


08047143

NorthEast
Community Bancorp, Inc.

NOTICE OF 2008 ANNUAL MEETING, PROXY STATEMENT AND 2007 ANNUAL REPORT

NORTHEAST COMMUNITY BANCORP, INC.

Corporate Profile

Northeast Community Bancorp, Inc., headquartered in White Plains, New York, is the holding company for Northeast Community Bank. Established in 1934, Northeast Community Bank is a community-oriented financial institution offering traditional financial services to consumers and businesses in the New York metropolitan area. We conduct our lending activities throughout the Northeastern United States, including New York, Massachusetts, New Jersey, Connecticut, Pennsylvania, New Hampshire, Rhode Island, Delaware, Maryland, Maine and Vermont. We attract deposits from the general public and use those funds to originate multi-family residential, mixed-use and non-residential real estate and consumer loans, which we hold for investment.

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
800.368.5948
www.RTCO.com

Stock Listing

Northeast Community Bancorp, Inc.'s common stock is quoted on the Nasdaq Global Market under the symbol "NECB."

Locations

Corporate Headquarters

325 Hamilton Avenue
White Plains, New York 10601

Bank Branches

325 Hamilton Avenue
White Plains, New York 10601

590 East 187th Street
Bronx, New York 10458

242 West 23rd Street
New York, New York 10011

1470 First Avenue
New York, New York 10021

2047 86th Street
Brooklyn, New York 11214

1751 Second Avenue
New York, New York 10218

Other Properties

300 Hamilton Avenue
White Plains, New York 10601

1353-55 First Avenue
New York, New York 10021

40 Grove Street
Wellesley, Massachusetts 02482

830 Post Road East
Westport, Connecticut 06880



NorthEast
Community Bancorp Inc.

April 14, 2008

Dear Stockholder:

You are cordially invited to attend the annual meeting of stockholders of NorthEast Community Bancorp, Inc. The meeting will be held at the Westchester Marriott Hotel, 670 White Plains Road, Tarrytown, New York on Wednesday, May 21, 2008 at 1:00 p.m., local time.

The notice of annual meeting and proxy statement appearing on the following pages describe the formal business to be transacted at the meeting. Officers and directors of the Company, as well as a representative of Beard Miller Company LLP, the Company's independent registered public accounting firm, will be present to respond to appropriate questions of stockholders.

It is important that your shares are represented at this meeting, whether or not you attend the meeting in person and regardless of the number of shares you own. To make sure your shares are represented, we urge you to complete and mail the enclosed proxy card. If you attend the meeting, you may vote in person even if you have previously mailed a proxy card.

We look forward to seeing you at the meeting.

Sincerely,

Kenneth A. Martinek
Chairman, President and
Chief Executive Officer



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NORTHEAST
COMMUNITY BANCORP, INC.

325 Hamilton Avenue
White Plains, New York 10601
(914) 684-2500

NOTICE OF 2008 ANNUAL MEETING OF STOCKHOLDERS

TIME AND DATE . . . . 1:00 p.m. on Wednesday May 21, 2008

PLACE . . . . Westchester Marriott Hotel
670 White Plains Road
Tarrytown, New York

ITEMS OF BUSINESS . . . .

(1) To elect three directors to serve for a term of three years;

(2) To ratify the appointment of Beard Miller Company LLP as our independent registered public accounting firm for fiscal year 2008; and

(3) To transact such other business as may properly come before the meeting and any adjournment or postponement thereof.

RECORD DATE . . . . In order to vote, you must have been a stockholder at the close of business on March 31, 2008.

PROXY VOTING . . . . It is important that your shares be represented and voted at the meeting. You can vote your shares by completing and returning the proxy card or voting instruction card sent to you. Voting instructions are printed on your proxy card or voting instruction card. You can revoke a proxy at any time prior to its exercise at the meeting by following the instructions in the proxy statement.

Anne Stevenson-DeBlasi
Corporate Secretary
April 14, 2008

NOTE: Whether or not you plan to attend the annual meeting, please vote by marking, signing, dating and promptly returning the enclosed proxy card in the enclosed envelope.

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NORTHEAST COMMUNITY BANCORP, INC.

PROXY STATEMENT

GENERAL INFORMATION

We are providing this proxy statement to you in connection with the solicitation of proxies by the Board of Directors of Northeast Community Bancorp, Inc. for the 2008 annual meeting of stockholders and for any adjournment or postponement of the meeting. In this proxy statement, we may also refer to Northeast Community Bancorp, Inc. as "Northeast Community Bancorp" the "Company," "we," "our" or "us."

Northeast Community Bancorp is the holding company for Northeast Community Bank. In this proxy statement, we may also refer to Northeast Community Bank as the "Bank."

We are holding the 2008 annual meeting at the Westchester Marriott Hotel, 670 White Plains Road, Tarrytown, New York on Wednesday, May 21, 2008 at 1:00 p.m., local time.

We intend to mail this proxy statement and the enclosed proxy card to stockholders of record beginning on or about April 14, 2008.

INFORMATION ABOUT VOTING

Who Can Vote at the Meeting

You are entitled to vote the shares of Northeast Community Bancorp common stock that you owned as of the close of business on March 31, 2008. As of the close of business on March 31, 2008, a total of 13,225,000 shares of Northeast Community Bancorp common stock were outstanding, including 7,273,750 shares of common stock held by Northeast Community Bancorp, MHC. Each share of common stock has one vote.

The Company's Charter provides that, until July 5, 2011, record holders of the Company's common stock, other than Northeast Community Bancorp, MHC, who beneficially own, either directly or indirectly, in excess of 10% of the Company's outstanding shares are not entitled to any vote in respect of the shares held in excess of the 10% limit.

Ownership of Shares; Attending the Meeting

You may own shares of Northeast Community Bancorp in one or more of the following ways:

- Directly in your name as the stockholder of record;
- Indirectly through a broker, bank or other holder of record in "street name"; or
- Indirectly in the Northeast Community Bank Employee Stock Ownership Plan or the Northeast Community Bank 401(k) Plan.

If your shares are registered directly in your name at our transfer agent, Registrar and Transfer Company, you are the holder of record of these shares and we are sending these proxy materials directly to you. As the holder of record, you have the right to give your proxy directly to us or to vote in person at the meeting.

If you hold your shares in street name, your broker, bank or other holder of record is sending these proxy materials to you. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote by filling out a voting instruction form that accompanies your proxy materials. Your broker, bank or other holder of record may allow you to provide voting instructions by telephone or by the Internet. Please see the instruction form provided by your broker, bank or other holder of record that accompanies this proxy statement. If you hold your shares in street name, you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of Northeast Community Bancorp common stock held in street name in person at the meeting, you must obtain a written proxy in your name from the broker, bank or other holder of record of your shares.

Quorum and Vote Required

Quorum. We will have a quorum and will be able to conduct the business of the annual meeting if the holders of a majority of the outstanding shares of common stock entitled to vote are present at the meeting, either in person or by proxy.

Votes Required for Proposals. At this year's annual meeting, stockholders will elect three directors to each serve a term of three years. In voting on the election of directors, you may vote in favor of all the nominees for director, withhold votes as to all nominees, or withhold votes as to specific nominees. There is no cumulative voting for the election of directors. Directors must be elected by a plurality of the votes cast at the annual meeting. This means that the nominees receiving the greatest number of votes will be elected.

In voting on the ratification of the appointment of Beard Miller Company LLP as the Company's independent registered public accounting firm, you may vote in favor of the proposal, vote against the proposal or abstain from voting. To ratify the appointment of Beard Miller Company LLP as our independent registered public accounting firm for 2008, the affirmative vote of a majority of the shares represented at the annual meeting and entitled to vote is required.

Routine and Non-Routine Proposals. The rules of the New York Stock Exchange determine whether proposals presented at stockholder meetings are routine or non-routine. If a proposal is routine, a broker, bank or other entity holding shares for an owner in street name may vote on the proposal without receiving voting instructions from the owner. If a proposal is non-routine, the broker, bank or other entity may vote on the proposal only if the owner has provided voting instructions. A broker non-vote occurs when a broker, bank or other entity holding shares for an owner in street name is unable to vote on a particular proposal and has not received voting instructions from the owner. The election of directors and the ratification of Beard Miller Company LLP as our independent accounting firm for 2008 are currently considered routine matters.

How We Count Votes. If you return valid proxy instructions or attend the meeting in person, we will count your shares for purposes of determining whether there is a quorum, even if you abstain from voting. Broker non-votes, if any, also will be counted for purposes of determining the existence of a quorum.

In the election of directors, votes that are withheld will have no effect on the outcome of the election.

In counting votes on the proposal to ratify the selection of the independent registered public accounting firm, abstentions will have the same effect as a vote against the proposal.

Voting by Proxy

The Company's Board of Directors is sending you this proxy statement to request that you allow your shares of Company common stock to be represented at the annual meeting by the persons named on the enclosed proxy card. All shares of Company common stock represented at the meeting by properly executed and dated proxy cards will be voted according to the instructions indicated on the proxy card. If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by the Company's Board of Directors. **The Board of Directors recommends that you vote for each of the nominees for director and for ratification of the appointment of Beard Miller Company LLP as the Company's independent registered public accounting firm.**

If any matters not described in this proxy statement are properly presented at the annual meeting, the persons named on the proxy card will use their judgment to determine how to vote your shares. This includes a motion to adjourn or postpone the annual meeting to solicit additional proxies. If the annual meeting is postponed or adjourned, your Company common stock may be voted by the persons named on the proxy card on the new meeting date, provided you have not revoked your proxy. We do not know of any other matters to be presented at the annual meeting.

You may revoke your proxy at any time before the vote is taken at the meeting. To revoke your proxy, you must either advise the Corporate Secretary of the Company in writing before your common stock has been voted at the annual meeting, deliver a later dated proxy or attend the meeting and vote your shares in person. Attendance at the annual meeting will not itself constitute revocation of your proxy.

Participants in the Bank's ESOP or 401(k) Plan

If you participate in the Northeast Community Bank Employee Stock Ownership Plan (the "ESOP") or if you hold Company common stock through the Northeast Community Bank 401(k) Plan (the "401(k) Plan"), you will receive a voting instruction form for each plan in which you participate that reflects all shares that you may direct the trustee to vote on your behalf under such plan. Under the terms of the ESOP, the ESOP trustee votes all shares held by the ESOP, but each ESOP participant may direct the trustee how to vote the shares of common stock allocated to his or her account. The ESOP trustee, subject to the exercise of its fiduciary duties, will vote all unallocated shares of Company common stock held by the ESOP and all allocated shares for which no voting instructions are received in the same proportion as shares for which the trustee has received timely voting instructions. Under the terms of the 401(k) Plan, a participant is entitled to direct the trustee how to vote the shares in the Northeast Community Bancorp, Inc. Stock Fund credited to his or her account. The trustee, subject to its fiduciary duties, will vote all shares for which no instructions are given or for which instructions were not timely received in the same proportion as shares for which the trustee received voting instructions. **The deadline for returning your voting instructions to each plan's trustee is May 14, 2008.**

CORPORATE GOVERNANCE AND BOARD MATTERS

Director Independence

The Company's Board of Directors currently consists of nine members, all of whom are independent under the listing requirements of The NASDAQ Stock Market, except for Kenneth A. Martinek, President and Chief Executive Officer of the Company and the Bank, Salvatore Randazzo, Executive Vice President and Chief Financial Officer of the Company and the Bank and Charles A. Martinek, Vice President and Internal Loan Review Officer of the Bank. In determining the independence of its directors, the Board considered transactions, relationships and arrangements between the Company and its directors that are not required to be disclosed in this proxy statement under the heading *"Transactions with Related Persons,"* including consultant services provided to the Bank by director Kenneth H. Thomas.

Corporate Governance Policies

The Board of Directors has adopted a corporate governance policy to govern certain activities, including: the duties and responsibilities of directors; the composition, responsibilities and operation of the Board of Directors; the establishment and operation of committees of the Board of Directors; succession planning; convening executive sessions of independent directors; the Board of Directors' interaction with management and third parties; and the evaluation of the performance of the Board of Directors and of the Chief Executive Officer.

Committees of the Board of Directors

The following table identifies the standing committees of our Board of Directors and their members as of December 31, 2007. All members of each committee are independent in accordance with the listing requirements of The NASDAQ Stock Market. The Board's Audit, Compensation, and Nominating/Corporate Governance Committees each operate under a written charter that is approved by the Board of Directors. Each committee reviews and reassesses the adequacy of its charter at least annually. The charters of all three committees are available in the Investor Relations section of the Company's website, *www.necommunitybank.com.*

Director	Audit Committee	Compensation Committee	Nominating/ Corporate Governance Committee
Diane B. Cavanaugh		X*	X
Arthur M. Levine	X*	X	
John F. McKenzie	X		
Harry (Jeff) A.S. Read	X		
Linda M. Swan		X	X*
Kenneth H. Thomas			X
Number of Meetings in 2007	4	3	3

* Denotes Chairperson

Audit Committee

The Audit Committee assists the Board of Directors in its oversight of the Company's accounting and reporting practices, the quality and integrity of the Company's financial reports and the Company's compliance with applicable laws and regulations. The Audit Committee is also responsible for engaging the Company's independent registered public accounting firm and monitoring its conduct and independence. The Board of Directors has designated Arthur M. Levine as an audit committee financial expert under the rules of the Securities and Exchange Commission.

Compensation Committee

The Compensation Committee approves the compensation objectives for the Company and the Bank and establishes the compensation for the Chief Executive Officer and other executives. Our Chief Executive Officer makes recommendations to the Compensation Committee from time to time regarding the appropriate mix and level of compensation for other executives. Those recommendations consider the objectives of our compensation philosophy and the range of compensation programs authorized by the Compensation Committee. The Compensation Committee reviews all compensation components for the Company's Chief Executive Officer and other highly compensated executive officers' compensation including base salary, annual incentive, long-term incentives and other perquisites. In addition to reviewing competitive market values, the Compensation Committee also examines the total compensation mix, pay-for-performance relationship, and how all elements, in the aggregate, comprise the executive's total compensation package. Decisions by the Compensation Committee with respect to the compensation of executive officers are approved by the full Board of Directors. The Compensation Committee also assists the Board of Directors in evaluating potential candidates for executive positions.

Nominating/Corporate Governance Committee

The Company's Nominating/Corporate Governance Committee assists the Board of Directors in identifying qualified individuals to serve as Board members, in determining the composition of the Board of Directors and its committees, in monitoring a process to assess Board effectiveness and in developing and implementing the Company's corporate governance guidelines. The Nominating/Corporate Governance Committee also considers and recommends the nominees for director to stand for election at the Company's annual meeting of stockholders.

Minimum Qualifications. The Nominating/Corporate Governance Committee has adopted a set of criteria that it considers when it selects individuals to be nominated for election to the Board of Directors A candidate must meet the eligibility requirements set forth in the Company's bylaws, which include a requirement that the candidate not have been subject to certain criminal or regulatory actions. A candidate also must meet any qualification requirements set forth in any Board or committee governing documents.

Candidates deemed eligible for election to the Board of Directors are evaluated by the Nominating/Corporate Governance Committee using the following criteria for selecting nominees:

- financial, regulatory and business experience;
- familiarity with and participation in the local community;
- integrity, honesty and reputation in connection with upholding a position of trust with respect to customers;
- dedication to the Company and its stockholders; and
- independence.

The Nominating/Corporate Governance Committee will also consider any other factors the Committee deems relevant, including age, diversity, size of the Board of Directors and regulatory disclosure obligations.

With respect to nominating an existing director for re-election to the Board of Directors, the Nominating/Corporate Governance Committee will consider and review an existing director's Board and committee attendance and performance; length of Board service; experience, skills and contributions that the existing director brings to the Board; and the director's independence.

Director Nomination Process. The process that the Nominating/Corporate Governance Committee follows to identify and evaluate individuals to be nominated for election to the Board of Directors is as follows:

Identification. For purposes of identifying nominees for the Board of Directors, the Nominating/Corporate Governance Committee relies on personal contacts of the committee members and other members of the Board of Directors, as well as its knowledge of members of the communities served by the Bank. The Nominating/Corporate Governance Committee will also consider director candidates recommended by stockholders in accordance with the policy and procedures set forth below. The Nominating/Corporate Governance Committee has not previously used an independent search firm to identify nominees.

Evaluation. In evaluating potential nominees, the Nominating/Corporate Governance Committee determines whether the candidate is eligible and qualified for service on the Board of Directors by evaluating the candidate under the selection criteria described above. If such individual fulfills these criteria, the Nominating/Corporate Governance Committee will conduct a check of the individual's background and interview the candidate to further assess the qualities of the prospective nominee and the contributions he or she would make to the Board.

Consideration of Recommendations by Stockholders. It is the policy of the Nominating/Corporate Governance Committee of the Board of Directors of the Company to consider director candidates recommended by stockholders who appear to be qualified to serve on the Company's Board of Directors. The Nominating/Corporate Governance Committee may choose not to consider an unsolicited recommendation if no vacancy exists on the Board of Directors and the Nominating/Corporate Governance Committee does not perceive a need to increase the size of the Board of Directors. To avoid the unnecessary use of the Nominating/Corporate Governance Committee's resources, the Nominating/Corporate Governance Committee will consider only those director candidates recommended in accordance with the procedures set forth below.

Procedures to be Followed by Stockholders. To submit a recommendation of a director candidate to the Nominating/Corporate Governance Committee, a stockholder should submit the following information in writing, addressed to the Chairman of the Nominating/Corporate Governance Committee, care of the Corporate Secretary, at the main office of the Company:

1. The name of the person recommended as a director candidate;

2. All information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended;

3. The written consent of the person being recommended as a director candidate to being named in the proxy statement as a nominee and to serving as a director if elected;

4. As to the stockholder making the recommendation, the name and address of such stockholder as they appear on the Company's books; provided, however, that if the stockholder is not a registered holder of the Company's common stock, the stockholder should submit his or her name and address along with a current written statement from the record holder of the shares that reflects ownership of the Company's common stock; and

5. A statement disclosing whether such stockholder is acting with or on behalf of any other person and, if applicable, the identity of such person.

In order for a director candidate to be considered for nomination at the Company's annual meeting of stockholders, the recommendation must be received by the Nominating/Corporate Governance Committee at least 120 calendar days before the date the Company's proxy statement was released to stockholders in connection with the previous year's annual meeting, advanced by one year.

Director Compensation

The following table provides the compensation received by individuals, other than our named executive officers listed in the "Summary Compensation Table", who served as directors of the Company during the 2007 fiscal year.

Name	*Fees Earned or Paid in Cash(1)*	*All Other Compensation*	*Total*
Diane B. Cavanaugh	$29,500	$ –	$29,500
Arthur M. Levine	30,500	–	30,500
Charles A. Martinek	13,500	–	13,500(2)
John F. McKenzie	27,500	–	27,500
Linda M. Swan	30,000	–	30,000
Harry (Jeff) A.S Read	28,500	–	28,500
Kenneth H. Thomas	29,500	60,000(3)	89,500

(1) Includes fees earned for service with the Company and the Bank.
(2) Amount listed represents Mr. Charles Martinek's total compensation for his services as a director in 2007. He is also an employee of the Bank, but is not a named executive officer listed in the Summary Compensation Table.
(3) Amount listed represents payment for work performed as a consultant to the Bank.

Cash Retainer and Meeting Fees for Non-Employee Directors. Each non-employee director of the Bank receives a $3,000 quarterly retainer plus $1,000 per meeting attended. Non-employee directors also receive a $750 quarterly retainer plus $750 per meeting attended for their service on the Board of Directors of the Company, and $500 per meeting attended for service on committees of the Board of the Company. Directors do not receive any fees for their service on the Board of Directors of Northeast Community Bancorp, MHC. Directors who are also employees received the same fees as non-employee directors until such compensation was discontinued for employee directors beginning in July, 2007.

Directors' Deferred Compensation Plan. The Bank maintains the Northeast Community Bank Directors' Deferred Compensation plan to provide director participants with a vehicle to defer fees until termination of service or a change in control. Director participants may elect on or before December 31st of each year to defer all or part of their fees earned during the following year. All deferrals are credited with interest on an annual basis at the prevailing rate payable by the Bank on its 60-month certificate of deposit. Directors are fully vested at all times in their deferrals. Directors must determine when their deferrals will be distributed at the time a deferral election is made. Deferrals are also payable upon disability, termination of service, death, following a change in control or upon the occurrence of an unforeseeable emergency. All distributions will be made in cash.

Outside Director Retirement Plan. The Bank maintains the Northeast Community Bank Outside Director Retirement Plan to provide non-employee directors with long standing service with a supplemental retirement benefit. All current non-employee directors are participants in the plan. Participating directors are entitled to receive a retirement benefit calculated based on years of service and director fees paid during the 12 completed calendar months preceding a director's termination of service multiplied by a vesting percentage. Participating directors with less than 10 years of service will receive no benefit under the plan. Participating directors with 10 years but less than 15 years of service will receive a benefit based on 50% of the total directors fees paid during the 12 completed calendar months preceding the director's termination. Participating directors with 15 years but less than 20 years will receive 75% of the total directors fees paid during the 12 completed calendar months preceding the director's termination. Participating directors with 20 or more years of service will receive a benefit calculated using 100% of the director fees paid during the 12 months preceding the directors termination. Participating directors vest in their retirement benefit at a rate of 20% per year for years of service after January 1, 2006. The annual director retirement benefit is generally paid monthly over a 120-month period following the month in which a director terminates his service on the Board of Directors. In the event a participating director dies while in pay status, the director's beneficiary will receive his or her remaining installments beginning in the month immediately following the director's death. In the event a participating director is terminated in connection with a change in control (as defined in the plan), the director will receive a lump sum payment equal to the actuarial equivalent of the director's monthly benefit. In the event a participating director is removed from the Board of Directors for cause, the director will forfeit all rights and benefits under the plan.

Board and Committee Meetings

During 2007, the Board of Directors held 13 meetings. Each of our current directors attended at least 90% of the Board meetings and the committee meetings on which such director served during 2007.

Director Attendance at Annual Meeting of Stockholders

The Board of Directors encourages each director to attend annual meetings of stockholders. All directors attended the 2007 Annual Meeting of Stockholders.

Code of Ethics and Business Conduct

The Company has adopted a Code of Ethics and Business Conduct that is designed to promote the highest standards of ethical conduct by the Company's directors, executive officers and employees. The Code of Ethics and Business Conduct requires that the Company's directors, executive officers and employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in the Company's best interest. Under the terms of the Code of Ethics and Business Conduct, directors, executive officers and employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of the Code of Ethics and Business Conduct. A copy of the Code of Ethics and Business Conduct can be found in the Investor Relations section of the Company's website, *www.necommunitybank.com.*

As a mechanism to encourage compliance with the Code of Ethics and Business Conduct, the Company has established procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls and auditing matters. These procedures ensure that individuals may submit concerns regarding questionable accounting or auditing matters in a confidential and anonymous manner. The Code of Ethics and Business Conduct also prohibits the Company from retaliating against any director, executive officer or employee who reports actual or apparent violations of the Code of Ethics and Business Conduct.

AUDIT RELATED MATTERS

Audit Committee Report

The Company's management is responsible for the Company's internal controls and financial reporting process. The independent registered public accounting firm ("independent accountants") are responsible for performing an independent audit of the Company's consolidated financial statements and issuing an opinion on the conformity of those financial statements with generally accepted accounting principles. The Audit Committee oversees the Company's internal controls and financial reporting process on behalf of the Board of Directors.

In this context, the Audit Committee has met and held discussions with management and the independent accountants. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent accountants. The Audit Committee discussed with the independent accountants matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1 AV Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T, including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. In addition, the Audit Committee has received the written disclosures and the letter from the independent accountants required by the Independence Standards Board Standard No. 1 (Independence Discussions With Audit Committees), as adopted by the Public Company Accounting Oversight Board in Rule 3600T, and has discussed with the independent accountants the independent accountants' independence. In concluding that the auditors are independent, the Audit Committee considered, among other factors, whether the non-audit services provided by the auditors were compatible with their independence.

The Audit Committee discussed with the Company's independent accountants the overall scope and plans for their audit. The Audit Committee meets with the independent accountants, with and without management present, to discuss the results of their examination, their evaluation of the Company's internal controls, and the overall quality of the Company's financial reporting.

In performing all of these functions, the Audit Committee acts only in an oversight capacity. In its oversight role, the Audit Committee relies on the work and assurances of the Company's management, which has the primary responsibility for financial statements and reports, and of the independent accountants who, in their report, express an opinion on the conformity of the Company's financial statements to generally accepted accounting principles. The Audit Committee's oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions with management and the independent accountants do not assure that the Company's financial statements are presented in accordance with generally accepted accounting principles, that the audit of the Company's consolidated financial statements has been carried out in accordance with the standards of the Public Company Accounting Oversight Board (United States) or that the Company's independent accountants are in fact "independent."

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2007 for filing with the Securities and Exchange Commission. The Audit Committee and the Board of Directors also have approved, subject to stockholder ratification, the selection of the Company's independent registered public accounting firm for the fiscal year ending December 31, 2008.

Audit Committee of the Board of Directors of
Northeast Community Bancorp, Inc.

Arthur M. Levine (Chairperson)
Harry (Jeff) A.S. Read
John F. McKenzie

Auditor Fees

The following table sets forth the fees billed to the Company for the fiscal years ending December 31, 2007 and December 31, 2006 by Beard Miller Company LLP.

	2007	2006
Audit Fees[(1)]	$106,462	$176,681
Audit-Related Fees[(2)]	2,250	—
Tax Fees[(3)]	24,000	20,000
All other fees	—	—

(1) Includes professional services rendered for the audit of the Company's annual financial statements and review of financial statements included in Forms 10-Q, including out-of-pocket expenses. The fees for 2006 include $95,000 related to the Company's initial public stock offering (Form S-1 filing and related comfort letter).
(2) Consists of fees for accounting consultations in connection with acquisitions and asset sales.
(3) Tax fees include the following: preparation of federal, state and city tax returns.

Policy on Pre-Approval of Audit and Permissible Non-Audit Services

The Audit Committee is responsible for appointing and setting the compensation and overseeing the work of the independent auditor. In accordance with its charter, the Audit Committee approves, in advance, all audit and permissible non-audit services to be performed by the independent auditor to ensure that the independent auditor does not provide any non-audit services to the Company that are prohibited by law or regulation.

In addition, the Audit Committee has established a policy regarding pre-approval of all audit and permissible non-audit services provided by the independent auditor. Requests for services by the independent auditor must be specific as to the particular services to be provided. The request may be made with respect to either specific services or a type of service for predictable or recurring services. During the year ended December 31, 2007, all services provided by the independent auditor were approved, in advance, by the Audit Committee in compliance with these procedures.

STOCK OWNERSHIP

The following table provides information as of March 31, 2008, with respect to persons known by the Company to be the beneficial owners of more than 5% of the Company's outstanding common stock. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investing power.

Name and Address	Number of Shares Owned	Percent of Common Stock Outstanding (1)
Northeast Community Bancorp, MHC 325 Hamilton Avenue White Plains, New York 10601	7,273,750	55.0%
Stilwell Value Partners IV, L.P., Stilwell Associates, L.P., Stilwell Value LLC, and Joseph Stilwell 26 Broadway, 23rd Floor New York, New York 10004	1,110,900[(2)]	8.4
Manulife Financial Corporation 200 Bloor Street East Toronto. Ontario, Canada M4W 1E5	679,900[(3)]	5.1

(1) Based on 13,225,000 shares of the Company's common stock outstanding and entitled to vote as of March 31, 2008.
(2) Based on information contained in a Schedule 13D filed with the Securities and Exchange Commission on November 5, 2007.
(3) Based on information contained in a Schedule 13G filed with the Securities and Exchange Commission on February 8, 2008.

The following table provides information about the shares of Company common stock that may be considered to be owned by each director or nominee for director of the Company, by the executive officers named in the Summary Compensation Table and by all directors, nominees for director and executive officers of the Company as a group as of March 31, 2008. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, none of the shares listed are pledged as security, and each of the named individuals has sole voting and investment power with respect to the shares shown. All directors and executive officers as a group do not own over 1% of the Company's outstanding shares based on 13,225,000 shares of the Company's common stock outstanding and entitled to vote as of March 31, 2008.

Name	Number of Shares Owned (1)(2)
Susan Barile	3,138
Diane B. Cavanaugh	500
Arthur M. Levine	2,076[3]
Charles A. Martinek	6,778
Kenneth A. Martinek	31,809
John F. McKenzie	1,500
Salvatore Randazzo	5,297
Harry (Jeff) A.S. Read	5,031
Linda M. Swan	678
Kenneth H. Thomas	3,000[4]
All Executive Officers, Directors and Director Nominees, as a Group (10 persons)	59,807

(1) Includes shares allocated to the account of individuals under the Bank's ESOP with respect to which individuals have voting but not investment power as follows: Susan Barile – 1,899 shares, Charles Martinek – 1,226 shares, Kenneth Martinek – 3,862 shares, and Salvatore Randazzo – 2,495 shares.

(2) Includes shares held in trust in the 401(k) Plan as to which each individual has investment and voting power as follows: Ms. Barile – 1,239 shares, Mr. Charles Martinek – 552 shares, Mr. Kenneth Martinek – 27,947 shares and Mr. Randazzo – 2,802 shares. These amounts reflect ownership units in the employer stock fund of the 401(k) Plan, which consists of both issuer stock and a reserve of cash. The actual number of shares held by the individual may vary when such units are actually converted into shares upon distribution of the units to the individual.

(3) Includes 1,076 shares held by Mr. Levine's spouse as trustee.

(4) Includes 370 shares held by Mr. Thomas' spouse's IRA.

ITEMS TO BE VOTED ON BY STOCKHOLDERS

Item 1 — Election of Directors

The Board of Directors of Northeast Community Bancorp is presently composed of nine members. The Board is divided into three classes, each with three-year staggered terms, with one-third of the directors elected each year. The nominees for election this year are Salvatore Randazzo, Harry (Jeff) A.S. Read and Linda M. Swan, all of whom are current directors of the Company and the Bank.

Unless you indicate on your proxy card that your shares should not be voted for certain directors, it is intended that the proxies solicited by the Board of Directors will be voted for the election of the nominees named below. If any nominee is unable to serve, the persons named on the proxy card will vote your shares to approve the election of any substitute proposed by the Board of Directors. Alternatively, the Board of Directors may adopt a resolution to reduce the size of the Board. At this time, the Board of Directors knows of no reason why any nominee might be unable to serve. **The Board of Directors recommends a vote "FOR" the election of all nominees.**

Information regarding the nominees and the directors continuing in office is provided below. Unless otherwise stated, each individual has held his or her current occupation for the last five years. The age indicated in each nominee's biography is as of December 31, 2007. The indicated period of service as a director includes service as a director of the Bank.

Board Nominees for Terms Ending in 2011

Salvatore Randazzo has served as Executive Vice President and Chief Financial Officer of Northeast Community Bancorp since its formation in 2006. He has served as Executive Vice President and Chief Financial Officer of Northeast Community Bank since 2002. Mr. Randazzo joined the Bank as senior accountant in 1997. Age 40. Director since 2003.

Harry (Jeff) A.S. Read has been a registered investment adviser with Geneos Wealth Management, Inc. since January 2006. From January 2004 to December 2005, Mr. Read served as a registered investment adviser with Financial Network Investment Corp., an ING company. Before serving with Financial Network Investment Corp., Mr. Read worked as a registered investment adviser with Allmerica Financial of Worcester, MA, for over twenty years. Mr. Read has served several terms in the Massachusetts House of Representatives. Age 71. Director since 2005.

Linda M. Swan is a retired Director of the Corporate Activities Division of the Office of Thrift Supervision. Age 58. Director since 1991.

Directors with Terms Ending in 2009

Diane B. Cavanaugh is an attorney. Age 51. Director since 1992.

Charles A. Martinek has served as Vice President and Internal Loan Review Officer of Northeast Community Bank since May, 2007. Prior to that time, Mr. Martinek served as a commercial loan officer with the Bank since 2001, and as an assistant vice president since 2002. Before serving with the Bank, Mr. Martinek was a quality control analyst with C. Cowles & Co. Mr. Martinek is also the owner of Martinek Investment Properties, LLC. Mr. Martinek's brother, Kenneth Martinek, also serves on the Board of Directors. Age 46. Director since 2002.

Kenneth H. Thomas has been an independent bank analyst and consultant since 1969 and has been President of K.H. Thomas Associates, LLC since 1975. Mr. Thomas holds a Ph.D. in Finance from the Wharton School and has written extensively on the Community Reinvestment Act of 1977. Age 60. Director since 2001.

Directors with Terms Ending in 2010

Kenneth A. Martinek has served as Chairman of the Board, President and Chief Executive Officer of Northeast Community Bancorp since its formation in 2006. He has served with Northeast Community Bank since 1976 and has been the President and Chief Executive Officer of the Bank since 1991. Mr. Martinek was first elected as a director of the Bank in 1983 and was appointed Chairman of the Board in 2002. Mr. Martinek's brother, Charles A. Martinek, also serves on the Board of Directors. Age 55

Arthur M. Levine is a certified public accountant and Managing Member of the accounting firm A.L. Wellen & Co. Age 73. Director since 1995.

John F. McKenzie is a retired insurance executive. Prior to his retirement in early 2008, Mr. McKenzie was the owner of an insurance agency in Orange, Connecticut, providing multiline personal and commercial insurance products. Age 64. Director since November 2006.

Item 2 — Ratification of the Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors has appointed Beard Miller Company LLP to be its independent registered public accounting firm for the 2008 fiscal year, subject to ratification by stockholders. A representative of Beard Miller Company LLP is expected to be present at the annual meeting to respond to appropriate questions from stockholders and will have the opportunity to make a statement should he or she desire to do so.

If the ratification of the appointment of Beard Miller Company LLP is not approved by the stockholders at the annual meeting, other independent registered public accounting firms may be considered by the Audit Committee of the Board of Directors.

The Board of Directors recommends that stockholders vote "FOR" the ratification of the appointment of Beard Miller Company LLP as the Company's independent registered public accounting firm.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides information concerning total compensation earned or paid to the Chief Executive Officer and the two other most highly compensated executive officers of the Company who served in such capacities at December 31, 2007. These three officers are referred to as the "named executive officers" in this proxy statement.

Name and Principal Position	*Year*	*Salary*	*Bonus*	*All Other Compensation(1)*	*Total*
Kenneth A. Martinek President and CEO	2007 2006	$251,675 235,750	$ – –	$35,730 57,185	$287,405 292,935
Salvatore Randazzo Executive Vice President and Chief Financial Officer	2007 2006	152,611 138,000	10,350 –	28,699 44,732	191,660 182,733
Susan Barile Executive Vice President and Chief Mortgage Officer	2007	129,791	12,500	12,689	154,980

(1) Amounts do not include perquisites which, in the aggregate, were less than $10,000 for each named executive officer. For Mr. Martinek, Mr. Randazzo and Ms. Barile, amounts in 2007 include allocations under the ESOP of $22,230, $15,199 and $12,689, respectively. For Mr. Martinek and Mr. Randazzo, amounts in 2007 also include director fees of $13,500 each.

Employment Agreements. The Company and the Bank each maintain employment agreements with Kenneth A. Martinek and Salvatore Randazzo. The employment agreements with the Company and the Bank for each executive, which have essentially identical terms, provide that the Company will make any payments not made by the Bank, but the executives will not receive any duplicative payments. The Company and the Bank have also entered into an employment agreement with Susan Barile. Ms. Barile's employment agreement provides that the Company will make any payments not made by the Bank. Mr. Martinek, Mr. Randazzo and Ms. Barile are also referred to below as the "executives" or the "executive."

The employment agreements with the executives provide for three-year terms, subject to annual renewal by the board of directors. The current base salaries under the employment agreements are $265,750 for Mr. Martinek, $170,000 for Mr. Randazzo and $140,000 for Ms. Barile. The agreements also provide for participation in employee benefit plans and programs maintained for the benefit of senior management personnel, including discretionary bonuses, participation in stock-based benefit plans, and fringe benefits, including an automobile allowance for each executive.

Under the terms of the agreements, the executives are subject to a one year non-compete if they terminate their employment for good reason (as defined in the agreement) or if the they are terminated without cause (as defined in the agreement). This non-compete provision shall not apply if the executives are terminated within one year of a change of control.

See *"Other Potential Post-Termination Benefits"* for a discussion of the benefits and payments the executives may receive under their employment agreements upon retirement or termination of employment.

Retirement Benefits

Supplemental Executive Retirement Plan. Under the supplemental executive retirement plan, upon termination of employment on or after the normal retirement age of 65, Messrs. Martinek and Randazzo each receive an annual retirement benefit equal to fifty percent (50%) of average base salary over the three-year period preceding termination of employment. Upon termination on or after age 60 and upon completing a minimum of 20 years of service, Messrs. Martinek and Randazzo may receive an early retirement benefit equal to the normal retirement benefit, reduced by .25% for each month by which the executive's age at termination is less than age 65. The early or normal retirement benefit is payable in equal monthly installments for the greater of the executive's lifetime or 15 years following retirement. See *"Other Potential Post-Termination Benefits"* for payments that Mr. Martinek and Mr. Randazzo may receive under this plan upon termination of employment for reasons other than retirement.

Other Potential Post-Termination Benefits

Payments Made Upon Termination for Cause. Under the employment agreements, an executive who is terminated for cause will receive base salary through the date of termination and retain the rights to any vested benefits subject to the terms of the plan or agreement under which those benefits are provided.

Payments Made Upon Termination without Cause or for Good Reason. If the Bank and the Company terminate the executives for reasons other than cause, or if the executives terminate voluntarily under certain circumstances outlined in the agreements that constitute constructive termination, the executives, or their beneficiaries should they die prior to receipt of payment, each receive an amount equal to their base salary and employer contributions to benefit plans payable for the remaining term of the agreement. The Bank and the Company also agree to continue and/or pay for the executives' life, health and dental coverage for the remaining term of the agreements.

Payments Made Upon Disability. If the executives become disabled, the Bank and the Company agree to provide them with monthly disability pay equal to 75% of their monthly base salaries (50% of monthly base salary in the case of Ms. Barile) for a period ending on the earliest to occur of (1) a return to full-time employment with the Bank and the Company; (2) death; (3) attainment of age 65; or (4) the expiration of the agreement. The disability payments under the agreement would be reduced, however, by the amount of any short- or long-term disability benefits that would become payable to the executives under the terms of any disability insurance programs sponsored by the Bank and the Company.

In the event of termination due to disability, Mr. Martinek and Mr. Randazzo will receive the early retirement benefit or normal retirement benefit due under the supplemental executive retirement plan if they have reached age 60 or 65, respectively, prior to termination. If they have not attained early retirement age prior to termination due to disability, they will receive a benefit equal to their accrued benefit under the plan as of the date of termination.

Payments Made Upon Death. Upon the death of an executive, the executive's employment agreement terminates and the executive's beneficiary will receive base salary and accrued benefits through the last day of the month of death.

The supplemental executive retirement plan provides that upon the death of Mr. Martinek or Mr. Randazzo while actively employed, they, or their beneficiary, would receive an actuarially equivalent lump sum benefit, calculated as if the executive had attained age 65 prior to termination of employment.

Payments Made Upon a Change in Control. Under the employment agreements, if an executive is involuntarily or constructively terminated within one year of a change in control (as defined in the agreements), the executive will receive a severance payment equal to three times his or her average annual compensation over the five preceding years, as well as continued life, medical and dental benefits for three years following termination of employment.

The benefits provided to the executives under the employment agreements upon a change in control are limited to avoid adverse tax consequences to the Company and the Bank under Section 280G of the Internal Revenue Code of 1986. The "280G Limits" provide that total payments and benefits to the executives that are contingent upon a change in control shall not equal or exceed in the aggregate three times the individual's average annual taxable income over the five preceding years.

The supplemental executive retirement plan provides that upon termination in connection with a change in control Mr. Martinek and Mr. Randazzo or their beneficiary, would receive an actuarially equivalent lump sum benefit, calculated as if they had attained age 65 prior to termination of employment. All benefits received under this plan count towards the executives' 280G Limits.

Under the terms of our employee stock ownership plan, upon a change in control (as defined in the plan), the plan will terminate and the plan trustee will repay in full any outstanding acquisition loan. After repayment of the acquisition loan, all remaining shares of our stock held in the loan suspense account, all other stock or securities, and any cash proceeds from the sale or other disposition of any shares of our stock held in the loan suspense account will be allocated among the accounts of all participants in the plan who were employed by us on the date immediately preceding the effective date of the change in control. The allocations of shares or cash proceeds shall be credited to each eligible participant in proportion to the opening balances in their accounts as of the first day of the valuation period in which the change in control occurred. Payments under our employee stock ownership plan do not count towards the executives' 280G Limits.

OTHER INFORMATION RELATING TO DIRECTORS AND EXECUTIVE OFFICERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who own more than 10% of any registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange

Commission. These individuals are required by regulation to furnish the Company with copies of all Section 16(a) reports they file.

Based solely on its review of the copies of the reports it has received and written representations provided to the Company from the individuals required to file the reports, the Company believes that each of its executive officers and directors has complied with applicable reporting requirements for transactions in Company common stock during the fiscal year ended December 31, 2007, except for one Form 4 relating to one purchase that was filed late by director Read.

Policies and Procedures for Approval of Related Persons Transactions

We maintain a Policy and Procedures Governing Related Person Transactions, which is a written policy and set of procedures for the review and approval or ratification of transactions involving related persons. Under the policy, related persons consist of directors, director nominees, executive officers, persons or entities known to us to be the beneficial owner of more than five percent of any outstanding class of the voting securities of the Company, or immediate family members or certain affiliated entities of any of the foregoing persons.

Transactions covered by the policy consist of any financial transaction, arrangement or relationship or series of similar transactions, arrangements or relationships, in which:

- the aggregate amount involved will or may be expected to exceed $25,000 in any calendar year;
- the Company is, will, or may be expected to be a participant; and
- any related person has or will have a direct or indirect material interest.

The policy excludes certain transactions, including:

- any compensation paid to an executive officer of the Company if the Compensation Committee of the Board approved (or recommended that the Board approve) such compensation;
- any compensation paid to a director of the Company if the Board or an authorized committee of the Board approved such compensation; and
- any transaction with a related person involving consumer and investor financial products and services provided in the ordinary course of the Company's business and on substantially the same terms as those prevailing at the time for comparable services provided to unrelated third parties or to the Company's employees on a broad basis (and, in the case of loans, in compliance with the Sarbanes-Oxley Act of 2002).

Related person transactions are reviewed by the Audit Committee for the purpose of determining if the transactions are fair, reasonable and within Company policy and should be ratified and approved. In determining whether to approve or ratify such transactions, the Audit Committee will consider all relevant factors, including:

- whether the terms of the proposed transaction are at least as favorable to the Company as those that might be achieved with an unaffiliated third party;
- the size of the transaction and the amount of consideration payable to the related person;
- the nature of the interest of the related person;
- whether the transaction may involve a conflict of interest; and

- whether the transaction involves the provision of goods and services to the Company that are available from unaffiliated third parties.

A member of the Audit Committee who has an interest in the transaction will abstain from voting on the decision to recommend approval of the transaction, but may, if so requested by the chair of the Audit Committee, participate in some or all of the discussion.

Transactions with Related Persons

The Sarbanes-Oxley Act of 2002 generally prohibits loans by the Company to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by the Bank to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. The Bank is therefore prohibited from making any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public, except for loans made pursuant to programs generally available to all employees. Notwithstanding this rule, federal regulations permit the Bank to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee, although the Bank does not currently have such a program in place.

From time to time, the Bank makes loans and extensions of credit to its executive officers and directors, and members of their immediate families. Such loans are made in the ordinary course of business, are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Bank, and do not involve more than the normal risk of collectibility or present other unfavorable features. These loans were performing according to their terms at December 31, 2007.

Pursuant to the Company's Audit Committee Charter, the Audit Committee periodically reviews, no less frequently than quarterly, a summary of the Company's transactions with directors and executive officers of the Company and with firms that employ directors, as well as any other transactions wit h related person to determine whether the transactions are fair, reasonable and within Company policy and should be ratified and approved. Also, in accordance with banking regulations, the Board of Directors reviews all loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to such person and his or her related interests, exceed the greater of $25,000 or 5% of the Company's capital and surplus (up to a maximum of $500,000) and such loan must be approved in advance by a majority of the disinterested members of the Board of Directors. Additionally, pursuant to the Company's Code of Ethics and Business Conduct, all executive officers and directors of the Company must disclose any existing or emerging conflicts of interest to the President and Chief Executive Officer of the Company. Such potential conflicts of interest include, but are not limited to, the following: (i) the Company conducting business with or competing against an organization in which a family member of an executive officer or director has an ownership or employment interest and (ii) the ownership of more than 1% of the outstanding securities or 5% of total assets of any business entity that does business with or is in competition with the Company.

SUBMISSION OF BUSINESS PROPOSALS AND STOCKHOLDER NOMINATIONS

The Company must receive proposals that stockholders seek to include in the proxy statement for the Company's next annual meeting no later than December 16, 2008. If next year's annual meeting is held on a date more than 30 calendar days from May 21, 2009, a stockholder proposal must be received by a reasonable time before the Company begins to print and mail its proxy solicitation for such annual meeting. Any stockholder proposals will be subject to the requirements of the proxy rules adopted by the Securities and Exchange Commission.

The Company's bylaws provide that, in order for a stockholder to make nominations for the election of directors or proposals for business to be brought before the annual meeting, a stockholder must deliver notice of such nominations and/or proposals to the Secretary not less than 30 days before the date of the annual meeting. However, if less than 40 days' notice or prior public disclosure of the date of the annual meeting is given to stockholders, such notice of stockholder nominations or proposals must be received not later than the close of business of the tenth day following the day on which notice of the date of the annual meeting was mailed to stockholders or prior public disclosure of the meeting date was made. A copy of the bylaws may be obtained from the Company.

STOCKHOLDER COMMUNICATIONS

The Company encourages stockholder communications to the Board of Directors and/or individual directors. All communications from stockholders should be addressed to Northeast Community Bancorp, Inc., 325 Hamilton Avenue, White Plains, New York 10601. Communications to the Board of Directors should be in the care of Anne Stevenson-DeBlasi, Corporate Secretary. Communications to individual directors should be sent to such director at the Company's address. Stockholders who wish to communicate with a Committee of the Board should send their communications to the care of the Chairperson of the particular committee, with a copy to Linda M. Swan, the Chair of the Nominating/Corporate Governance Committee. It is in the discretion of the Nominating/Corporate Governance Committee whether any communication sent to the full Board should be brought before the full Board.

MISCELLANEOUS

The Company will pay the cost of this proxy solicitation. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of the Company. Additionally, directors, officers and other employees of the Company may solicit proxies personally or by telephone. None of these persons will receive additional compensation for these activities.

The Company's Annual Report to Stockholders has been included with this proxy statement. Any stockholder as of March 31, 2008, who has not received a copy of the Annual Report may obtain a copy by writing to the Corporate Secretary of the Company. The Annual Report is not to be treated as part of the proxy solicitation material or as having been incorporated by reference into this proxy statement.

If you and others who share your address own your shares in "street name," your broker or other holder of record may be sending only one annual report and proxy statement to your address. This practice, known as "householding," is designed to reduce our printing and postage costs. However, if a stockholder residing at such an address wishes to receive a separate annual report or proxy statement in the future, he or she should contact the broker or other holder of record. If you own your shares in "street name" and are receiving multiple copies of our annual report and proxy statement, you can request householding by contacting your broker or other holder of record.

Whether or not you plan to attend the annual meeting, please vote by marking, signing, dating and promptly returning the enclosed proxy card in the enclosed envelope.

BY ORDER OF THE BOARD OF DIRECTORS



Anne Stevenson-DeBlasi
Corporate Secretary

White Plains, New York
April 14, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______________________ to ______________________

Commission File Number: **0-51852**

NORTHEAST COMMUNITY BANCORP, INC.

(Exact name of registrant as specified in its charter)

UNITED STATES (State or other jurisdiction of incorporation or organization)	**06-1786701** (I.R.S. Employer Identification No.)
325 Hamilton Avenue, White Plains, New York (Address of principal executive offices)	**10601** (Zip Code)

Registrant's telephone number, including area code: (914) 684-2500

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "accelerated filer," "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[ ]	Accelerated filer	[ ]
Non-accelerated filer	[ ] (Do not check if a smaller reporting company)	Smaller reporting company	[X]

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act). Yes No X

The aggregate market value of the voting and non-voting common equity held by non-affiliates as of June 29, 2007 was approximately $68.3 million

The number of shares outstanding of the registrant's common stock as of March 28, 2008 was 13,225,000.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2008 Annual Meeting of Stockholders are incorporated by reference in Part III of this Form 10-K.

INDEX

Part I

Part II

Part III

Part IV

This report contains certain "forward-looking statements" within the meaning of the federal securities laws. These statements are not historical facts; rather, they are statements based on Northeast Community Bancorp Inc.'s current expectations regarding its business strategies, intended results and future performance. Forward-looking statements are preceded by terms such as "expects," "believes," "anticipates," "intends" and similar expressions.

Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. Factors which could affect actual results include interest rate trends, the general economic climate in the market area in which Northeast Community Bancorp, Inc. operates, as well as nationwide, Northeast Community Bancorp, Inc.'s ability to control costs and expenses, competitive products and pricing, loan delinquency rates and changes in federal and state legislation and regulation. For further discussion of factors that may affect our results, see "Item 1A. Risk Factors" in this Annual Report on Form 10-K ("Form 10-K"). These factors should be considered in evaluating the forward-looking statements and undue reliance should not be placed on such statements. Northeast Community Bancorp, Inc. assumes no obligation to update any forward-looking statements.

PART I

Item 1. BUSINESS

General

Northeast Community Bancorp, Inc. ("Northeast Community Bancorp" or the "Company") is a federally chartered stock holding company established on July 5, 2006 to be the holding company for Northeast Community Bank (the "Bank"). Northeast Community Bancorp's business activity is the ownership of the outstanding capital stock of the Bank. Northeast Community Bancorp does not own or lease any property but instead uses the premises, equipment and other property of the Bank with the payment of appropriate rental fees, as required by applicable law and regulations, under the terms of an expense allocation agreement.

Northeast Community Bancorp, MHC (the "MHC") is the Company's federally chartered mutual holding company parent. As a mutual holding company, the MHC is a non-stock company that has as its members the depositors of Northeast Community Bank. The MHC does not engage in any business activity other than owning a majority of the common stock of Northeast Community Bancorp. So long as we remain in the mutual holding company form of organization, the MHC will own a majority of the outstanding shares of Northeast Community Bancorp.

Northeast Community Bank has been conducting business throughout the New York metropolitan area for more than 74 years. Northeast Community Bank was originally chartered in 1934. In 2006, Northeast Community Bank changed its name from "Fourth Federal Savings Bank" to "Northeast Community Bank."

We operate as a community-oriented financial institution offering traditional financial services to consumers and businesses in our market area and our lending territory. We attract deposits from the general public and use those funds to originate multi-family residential, mixed-use and non-residential real estate and consumer loans, which we hold for investment. We have been originating multi-family and mixed-use real estate loans in the New York metropolitan area for more than 50 years and expanded our lending territory to include all of New York, Massachusetts, New Jersey, Connecticut, Pennsylvania, New Hampshire, Rhode Island, Delaware, Maryland, Maine and Vermont, which we refer to collectively in this Form 10-K as the "Northeastern United States". We do not offer one- to four-family residential loans.

During 2007, we continued our plan to diversify the products and services that we offer our customers. In March 2007, we hired two individuals with significant commercial bank lending experience, a senior lending officer and a commercial loan underwriter, for our new commercial lending department. Since establishing the department, our commercial loan portfolio has increased from no commercial loans at March 31, 2007 to $5.5 million of commercial loans committed with $3.0 million drawn at December 31, 2007.

In November 2007, we completed the acquisition of the operating assets of Hayden Financial Group, LLC, an investment advisory firm located in Westport, Connecticut. This acquisition gives us the ability to offer investment advisory and financial planning services under the name Hayden Financial Group, a division of the Bank, through a networking arrangement with a registered broker-dealer and investment advisor.

Available Information

Our website address is www.necommunitybank.com. Information on our website should not be considered a part of this Form 10-K.

Market Area

We are headquartered in White Plains, New York, which is located in Westchester County and we operate through our main office in White Plains and our five other full-service branch offices in the New York City boroughs of Manhattan (New York County), Brooklyn (Kings County) and Bronx (Bronx County). We also operate a loan production office in Wellesley, Massachusetts. We generate deposits through our main office and five branch offices. We conduct lending activities throughout the Northeastern United States, including New York, Massachusetts, New Jersey, Connecticut, Pennsylvania, New Hampshire, Rhode Island, Delaware, Maryland, Maine and Vermont.

Our primary market area includes a population base with a broad cross section of wealth, employment and ethnicity. We operate in markets that generally have experienced relatively slow demographic growth, a characteristic typical of mature urban markets located throughout the Northeast region. New York County is a relatively affluent market, reflecting the influence of Wall Street along with the presence of a broad spectrum of Fortune 500 companies. Comparatively, Kings County and Bronx County are home to a broad socioeconomic spectrum, with a significant portion of the respective populations employed in relatively low wage blue collar jobs. Westchester County is also an affluent market, serving as a desired suburban location for commuting into New York City as well as reflecting growth of higher paying jobs in the county, particularly in White Plains.

While each of the states in our lending area has different economic characteristics, our customer base in these states tends to be similar to our customer base in New York and is comprised mostly of owners of low to moderate income apartment buildings or non-residential real estate in low to moderate income areas. Outside the State of New York, our largest concentration of real estate loans is in Massachusetts.

Competition

We face significant competition for the attraction of deposits. The New York metropolitan area has a significant concentration of financial institutions, including large money center and regional banks, community banks and credit unions. Over the past 10 years, consolidation of the banking industry in the New York metropolitan area has continued, resulting in larger and increasingly efficient competitors. We also face competition for investors' funds from money market funds, mutual funds and other corporate and government securities. At June 30, 2007, which is the most recent date for which data is available from the Federal Deposit Insurance Corporation, we held 0.07% or less of the deposits in each of Westchester, Kings and New York counties, New York, and approximately 0.61% of the deposits in Bronx County, New York.

We also face significant competition for the origination of loans. Our competition for loans comes primarily from financial institutions in our lending territory, and, to a lesser extent, from other financial service providers such as insurance companies, hedge funds and mortgage companies. As our lending territory is based around densely populated areas surrounding urban centers, we face significant competition from regional banks, savings banks and commercial banks in the New York metropolitan area as well as in the other ten states that we designate as our lending territory. The competition for loans that we encounter, as well as the types of institutions with which we compete, varies from time to time depending upon certain factors, including the general availability of lendable funds and credit, general and local economic conditions, current interest rate levels, volatility in the mortgage markets and other factors which are not readily predictable.

We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered the barriers to market entry, allowed banks and other lenders to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. Changes in federal law permit affiliation among banks, securities firms and insurance companies, which promotes a competitive environment in the financial services industry. Competition for deposits and the origination of loans could limit our future growth.

Lending Activities

General. We originate loans primarily for investment purposes. The largest segment of our loan portfolio is multi-family residential real estate loans. We also originate mixed-use real estate loans and non-residential real estate loans, and in 2007 we began originating commercial loans. To a limited degree, we make consumer loans and purchase participation interests in construction loans. We currently do not originate one- to four-family residential loans and have no present intention to do so in the future. We consider our lending territory to be the Northeastern United States, including New York, Massachusetts, New Jersey, Connecticut, Pennsylvania, New Hampshire, Rhode Island, Delaware, Maryland, Maine and Vermont. We do not originate or purchase subprime loans.

Multi-family and Mixed-use Real Estate Loans. We offer adjustable rate mortgage loans secured by multi-family and mixed-use real estate. These loans are comprised primarily of loans on low to moderate income apartment buildings located in our lending territory and include, to a limited degree, loans on cooperative apartment buildings (in the New York area), loans for Section 8 multi-family housing and loans for single room occupancy ("SRO") multi-family housing properties. In New York, most of the apartment buildings that we lend on are rent-stabilized. Mixed-use real estate loans are secured by properties that are intended for both residential and business use. Until 2004, our policy had been to originate multi-family and mixed-use real estate loans primarily in the New York metropolitan area. In January 2004, we opened a loan production office in Wellesley, Massachusetts and currently originate multi-family and mixed-use real estate loans throughout the Northeastern United States.

For the year ended December 31, 2007, originations of multi-family real estate loans in states other than New York represented 60.8% of our total multi-family mortgage loan originations, and originations of mixed-use real estate loans in states other than New York represented 16.7% of our total mixed-use mortgage loan originations. For the year ended December 31, 2006, originations of multi-family real estate loans in states other than New York represented 55.7% of our total multi-family mortgage loan originations, and originations of mixed-use real estate loans in states other than New York represented 39.3% of our total mixed-use mortgage loan originations. We intend to continue to increase our originations of multi-family and mixed-use real estate loans in the eleven states in which we are currently lending.

We originate a variety of adjustable-rate and balloon multi-family and mixed-use real estate loans. The adjustable-rate loans have fixed rates for a period of up to five years and then adjust every three to five years thereafter, based on the terms of the loan. Maturities on these loans can be up to 15 years, and typically they amortize over a 20 to 30-year period. Interest rates on our adjustable-rate loans are adjusted to a rate that equals the applicable three-year or five-year constant maturity treasury index plus a margin. The balloon loans have a maximum maturity of five years. The lifetime interest rate cap is five percentage points over the initial interest rate of the loan (four percentage points for loans with three-year terms). For a mixed-use property with commercial space accounting for over 30% of the gross operating income of the building, competition permitting, the rate offered is generally based on the rate we offer for non-residential real estate loans. Due to the nature of our borrowers and our lending niche, the typical multi-family or mixed-use real estate loan refinances within the first five-year period and, in doing so, generates prepayment penalties ranging from five points to one point of the outstanding loan balance. Under our loan-refinancing program, borrowers who are current under the terms and conditions of their contractual obligations can apply to refinance their existing loans to the rates and terms then offered on new loans after the payment of their contractual prepayment penalties.

In making multi-family and mixed-use real estate loans, we primarily consider the net operating income generated by the real estate to support the debt service, the financial resources, income level and managerial expertise of the borrower, the marketability of the property and our lending experience with the borrower. We do not typically require a personal guarantee of the borrower, but may do so depending on the location, building condition or credit profile. We rate the property underlying the loan as Class A, B or C. Our current policy is to require a minimum debt service coverage ratio (the ratio of earnings after subtracting all operating expenses to debt service payments) of 1.20% to 1.35% depending on the rating of the underlying property. On multi-family and mixed-use real estate loans, our current policy is to finance up to 75% of the lesser of the appraised value or purchase price of the property securing the loan on purchases and refinances of Class A and B properties and up to 70% of the lesser of the appraised value or purchase price for properties that are rated Class C. Properties securing multi-family and mixed-use real estate loans are appraised by independent appraisers, inspected by us and generally require Phase 1 environmental surveys.

We have been originating multi-family and mixed-use real estate loans in the New York market area for more than 50 years. In the New York market area, our ability to continue to grow our portfolio is dependent on the continuation of our relationships with mortgage brokers, as the multi-family and mixed-use real estate loan market is primarily broker driven. We have longstanding relationships with mortgage brokers in the New York market area, who are familiar with our lending practices and our underwriting standards. During the past four years we have developed similar relationships with mortgage brokers in the other states within our lending territory and will continue to do so in order to grow our loan portfolio.

The majority of the multi-family real estate loans in our portfolio are secured by twenty unit to one hundred unit apartment buildings. At December 31, 2007, the majority of our mixed-use real estate loans are secured by properties that are at least 70% residential, but contain some non-residential space.

On December 31, 2007, the largest outstanding multi-family or mixed-use real estate loan had a balance of $4.0 million and is performing according to its terms at December 31, 2007. This loan is secured by a mixed-use building with 10 apartment units and 5 commercial units located in New York. As of December 31, 2007, the average loan balance in our multi-family and mixed-use portfolio was approximately $572,000.

Non-residential Real Estate Loans. We offer adjustable-rate mortgage loans secured by non-residential real estate in the same lending territory that we offer multi-family and mixed-use real estate loans. Our non-residential real estate loans are generally secured by office buildings, medical facilities and retail shopping centers that are primarily located in moderate income areas within our lending territory. We intend to continue to grow this segment of our loan portfolio.

Our non-residential real estate loans are structured in a manner similar to our multi-family and mixed-use real estate loans, typically at a fixed rate of interest for three to five years and then a rate that adjusts every three to five years over the term of the loan, which is typically 15 years. Interest rates and payments on these loans generally are based on the three-year or five-year constant maturity treasury index plus a margin. The lifetime interest rate cap is five percentage points over the initial interest rate of the loan (four percentage points for loans with three-year terms). Loans are secured by first mortgages that generally do not exceed 75% of the property's appraised value. Properties securing non-residential real estate loans are appraised by independent appraisers and inspected by us.

We also charge prepayment penalties, with five points of the outstanding loan balance generally being charged on loans that refinance in the first year of the mortgage, scaling down to one point on loans that refinance in year five. These loans are typically repaid or the term extended before maturity, in which case a new rate is negotiated to meet market conditions and an extension of the loan is executed for a new term with a new amortization schedule. Our non-residential real estate loans tend to refinance within the first five-year period.

Our assessment of credit risk and our underwriting standards and procedures for non-residential real estate loans are similar to those applicable to our multi-family and mixed-use real estate loans. In reaching a decision on whether to make a non-residential real estate loan, we consider the net operating income of the property, the borrower's expertise, credit history and profitability and the value of the underlying property. In addition, with respect to rental properties, we will also consider the term of the lease and the credit quality of the tenants. We have generally required that the properties securing non-residential real estate loans have debt service coverage ratios (the ratio of earnings after subtracting all operating expenses to debt service payments) of at least 1.30%. Phase 1 environmental surveys and property inspections are required for all loans.

At December 31, 2007, we had $79.3 million in non-residential real estate loans outstanding, or 28.0% of total loans. Originations in states other than New York represented 22.8% of our total originations of non-residential real estate loans for the year ended December 31, 2007 and 28.3% for the year ended December 31, 2006.

At December 31, 2007, the largest outstanding non-residential real estate loan had an outstanding balance of $3.5 million. This loan is secured by a multi-tenant building located in New York, New York, and was performing according to its terms at December 31, 2007. At December 31, 2007, the largest outstanding non-residential real estate loan relationship with one borrower was comprised of five loans totaling $9.0 million secured by an office building located in Larchmont, New York and four shopping centers located in New York and Connecticut. These five loans were performing according to their terms at December 31, 2007. As of December 31, 2007, the average balance of loans in our non-residential loan portfolio was $1.1 million.

In addition, at December 31, 2007, we had one loan with a net present value of $16.9 million that we received in connection with the sale of our First Avenue branch office building. See *"Management's Discussion and Analysis of Financial Condition and Results of Operations—Sale of New York City Branch Office."*

Equity Lines of Credit on Real Estate Loans. Northeast Community Bank offers equity lines of credit on multi-family, mixed-use and non-residential real estate properties on which it holds the first mortgage.

For existing borrowers only, we offer an equity line of credit program secured by a second mortgage on the borrower's multi-family, mixed-use or non-residential property. All lines of credit are underwritten separately from the first mortgage and support debt service ratios and loan-to-value ratios that when combined with the first mortgage meet or exceed our current underwriting standards for multi-family, mixed-use and non-residential real estate loans. Borrowers typically hold these lines in reserve and use them for ongoing property improvements or to purchase additional properties when the opportunity arises.

Our equity lines of credit are interest only for the first five years and then the remaining term of the line of credit is tied to the remaining term on the first mortgage on the multi-family, mixed-use or non-residential property. After the first five years, a payment of both principal and interest is required. Interest rates and payments on our equity lines of credit are indexed to the prime rate as published in *The Wall Street Journal* and adjusted as the prime rate changes. Interest rate adjustments on equity lines of credit are limited to a specified maximum percentage over the initial interest rate.

Commercial Loans. Continuing our plan to diversify our portfolio, both geographically and by product type, in March 2007 we hired two individuals with significant commercial bank lending experience, a senior lending officer and a commercial underwriter, for our new commercial lending department. Interest rates and payments on our commercial loans are typically indexed to the prime rate as published in the *Wall Street Journal* and adjusted as the prime rate changes. Since establishing the department, our commercial loan portfolio has increased from no commercial loans at March 31, 2007 to $5.5 million of commercial loans committed with $3.0 million drawn at December 31, 2007.

At December 31, 2007, the largest commercial loan was a line of credit totaling $2.0 million, with a zero outstanding balance and a remaining available line of credit of $2.0 million. This loan is secured by the assets of a construction business located in Lincoln Park, New Jersey. The largest outstanding commercial loan was a line of credit of $1.25 million, with an outstanding balance totaling $1.1 million and a remaining available line of credit of $170,000. This loan is secured by the inventory of numismatic coins that the borrower of this loan sells to the public via various tele-marketing medias. The borrower is located in New Jersey. Both commercial lines of credit were performing according to terms at December 31, 2007.

Construction Loans. We purchase participation interests in loans to finance the construction of multi-family, mixed-use and non-residential buildings. We perform our own underwriting analysis on each of our participation interests before purchasing such loans. Construction loans are typically for twelve to twenty-four month terms and pay interest only during that period. All construction loans are underwritten as if they will be rental properties and must meet our normal debt service and loan to value ratio requirements on an as completed basis. The outstanding balance of construction loan participation interests purchased totaled $9.5 million at December 31, 2007.

At December 31, 2007, the largest outstanding construction loan participation secured by one property was comprised of two loans with an aggregate outstanding balance of $4.1 million and a commitment of $1.9 million for a total potential exposure of $6.0 million. This balance represents our 25% participation ownership of the loans. These loans are secured by a building undergoing renovation to become a hotel with 151 guestrooms located in Long Beach, New York, and were performing according to its terms at December 31, 2007. We also own a 35.6% participation interest in a loan to the same borrower. Our outstanding balance and total commitment for this loan was $2.5 million at December 31, 2007. This loan is secured by a two-story commercial building located in New York, New York. The aforementioned three loans were performing according to their terms at December 31, 2007.

Consumer Loans. We offer loans secured by savings accounts or certificates of deposit (share loans) and overdraft protection for checking accounts which is linked to statement savings accounts and has the ability to transfer funds from the statement savings account to the checking account when needed to cover overdrafts. At December 31, 2007, our portfolio of consumer loans was $88,000, or 0.03% of total loans.

Loan Underwriting Risks

Adjustable-Rate Loans. While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate loans, the increased payments required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate loans help make our loan portfolio more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the lifetime interest rate adjustment limits.

Multi-family, Mixed-use and Non-residential Real Estate Loans. Loans secured by multi-family, mixed-use and non-residential real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential mortgage loans. Of primary concern in multi-family, mixed-use and non-residential real estate lending is the borrower's creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to a greater extent than residential real estate loans to adverse conditions in the real estate market or the economy. To monitor cash flows on income producing properties, we require borrowers to provide annual financial statements for all multi-family, mixed-use and non-residential real estate loans. In reaching a decision on whether to make a multi-family, mixed-use or non-residential real estate loan, we consider the net operating income of the property, the borrower's expertise, credit history and profitability and the value of the underlying property. In addition, with respect to non-residential real estate properties, we also consider the term of the lease and the quality of the tenants. An appraisal of the real estate used as collateral for the real estate loan is also obtained as part of the underwriting process. We have generally required that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings after subtracting all operating expenses to debt service payments) of at least 1.20%. In underwriting these loans, we take into account projected increases in interest rates in determining whether a loan meets our debt service coverage ratios at the higher interest rate under the adjustable rate mortgage. Environmental surveys and property inspections are utilized for all loans.

Commercial Loans. Unlike residential mortgage loans, which are generally made on the basis of a borrower's ability to make repayment from his or her employment or other income and are secured by real property whose value tends to be more ascertainable, commercial loans are of higher risk and tend to be made on the basis of a borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Construction Loans. We have purchased participation interests in loans to finance the construction of multi-family, mixed-use and non-residential buildings. Construction financing affords the Bank the opportunity to achieve higher interest rates and fees with shorter terms to maturity than do residential mortgage loans. However, construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate due to (1) the increased difficulty at the time the loan is made of estimating the building costs and the selling price of the property to be built; (2) the increased difficulty and costs of monitoring the loan; (3) the higher degree of sensitivity to increases in market rates of interest; and (4) the increased difficulty of working out loan problems. The Bank has sought to minimize this risk by limiting the amount of construction loan participation interests outstanding at any time and by spreading the participations among multi-family, mixed-use and non-residential projects. We perform our own underwriting analysis on each of our construction loan participation interests before purchasing such loans and therefore believe there is no greater risk of default on these obligations than on a construction loan originated by the Bank. See *"Mortgage and Construction Loan Originations and Participations"* below.

Consumer Loans. Because the only consumer loans we offer are secured by passbook savings accounts, certificates of deposit accounts or statement savings accounts, we do not believe these loans represent a risk of loss to the Bank.

Mortgage and Construction Loan Originations and Participations. Our mortgage loan originations come from a number of sources. The primary source of mortgage loan originations are referrals from brokers, existing customers, advertising and personal contacts by our loan officers. Over the years, we have developed working relationships with many mortgage brokers in our lending territory. Under the terms of the agreements with such brokers, the brokers refer potential loans to us. The loans are underwritten and approved by us utilizing our underwriting policies and standards. The mortgage brokers typically receive a fee from the borrower upon the funding of the loans by us. In some instances, we will originate a real estate loan based on premium pricing. Historically, mortgage brokers have been the source of the majority of the multi-family, mixed-use and non-residential real estate loans originated by us. We generally retain for our portfolio all of the loans that we originate.

During 2007, we purchased participation interests in loans to finance the construction of multi-family, mixed-use and non-residential properties. The outstanding balance of the construction loan participation interests purchased totaled $9.5 million at December 31, 2007. We perform our own underwriting analysis on each of our participation interests before purchasing such loans and therefore believe there is no greater risk of default on these obligations. However, in a purchased participation loan, we do not service the loan and thus are subject to the policies and practices of the lead lender with regard to monitoring delinquencies, pursuing collections and instituting, foreclosure proceedings, all of which are reviewed and approved in advance of any participation transaction. We review all of the documentation relating to any loan in which we participate, including annual financial statements provided by a borrower. Additionally, we receive monthly statements on the loan from the lead lender.

We intend to continue to consider, on a case-by-case basis, additional participation purchases that conform to our underwriting standards.

Commercial Loan Originations. We originate commercial loans from contacts made by our commercial loan officer. Our commercial lending department does not utilize the services of loan brokers.

The Bank will consider granting credit to commercial and industrial businesses located within our lending area which is defined as the Northeastern United States. The Bank will consider the credit needs of businesses located in our lending area if we can effectively service the credit and if the customer has a strong financial position.

We will consider loans to small businesses with revenues normally not to exceed $65.0 million. The small business may be one that manufactures wholesale or retail products and/or services. Generally, we will consider loans to small businesses such as: retail sales and services, such as grocery, restaurants, clothing, furniture, appliances, hardware, automotive parts, automobiles and trucks; wholesale businesses, such as automotive parts and industrial parts and equipment; manufacturing businesses, such as tool and die shops and commercial manufacturers and contractors with strong financials and well-known principals.

Mortgage and Construction Loan Approval Procedures and Authority. Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our board of directors and management. The board has granted the Mortgage Loan Origination Group (which is comprised of all our loan officers and our staff attorney) with loan approval authority for mortgage loans on income producing property and construction loans in amounts of up to $1.0 million.

Mortgage and construction loans in amounts between $1.0 million and $2.0 million, in addition to being approved by the Loan Origination Group, must be approved by the president. Mortgage and construction loans in amounts greater than $2.0 million, in addition to being approved by the Loan Origination Group, must be approved by the president, the chief financial officer and a majority of the non-employee directors. At each monthly meeting of the board of directors, the board ratifies all commitments issued, regardless of size.

Commercial Loan Approval Procedures and Authority. Our commercial lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our board of directors and management. The board has granted the Commercial Loan Origination Group (which is comprised of our commercial loan officer, our commercial loan underwriter, our chief financial officer and our president) with loan approval authority for commercial loans up to $2.0 million.

Loans in amounts greater than $2.0 million, in addition to being approved by the Commercial Loan Origination Group, must be approved by a majority of the non-employee directors. At each monthly meeting of the board of directors, the board ratifies all commitments issued, regardless of size.

Loans to One Borrower. The maximum amount that we may lend to one borrower and the borrower's related entities generally is limited, by regulation, to 15% of our stated capital and reserves. At December 31, 2007, our general regulatory limit on loans to one borrower was approximately $11.7 million. On December 31, 2007, our largest lending relationship consists of five loans totaling $9.0 million secured by an office building located in New York and four shopping centers located in New York and Connecticut. These loans were performing according to their terms at December 31, 2007. See *"Management's Discussion and Analysis of Financial Condition and Results of Operations—Sale of New York City Branch Office."*

In connection with the sale of our First Avenue branch office building, the Bank received an $18.0 million promissory note from the purchaser which, at December 31, 2007, had a net present value of $16.9 million, that is payable in two equal installments at June 30, 2008 and June 30, 2009. This promissory note is not treated as a loan or extension of credit subject to the regulatory limits on loans to one borrower.

Loan Commitments. We issue commitments for adjustable-rate loans conditioned upon the occurrence of certain events. Commitments to originate adjustable-rate loans are legally binding agreements to lend to our customers. Generally, our adjustable-rate loan commitments expire after 60 days.

Investment Activities

We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and municipal governments, deposits at the Federal Home Loan Bank of New York and certificates of deposit of federally insured institutions. Within certain regulatory limits, we also may invest a portion of our assets in mutual funds. While we have the authority under applicable law to invest in derivative securities, we had no investments in derivative securities at December 31, 2007.

At December 31, 2007, our securities and short-term investments totaled $40.4 million and consisted primarily of $36.8 million in interest-earning deposits with the Federal Home Loan Bank of New York, $3.2 million in mortgage-backed securities issued primarily by Fannie Mae, Freddie Mac and Ginnie Mae, and $414,000 in Federal Home Loan Bank of New York stock. At December 31, 2007, we had no investments in callable securities.

Our securities and short-term investments are primarily viewed as a source of liquidity. Our investment management policy is designed to provide adequate liquidity to meet any reasonable decline in deposits and any anticipated increase in the loan portfolio through conversion of secondary reserves to cash and to provide safety of principal and interest through investment in securities under limitations and restrictions prescribed in banking regulations. Consistent with liquidity and safety requirements, our policy is designed to generate a significant amount of stable income and to provide collateral for advances and repurchase agreements. The policy is also designed to serve as a counter-cyclical balance to earnings in that the investment portfolio will absorb funds when loan demand is low and will infuse funds when loan demand is high.

Deposit Activities and Other Sources of Funds

General. Deposits, borrowings and loan repayments are the major sources of our funds for lending and other investment purposes. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions.

Deposit Accounts. Except for certificates of deposit obtained through two nationwide listing services, as described below, substantially all of our depositors are residents of the State of New York. We offer a variety of deposit accounts with a range of interest rates and terms. Our deposits principally consist of interest-bearing demand accounts (such as NOW and money market accounts), regular savings accounts, noninterest-bearing demand accounts (such as checking accounts) and certificates of deposit. At December 31, 2007, we did not utilize brokered deposits. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, our liquidity needs, profitability to us, maturity matching deposit and loan products, and customer preferences and concerns. We generally review our deposit mix and pricing weekly. Our current strategy is to offer competitive rates and to be in the middle of the market for rates on all types of deposit products.

Our deposits are typically obtained from customers residing in or working in the communities in which our branch offices are located, and we rely on our long-standing relationships with our customers and competitive interest rates to retain these deposits. In the future, as we open new branches in other states, we expect our deposits will also be obtained from those states. We may also, in the future, utilize our website to attract deposits.

During 2007, we began to offer non-brokered certificates of deposit through two nationwide certificate of deposit listing services. Certificates of deposit are accepted from banks, credit unions, non-profit organizations and certain corporations in amounts greater then $75,000 and less then $100,000.

Borrowings. We may utilize advances from the Federal Home Loan Bank of New York to supplement our supply of investable funds. The Federal Home Loan Bank functions as a central reserve bank providing credit for its member financial institutions. As a member, we are required to own capital stock in the Federal Home Loan Bank and are authorized to apply for advances on the security of such stock and certain of our whole first mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's net worth or on the Federal Home Loan Bank's assessment of the institution's creditworthiness.

Investment Advisory and Financial Planning Activities

In November 2007, Northeast Community Bank purchased for $2.0 million the operating assets of Hayden Financial Group, LLC. The Bank formed a Division within the Bank known as Hayden Financial Group, and the Division offers investment advisory and financial planning services through a networking arrangement with a registered broker-dealer and investment advisor.

Hayden Financial Group performs a wide range of financial planning and investment advisory services based on the needs of a diversified client base including, but not limited to: wealth management based on a clients' time dimension, risk aversion/tolerance, value system and specific purposes of a portfolio; transition planning from one career to another, especially the transition to retirement; conducting risk assessment and management on issues related to various kinds of insurance covered contingencies; and providing assistance relating to the ultimate disposition of assets. In this capacity, Hayden Financial Group helps clients understand the issues and coordinates with estate planning attorneys as needed.

Personnel

As of December 31, 2007, we had 87 full-time employees and 2 part-time employees, none of whom is represented by a collective bargaining unit. We believe our relationship with our employees is good.

Legal Proceedings

From time to time, we may be party to various legal proceedings incident to our business. At December 31, 2007, we were not a party to any pending legal proceedings that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.

Subsidiaries

Northeast Community Bancorp's only subsidiary is Northeast Community Bank. The Bank has one wholly owned subsidiary, New England Commercial Properties LLC, a New York limited liability company. New England Commercial Properties was formed in October 2007 to facilitate the purchase or lease of real property by the Bank. As of December 31, 2007, New England Commercial Properties, LLC had been inactive since its formation and had no assets or employees. In the future, we may also use New England Commercial Properties to hold real estate owned acquired by the Bank through foreclosure or deed-in-lieu of foreclosure.

REGULATION AND SUPERVISION

General

Northeast Community Bank, as an insured federal savings association, is subject to extensive regulation, examination and supervision by the Office of Thrift Supervision, as its primary federal regulator, and the Federal Deposit Insurance Corporation, as its deposits insurer. Northeast Community Bank is a member of the Federal Home Loan Bank System and its deposit accounts are insured up to applicable limits by the Deposit Insurance Fund managed by the Federal Deposit Insurance Corporation. Northeast Community Bank must file reports with the Office of Thrift Supervision and the Federal Deposit Insurance Corporation concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other financial institutions. There are periodic examinations by the Office of Thrift Supervision and, under certain circumstances, the Federal Deposit Insurance Corporation to evaluate Northeast Community Bank's safety and soundness and compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such policies, whether by the Office of Thrift Supervision, the Federal Deposit Insurance Corporation or Congress, could have a material adverse impact on Northeast Community Bancorp, Northeast Community Bancorp, MHC and Northeast Community Bank and their operations. Northeast Community Bancorp and Northeast Community Bancorp, MHC, as savings and loan holding companies, are required to file certain reports with, are subject to examination by, and otherwise must comply with the rules and regulations of the Office of Thrift Supervision. Northeast Community Bancorp also is subject to the rules and regulations of the Securities and Exchange Commission under the federal securities laws.

Certain of the regulatory requirements that are applicable to Northeast Community Bank, Northeast Community Bancorp and Northeast Community Bancorp, MHC are described below. This description of statutes and regulations is not intended to be a complete explanation of such statutes and regulations and their effects on Northeast Community Bank, Northeast Community Bancorp and Northeast Community Bancorp, MHC and is qualified in its entirety by reference to the actual statutes and regulations.

Regulation of Federal Savings Associations

Business Activities. Federal law and regulations govern the activities of federal savings banks, such as Northeast Community Bank. These laws and regulations delineate the nature and extent of the business activities in which federal savings banks may engage. In particular, certain lending authority for federal savings banks, e.g., commercial, non-residential real property loans and consumer loans, is limited to a specified percentage of the institution's capital or assets.

Capital Requirements. The Office of Thrift Supervision's capital regulations require federal savings institutions to meet three minimum capital standards: a 1.5% tangible capital to total assets ratio, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS examination rating system) and an 8% risk-based capital ratio. In addition, the prompt corrective action standards discussed below also establish, in effect, a minimum 2% tangible capital standard, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS system) and, together with the risk-based capital standard itself, a 4% Tier 1 risk-based capital standard. The Office of Thrift Supervision regulations also require that, in meeting the tangible, leverage and risk-based capital standards, institutions must generally deduct investments in and loans to subsidiaries engaged in activities as principal that are not permissible for a national bank.

The risk-based capital standard requires federal savings institutions to maintain Tier 1 (core) and total capital (which is defined as core capital and supplementary capital, less certain specified deductions from total capital such as reciprocal holdings of depository institution capital, instruments and equity investments) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, recourse obligations, residual interests and direct credit substitutes, are multiplied by a risk-weight factor of 0% to 100%, assigned by the Office of Thrift Supervision capital regulation based on the risks believed inherent in the type of asset. Core (Tier 1) capital is generally defined as common stockholders' equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries, less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary (Tier 2) capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

The Office of Thrift Supervision also has authority to establish individual minimum capital requirements in appropriate cases upon a determination that an institution's capital level is or may become inadequate in light of the particular circumstances. At December 31, 2007, Northeast Community Bank met each of these capital requirements.

Prompt Corrective Regulatory Action. The Office of Thrift Supervision is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution's degree of undercapitalization. Generally, a savings institution that has a ratio of total capital to risk weighted assets of less than 8%, a ratio of Tier 1 (core) capital to risk-weighted assets of less than 4% or a ratio of core capital to total assets of less than 4% (3% or less for institutions with the highest examination rating) is considered to be "undercapitalized." A savings institution that has a total risk-based capital ratio less than 6%, a Tier 1 capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be "significantly undercapitalized" and a savings institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be "critically undercapitalized." Subject to a narrow exception, the Office of Thrift Supervision is required to appoint a receiver or conservator within specified time frames for an institution that is "critically undercapitalized." An institution must file a capital restoration plan with the Office of Thrift Supervision within 45 days of the date it receives notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Compliance with the plan must be guaranteed by any parent holding company. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. "Significantly undercapitalized" and "critically undercapitalized" institutions are subject to more extensive mandatory regulatory actions. The Office of Thrift Supervision could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors.

Loans to One Borrower. Federal law provides that savings institutions are generally subject to the limits on loans to one borrower applicable to national banks. Generally, subject to certain exceptions, savings institution may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by specified readily-marketable collateral.

Standards for Safety and Soundness. The federal banking agencies have adopted Interagency Guidelines prescribing Standards for Safety and Soundness in various areas such as internal controls and information systems, internal audit, loan documentation and credit underwriting, interest rate exposure, asset growth and quality, earnings and compensation, fees and benefits. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the Office of Thrift Supervision determines that a savings institution fails to meet any standard prescribed by the guidelines, the Office of Thrift Supervision may require the institution to submit an acceptable plan to achieve compliance with the standard.

Limitation on Capital Distributions. Office of Thrift Supervision regulations impose limitations upon all capital distributions by a savings institution, including cash dividends, payments to repurchase its shares and payments to stockholders of another institution in a cash-out merger. Under the regulations, an application to and the prior approval of the Office of Thrift Supervision is required before any capital distribution if the institution does not meet the criteria for "expedited treatment" of applications under Office of Thrift Supervision regulations (i.e., generally, examination and Community Reinvestment Act ratings in the two top categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with the Office of Thrift Supervision. If an application is not required, the institution must still provide prior notice to the Office of Thrift Supervision of the capital distribution if, like Northeast Community Bank, it is a subsidiary of a holding company. If Northeast Community Bank's capital were ever to fall below its regulatory requirements or the Office of Thrift Supervision notified it that it was in need of increased supervision, its ability to make capital distributions could be restricted. In addition, the Office of Thrift Supervision could prohibit a proposed capital distribution that would otherwise be permitted by the regulation, if the agency determines that such distribution would constitute an unsafe or unsound practice.

Qualified Thrift Lender Test. Federal law requires savings institutions to meet a qualified thrift lender test. Under the test, a savings association is required to either qualify as a "domestic building and loan association" under the Internal Revenue Code or maintain at least 65% of its "portfolio assets" (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed securities but also including education, credit card and small business loans) in at least 9 months out of each 12 month period.

A savings institution that fails the qualified thrift lender test is subject to certain operating restrictions and may be required to convert to a bank charter. As of December 31, 2007, Northeast Community Bank maintained 88.1% of its portfolio assets in qualified thrift investments and, therefore, met the qualified thrift lender test.

Transactions with Related Parties. Federal law permits Northeast Community Bank to lend to, and engage in certain other transactions with (collectively, "covered transactions"), "affiliates" (i.e., generally, any company that controls or is under common control with an institution), including Northeast Community Bancorp and Northeast Community Bancorp, MHC and their other subsidiaries. The aggregate amount of covered transactions with any individual affiliate is limited to 10% of the capital and surplus of the savings institution. The aggregate amount of covered transactions with all affiliates is limited to 20% of the savings institution's capital and surplus. Loans and other specified transactions with affiliates are required to be secured by collateral in an amount and of a type described in federal law. The purchase of low quality assets from affiliates is generally prohibited. Transactions with affiliates must be on terms and under circumstances that are at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, savings institutions are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings institution may purchase the securities of any affiliate other than a subsidiary.

The Sarbanes-Oxley Act generally prohibits loans by Northeast Community Bancorp to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by Northeast Community Bank to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. Northeast Community Bank is therefore prohibited from making any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public. Notwithstanding this rule, federal regulations permit Northeast Community Bank to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee. Loans to executive officers are subject to additional limitations based on the type of loan involved.

In addition, loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to the person and his or her related interests, are in excess of the greater of $25,000 or 5% of Northeast Community Bank's capital and surplus, up to a maximum of $500,000, must be approved in advance by a majority of the disinterested members of the board of directors.

Enforcement. The Office of Thrift Supervision has primary enforcement responsibility over federal savings institutions and has the authority to bring actions against the institution and all institution-affiliated parties, including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors to institution of receivership, conservatorship or termination of deposit insurance. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or even $1 million per day in especially egregious cases. The Federal Deposit Insurance Corporation has authority to recommend to the Director of the Office of Thrift Supervision that enforcement action be taken with respect to a particular savings institution. If action is not taken by the Director, the Federal Deposit Insurance Corporation has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations.

Assessments. Federal savings banks are required to pay assessments to the Office of Thrift Supervision to fund its operations. The general assessments, paid on a semi-annual basis, are based upon the savings institution's total assets, including consolidated subsidiaries, financial condition and complexity of its portfolio. The Office of Thrift Supervision assessments paid by Northeast Community Bank for the year ended December 31, 2007 totaled $78,000.

Insurance of Deposit Accounts. The deposits of Northeast Community Bank are insured up to applicable limits by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation. The Deposit Insurance Fund is the successor to the Bank Insurance Fund and the Savings Association Insurance Fund, which were merged in 2006. The Federal Deposit Insurance Corporation amended its risk-based assessment system for 2007 to implement authority granted by the Federal Deposit Insurance Reform Act of 2005 ("Reform Act"). Under the revised system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors. An institution's assessment rate depends upon the category to which it is assigned. Risk category I, which contains the least risky depository institutions, is expected to include more than 90% of all institutions. Unlike the other categories, Risk Category I contains further risk differentiation based on the Federal Deposit Insurance Corporation's analysis of financial ratios, examination component ratings and other information. Assessment rates are determined by the Federal Deposit Insurance Corporation and currently range from five to seven basis points for the healthiest institutions (Risk Category I) to 43 basis points of assessable deposits for the riskiest (Risk Category IV). The Federal Deposit Insurance Corporation may adjust rates uniformly from one quarter to the next, except that no single adjustment can exceed three basis points. No institution may pay a dividend if in default of its Federal Deposit Insurance Corporation assessment.

The Reform Act also provided for a one-time credit for eligible institutions based on their assessment base as of December 31, 1996. Subject to certain limitations, credits could be used beginning in 2007 to offset assessments until exhausted. Northeast Community Bank's one-time credit approximated $308,000, of which $74,000 was used to offset assessments in 2007, and $234,000 is still available for future use. The Reform Act also provided for the possibility that the Federal Deposit Insurance Corporation may pay dividends to insured institutions once the Deposit Insurance fund reserve ratio equals or exceeds 1.35% of estimated insured deposits.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund. That payment is established quarterly and during the calendar year ending December 31, 2007 averaged 1.18 basis points of assessable deposits.

The Reform Act provided the Federal Deposit Insurance Corporation with authority to adjust the Deposit Insurance Fund ratio to insured deposits within a range of 1.15% and 1.50%, in contrast to the prior statutorily fixed ratio of 1.25%. The ratio, which is viewed by the Federal Deposit Insurance Corporation as the level that the fund should achieve, was established by the agency at 1.25% for 2008, which is unchanged from 2007.

The Federal Deposit Insurance Corporation has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of Northeast Community Bank. Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the Federal Deposit Insurance Corporation upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the Federal Deposit Insurance Corporation or the Office of Thrift Supervision. The management of Northeast Community Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Federal Home Loan Bank System. Northeast Community Bank is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. Northeast Community Bank, as a member of the Federal Home Loan Bank of New York, is required to acquire and hold shares of capital stock in that Federal Home Loan Bank. Northeast Community Bank was in compliance with this requirement with an investment in Federal Home Loan Bank stock at December 31, 2007 of $414,000. Federal Home Loan Bank advances must be secured by specified types of collateral.

The Federal Home Loan Banks are required to provide funds for the resolution of insolvent thrifts in the late 1980s and to contribute funds for affordable housing programs. These requirements could reduce the amount of dividends that the Federal Home Loan Banks pay to their members and could also result in the Federal Home Loan Banks imposing a higher rate of interest on advances to their members. If dividends were reduced, or interest on future Federal Home Loan Bank advances increased, our net interest income would likely also be reduced.

Federal Reserve System. The Federal Reserve Board regulations require savings institutions to maintain non-interest earning reserves against their transaction accounts (primarily Negotiable Order of Withdrawal (NOW) and regular checking accounts). The regulations generally provide that reserves be maintained against aggregate transaction accounts as follows: a 3% reserve ratio is assessed on net transaction accounts up to and including $43.9 million; a 10% reserve ratio is applied above $43.9 million. The first $9.3 million of otherwise reservable balances are exempted from the reserve requirements. The amounts are adjusted annually. Northeast Community Bank complies with the foregoing requirements.

Holding Company Regulation

General. Northeast Community Bancorp and Northeast Community Bancorp, MHC are savings and loan holding companies within the meaning of federal law. As such, they are registered with the Office of Thrift Supervision and are subject to Office of Thrift Supervision regulations, examinations, supervision, reporting requirements and regulations concerning corporate governance and activities. In addition, the Office of Thrift Supervision has enforcement authority over Northeast Community Bancorp and Northeast Community Bancorp, MHC and their non-savings institution subsidiaries. Among other things, this authority permits the Office of Thrift Supervision to restrict or prohibit activities that are determined to be a serious risk to Northeast Community Bank.

Restrictions Applicable to Mutual Holding Companies. According to federal law and Office of Thrift Supervision regulations, a mutual holding company, such as Northeast Community Bancorp, MHC, may generally engage in the following activities: (1) investing in the stock of a bank; (2) acquiring a mutual association through the merger of such association into a bank subsidiary of such holding company or an interim bank subsidiary of such holding company; (3) merging with or acquiring another holding company, one of whose subsidiaries is a bank; and

(4) any activity approved by the Federal Reserve Board for a bank holding company or financial holding company or previously approved by Office of Thrift Supervision for multiple savings and loan holding companies. In addition, mutual holding companies may engage in activities permitted for financial holding companies. Financial holding companies may engage in a broad array of financial service activities including insurance and securities.

Federal law prohibits a savings and loan holding company, including a federal mutual holding company, from directly or indirectly, or through one or more subsidiaries, acquiring more than 5% of the voting stock of another savings association, or its holding company, without prior written approval of the Office of Thrift Supervision. Federal law also prohibits a savings and loan holding company from acquiring more than 5% of a company engaged in activities other than those authorized for savings and loan holding companies by federal law, or acquiring or retaining control of a depository institution that is not insured by the Federal Deposit Insurance Corporation. In evaluating applications by holding companies to acquire savings associations, the Office of Thrift Supervision must consider the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

The Office of Thrift Supervision is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings associations in more than one state, except: (1) the approval of interstate supervisory acquisitions by savings and loan holding companies, and (2) the acquisition of a savings association in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

Stock Holding Company Subsidiary Regulation. The Office of Thrift Supervision has adopted regulations governing the two-tier mutual holding company form of organization and subsidiary stock holding companies that are controlled by mutual holding companies. Northeast Community Bancorp is the stock holding company subsidiary of Northeast Community Bancorp, MHC. Northeast Community Bancorp is permitted to engage in activities that are permitted for Northeast Community Bancorp, MHC subject to the same restrictions and conditions.

Waivers of Dividends by Northeast Community Bancorp, MHC. Office of Thrift Supervision regulations require Northeast Community Bancorp, MHC to notify the Office of Thrift Supervision if it proposes to waive receipt of dividends from Northeast Community Bancorp. The Office of Thrift Supervision reviews dividend waiver notices on a case-by-case basis, and, in general, does not object to any such waiver if: (i) the waiver would not be detrimental to the safe and sound operation of the savings association; and (ii) the mutual holding company's board of directors determines that such waiver is consistent with such directors' fiduciary duties to the mutual holding company's members. Northeast Community Bancorp, MHC waived receipt of dividends from Northeast Community Bancorp in 2007.

Conversion of Northeast Community Bancorp, MHC to Stock Form. Office of Thrift Supervision regulations permit Northeast Community Bancorp, MHC to convert from the mutual form of organization to the capital stock form of organization. There can be no assurance when, if ever, a conversion transaction will occur, and the board of directors has no current intention or plan to undertake a conversion transaction. In a conversion transaction, a new holding company would be formed as the successor to Northeast Community Bancorp, Northeast Community Bancorp, MHC's corporate existence would end, and certain depositors of Northeast Community Bank would receive the right to subscribe for additional shares of the new holding company. In a conversion transaction, each share of common stock held by stockholders other than Northeast Community Bancorp, MHC would be automatically converted into a number of shares of common stock of the new holding company based on an exchange ratio designed to ensure that stockholders other than Northeast Community Bancorp, MHC own the same percentage of common stock in the new holding company as they owned in Northeast Community Bancorp immediately before conversion. The total number of shares held by stockholders other than Northeast Community Bancorp, MHC after a conversion transaction would be increased by any purchases by such stockholders in the stock offering conducted as part of the conversion transaction.

Acquisition of Control. Under the federal Change in Bank Control Act, a notice must be submitted to the Office of Thrift Supervision if any person (including a company), or group acting in concert, seeks to acquire direct or indirect "control" of a savings and loan holding company or savings association. An acquisition of "control" can occur upon the acquisition of 10% or more of the voting stock of a savings and loan holding company or savings institution or as otherwise defined by the Office of Thrift Supervision. Under the Change in Bank Control Act, the Office of Thrift Supervision has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that so acquires control would then be subject to regulation as a savings and loan holding company.

Federal Securities Laws

Northeast Community Bancorp's common stock is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Northeast Community Bancorp is subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

EXECUTIVE OFFICERS OF THE REGISTRANT

The Board of Directors annually elects the executive officers of Northeast Community Bancorp, MHC, Northeast Community Bancorp and Northeast Community Bank, who serve at the Board's discretion. Our executive officers are:

Name	Position
Kenneth A. Martinek	President and Chief Executive Officer of the MHC, the Company and the Bank.
Salvatore Randazzo	Executive Vice President and Chief Financial Officer of the MHC, the Company and the Bank
Susan Barile	Executive Vice President and Chief Mortgage Officer of the Bank

Below is information regarding our executive officer who is not also a director. Age presented is as of December 31, 2007.

Susan Barile has served as Executive Vice President and Chief Mortgage Officer of the Bank since October 2006. Prior to serving in this position, Ms. Barile spent 11 years as a multi-family, mixed-use and non-residential loan officer at the Bank. Age 42.

ITEM 1A. RISK FACTORS

Changes in interest rates may hurt our earnings and asset value.

Our net interest income is the interest we earn on loans and investment less the interest we pay on our deposits and borrowings. Our net interest margin is the difference between the yield we earn on our assets and the interest rate we pay for deposits and our other sources of funding. Changes in interest rates—up or down—could adversely affect our net interest margin and, as a result, our net interest income. Although the yield we earn on our assets and our funding costs tend to move in the same direction in response to changes in interest rates, one can rise or fall faster than the other, causing our net interest margin to expand or contract. Our liabilities tend to be shorter in duration than our assets, so they may adjust faster in response to changes in interest rates. As a result, when interest rates rise, our funding costs may rise faster than the yield we earn on our assets, causing our net interest margin to contract until the yield catches up. Changes in the slope of the "yield curve"—or the spread between short-term and long-term interest rates—could also reduce our net interest margin. Normally, the yield curve is upward sloping, meaning short-term rates are lower than long-term rates. Because our liabilities tend to be shorter in duration than our assets, when the yield curve flattens or even inverts, we could experience pressure on our net interest margin as our cost of funds increases relative to the yield we can earn on our assets. See "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Risk Management—Interest Rate Risk Management.*"

Our emphasis on multi-family residential, mixed-use and non-residential real estate lending and our expansion into commercial lending and participations in construction loans could expose us to increased lending risks.

Our primary business strategy centers on continuing our emphasis on multi-family, mixed-use and non-residential real estate loans. We have grown our loan portfolio in recent years with respect to these types of loans and intend to continue to emphasize these types of lending. At December 31, 2007, $270.9 million, or 95.6%, of our loan portfolio consisted of multi-family residential, mixed-use and non-residential real estate loans. As a result, our credit risk profile will be higher than traditional thrift institutions that have higher concentrations of one- to four-family residential loans.

Loans secured by multi-family, mixed-use and non-residential real estate generally expose a lender to greater risk of non-payment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property and the income stream of the underlying property. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. Accordingly, an adverse development with respect to one loan or one credit relationship can expose us to greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan. We seek to minimize these risks through our underwriting policies, which require such loans to be qualified on the basis of the property's net income and debt service ratio; however, there is no assurance that our underwriting policies will protect us from credit-related losses.

As with loans secured by multi-family, mixed-use and non-residential real estate, commercial loans tend to be of higher risk than one- to-four family residential mortgage loans. We seek to minimize the risks involved in commercial lending by underwriting such loans on the basis of the cash flows produced by the business; by requiring that such loans be collateralized by various business assets, including inventory, equipment, and accounts receivable, among others; and by requiring personal guarantees, whenever possible. However, the capacity of a borrower to repay a commercial loan is substantially dependent on the degree to which his or her business is successful. In addition, the collateral underlying such loans may depreciate over time, may not be conducive to appraisal, or may fluctuate in value, based upon the business' results. At December 31, 2007, $3.0 million, or 1.1%, of our loan portfolio consisted of commercial loans.

Our participation interests in construction loans present a greater level of risk than loans secured by improved, occupied real estate due to: (1) the increased difficulty at the time the loan is made of estimating the building costs and the selling price of the property to be built; (2) the increased difficulty and costs of monitoring the loan; (3) the higher degree of sensitivity to increases in market rates of interest; and (4) the increased difficulty of working out loan problems. We have sought to minimize this risk by limiting the amount of construction loan participation interests outstanding at any time and spreading the participations between multi-family, mixed-use and non-residential projects. At December 31, 2007, the outstanding balance of our construction loan participation interests totaled $9.5 million, or 3.3% of our total loan portfolio.

Our expanded lending territory could expose us to increased lending risks.

We have expanded our lending territory beyond the New York metropolitan area to include all of New York, Massachusetts, New Jersey, Connecticut, Pennsylvania, New Hampshire, Rhode Island, Delaware, Maryland, Maine and Vermont. In January 2004, we opened a loan production office in Wellesley, Massachusetts which serves Massachusetts, New Hampshire, Rhode Island, Maine and Vermont. In 2007, approximately 41.2% of our total loan originations were outside the state of New York. In 2006, approximately 44.0% of our total loan originations were outside the state of New York. While we have over fifty years of experience in multi-family and mixed-use real estate lending in the New York metropolitan area and have significant expertise in non-residential real estate lending, our experience in our expanded lending territory is more limited. We have experienced loan officers throughout our lending area and we apply the same underwriting standards to all of our loans, regardless of their location. However, there is no assurance that our loss experience in the New York metropolitan area will be the same in our expanded lending territory. Because we only recently increased the number of out-of-state real estate loans in our portfolio, the lack of delinquencies and defaults in our loan portfolio over the past five years might not be representative of the level of delinquencies and defaults that could occur as we continue to expand our real estate loan originations outside of the New York metropolitan area.

We may not be able to successfully implement our plans for growth.

We currently operate out of our main office, our five other full-service branch offices in the New York metropolitan area, and our loan production office in Wellesley, Massachusetts, which we opened in 2004. Recently, we began to implement a growth strategy that expands our presence in other select markets in the Northeastern United States. We are currently exploring the feasibility of opening several retail branch offices in the Wellesley, Massachusetts market area. We also intend to open de novo or purchase at least two additional retail branch offices in locations yet to be determined. At this time, we are not able to estimate the costs associated with or the timing of the opening of new branch offices. We anticipate that we will incur approximately $90,000 in expenses relating to our search for possible locations. In addition, we intend to open additional loan production offices in the next several years, one likely in Pennsylvania and one in a location yet to be determined. We anticipate that the setup and operating expenses of the loan production office in Pennsylvania will be approximately $235,000 in the first twelve months of operations. The estimate includes the expense of office space, equipment, communications, marketing and personnel for the loan production office. We intend to continue to pursue opportunities to expand our branch network and our lending operations. In connection with the expansion of our branch network and lending operations, we would need to hire new mortgage lending, mortgage servicing and other employees to support our expanded infrastructure. Our ability to operate successfully in new markets will be dependent, in part, on our ability to identify and retain personnel familiar with the new markets. There is no assurance that we will be successful in implementing our expansion plans or that we will be able to hire the employees necessary to implement our plans.

If we do not achieve profitability on new branches and loan production offices, the new branches and loan production offices may hurt our earnings.

As we expand our branch and lending network, there is no assurance that our expansion strategy will be accretive to our earnings. Numerous factors will affect our expansion strategy, such as our ability to select suitable locations for branches and loan production offices, real estate acquisition costs, competition, interest rates, managerial resources, our ability to hire and retain qualified personnel, the effectiveness of our marketing strategy and our ability to attract deposits. We can provide no assurance that we will be successful in increasing the volume of our loans and deposits by expanding our branch and lending network. Building and staffing new branch offices and loan production offices will increase our operating expenses. We can provide no assurance that we will be able to manage the costs and implementation risks associated with this strategy so that expansion of our branch and lending network will be profitable.

Our allowance for loan losses may be inadequate, which could hurt our earnings.

When borrowers default and do not repay the loans that we make to them, we may lose money. The allowance for loan losses is the amount estimated by management as necessary to cover probable losses in the loan portfolio at the statement of financial condition date. The allowance is established through the provision for loan losses, which is charged to income. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impacted loans; value of collateral; and determination of loss factors to be applied to the various elements of the portfolio. If our estimates and judgments regarding such matters prove to be incorrect, our allowance for loan losses might not be sufficient, and additional loan loss provisions might need to be made. Depending on the amount of such loan loss provisions, the adverse impact on our earnings could be material.

In addition, bank regulators may require us to make a provision for loan losses or otherwise recognize further loan charge-offs following their periodic review of our loan portfolio, our underwriting procedures, and our loan loss allowance. Any increase in our allowance for loan losses or loan charge-offs as required by such regulatory authorities could have a material adverse effect on our financial condition and results of operations. Please see "*Allowance for Loan Losses*" under "*Critical Accounting Policies*" in Item 7, "*Management's Discussion and Analysis of Financial Condition and Results of Operations,*" for a discussion of the procedures we follow in establishing our loan loss allowance.

Strong competition within our primary market area and our lending territory could hurt our profits and slow growth.

We face intense competition both in making loans in our lending territory and attracting deposits in our primary market area. This competition has made it more difficult for us to make new loans and at times has forced us to offer higher deposit rates. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which would reduce net interest income. Competition also makes it more difficult to grow loans and deposits. As of June 30, 2007, the most recent date for which information is available from the Federal Deposit Insurance Corporation, we held less than 0.07% of the deposits in each of Westchester, Kings and New York counties, New York, and approximately 0.61% of the deposits in Bronx County, New York. Competition also makes it more difficult to hire and retain experienced employees. Some of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our primary market area and our lending territory.

Changes in economic conditions could cause an increase in delinquencies and non-performing assets, including loan charge-offs, which could hurt our income and growth.

Our loan portfolio includes primarily real estate secured loans, demand for which may decrease during economic downturns as a result of, among other things, an increase in unemployment, a decrease in real estate values or increases in interest rates. These factors could depress our earnings and consequently our financial condition because customers may not want or need our products and services; borrowers may not be able to repay their loans; the value of the collateral securing our loans to borrowers may decline; and the quality of our loan portfolio may decline. Any of the latter three scenarios could cause an increase in delinquencies and non-performing assets or require us to "charge-off" a percentage of our loans and/or increase our provisions for loan losses, which would reduce our earnings. We have recently experienced an increase in non-performing and classified assets. For more information, see Item 7, *"Management's Discussion and Analysis of Financial Condition and Results of Operations—Risk Management."*

The loss of our President and Chief Executive Officer could hurt our operations.

We rely heavily on our President and Chief Executive Officer, Kenneth A. Martinek. The loss of Mr. Martinek could have an adverse effect on us because, as a small community bank, Mr. Martinek has more responsibility than would be typical at a larger financial institution with more employees. In addition, as a small community bank, we have fewer senior management-level personnel who are in position to succeed and assume the responsibilities of Mr. Martinek.

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by the Office of Thrift Supervision, our primary federal regulator, and by the Federal Deposit Insurance Corporation, as insurer of our deposits. Northeast Community Bancorp, MHC, Northeast Community Bancorp and Northeast Community Bank are all subject to regulation and supervision by the Office of Thrift Supervision. Such regulation and supervision governs the activities in which an institution and its holding company may engage, and are intended primarily for the protection of the insurance fund and the depositors and borrowers of Northeast Community Bank rather than for holders of Northeast Community Bancorp common stock. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

Northeast Community Bancorp, MHC's majority control of our common stock will enable it to exercise voting control over most matters put to a vote of stockholders and will prevent stockholders from forcing a sale or a second-step conversion transaction you may like.

Northeast Community Bancorp, MHC, owns a majority of Northeast Community Bancorp's common stock and, through its board of directors, will be able to exercise voting control over most matters put to a vote of stockholders. The same directors and officers who manage Northeast Community Bancorp and Northeast Community Bank also manage Northeast Community Bancorp, MHC. As a federally chartered mutual holding company, the board of directors of Northeast Community Bancorp, MHC must ensure that the interests of depositors of Northeast Community Bank are represented and considered in matters put to a vote of stockholders of Northeast Community Bancorp. Therefore, the votes cast by Northeast Community Bancorp, MHC may not be in your personal best interests as a stockholder. For example, Northeast Community Bancorp, MHC may exercise its voting control to defeat a stockholder nominee for election to the board of directors of Northeast Community Bancorp. In addition, stockholders will not be able to force a merger or second-step conversion transaction without the consent of Northeast Community Bancorp, MHC. Some stockholders may desire a sale or merger transaction, since stockholders typically receive a premium for their shares, or a second-step conversion transaction, since fully converted institutions tend to trade at higher multiples than mutual holding companies.

The Office of Thrift Supervision policy on remutualization transactions could prohibit acquisition of Northeast Community Bancorp, which may adversely affect our stock price.

Current Office of Thrift Supervision regulations permit a mutual holding company to be acquired by a mutual institution in a remutualization transaction. However, the Office of Thrift Supervision has issued a policy statement indicating that it views remutualization transactions as raising significant issues concerning disparate treatment of minority stockholders and mutual members of the target entity and raising issues concerning the effect on the mutual members of the acquiring entity. Under certain circumstances, the Office of Thrift Supervision intends to give these issues special scrutiny and reject applications providing for the remutualization of a mutual holding company unless the applicant can clearly demonstrate that the Office of Thrift Supervision's concerns are not warranted in the particular case. Should the Office of Thrift Supervision prohibit or otherwise restrict these transactions in the future, our per share stock price may be adversely affected. In addition, Office of Thrift Supervision regulations prohibit, for three years following completion of our initial public offering in July 2006, the acquisition of more than 10% of any class of equity security issued by us without the prior approval of the Office of Thrift Supervision.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We conduct our business through our main office and five other full-service branch offices. The following table sets forth certain information relating to these facilities as of December 31, 2007.

Location	Year Opened	Date of Lease Expiration	Owned/ Leased	Net Book Value
		(Dollars in thousands)		
Corporate Headquarters and Main Office:				
325 Hamilton Avenue White Plains, New York 10601	1994	N/A	Owned	$ 1,085
Branch Offices:				
1470 First Avenue New York, NY 10021(1)	2006	04/30/2011	Leased	213
590 East 187th Street Bronx, New York 10458	1972	N/A	Owned	520
2047 86th Street Brooklyn, New York 11214	1988	N/A	Owned	940
242 West 23rd Street New York, NY 10011	1996	N/A	Owned/Leased(2)	1,017
1751 Second Avenue New York, NY 10128	1978	09/30/2015	Leased	44
Other Properties:				
300 Hamilton Avenue White Plains, New York 10601	2000	05/31/2010	Leased	60
1353-55 First Avenue New York, NY 10021(3)	1946	2109	Leased	–
40 Grove Street Wellesley, Massachusetts 02482	2004	02/28/2009	Leased	2
830 Post Road East Westport, Connecticut 06880	2007	4/30/2010	Leased	–

(1) The Bank has temporarily relocated its branch office at 1353-55 First Avenue to this property due to the sale and renovation of the building located at 1353-55 First Avenue. See footnote 3 below.

(2) This property is owned by us, but is subject to a 99 year ground lease, the term of which expires in 2084.

(3) In June 2007, the Bank sold this building and temporarily relocated its branch office located at 1353-55 First Avenue to 1470 First Avenue, New York, New York, while 1353-55 First Avenue is being renovated. On June 30, 2007, the Bank entered into a 99 year lease agreement for office space on the first floor of the building at 1353-55 First Avenue so that the Bank may continue to operate a branch office at this location after the building has been renovated. Lease to commence upon completion of construction at 1353-55 First Avenue, which is presently expected to be in 2010.

ITEM 3. LEGAL PROCEEDINGS

Legal Proceedings

From time to time, we may be party to various legal proceedings incident to our business. At December 31, 2007, we were not a party to any pending legal proceedings that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is listed on the Nasdaq Global Market ("NASDAQ") under the trading symbol "NECB." The Company completed its initial public offering on July 5, 2006 and commenced trading on July 6, 2006. The following table sets forth the high and low sales prices of the common stock, as reported by NASDAQ, and the dividends paid by the Company during each quarter since trading commenced. See Item 1, *"Business—Regulation and Supervision—Regulation of Federal Savings Institutions—Limitation on Capital Distributions"* and Note 2 in the Notes to the Consolidated Financial Statements for more information relating to restrictions on dividends.

	Dividends	High	Low
2007:			
First Quarter	N/A	$12.47	$11.50
Second Quarter	N/A	12.60	11.35
Third Quarter	$0.03	12.18	9.25
Fourth Quarter	0.03	12.89	10.00
2006:			
Third Quarter	N/A	$11.45	$10.75
Fourth Quarter	N/A	12.35	11.25

Northeast Community Bancorp, MHC, the Company's majority stockholder, has waived receipt of all dividends declared by the Company. During 2007, the aggregate amount of dividends waived was $436,000.

As of March 17, 2008, there were approximately 346 holders of record of the Company's common stock.

The Company did not repurchase any of its common stock during the fourth quarter of 2007 and, at December 31, 2007, we had no publicly announced repurchase plans or programs.

ITEM 6. SELECTED FINANCIAL DATA

	At or For the Years Ended December 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands, except per share data)				
Financial Condition Data:					
Total assets	$ 343,895	$ 288,417	$ 238,821	$ 237,300	$ 231,788
Cash and cash equivalents	39,146	36,749	27,389	48,555	57,824
Securities held to maturity	2,875	27,455	12,228	11,395	9,452
Securities available for sale	320	355	362	473	649
Loans receivable, net	283,133	201,306	190,896	167,690	154,546
Bank owned life insurance	8,515	8,154	–	–	–
Deposits	225,978	188,592	193,314	193,617	190,037
Total stockholders' equity	108,829	96,751	43,120	41,146	39,589
Operating Data:					
Interest income	$ 17,602	$ 15,348	$ 13,652	$ 12,885	$ 14,513
Interest expense	5,918	4,493	3,110	2,494	2,620
Net interest income	11,684	10,855	10,542	10,391	11,893
Provision for loan losses	338	–	–	–	–
Net interest income after provision for loan losses	11,346	10,855	10,542	10,391	11,893
Gain (loss) on sale of premises and equipment	18,962	(5)	(19)	(136)	(52)
Other income	805	624	553	559	543
Other expenses	9,826	8,870	7,515	8,078	7,400
Income before income taxes	21,287	2,604	3,561	2,736	4,984
Provision for income taxes	9,150	1,046	1,571	1,173	2,592
Net income	$ 12,137	$ 1,558	$ 1,990	$ 1,563	$ 2,392
Net income per share – basic and diluted (1)	$ 0.95	$ 0.06	N/A	N/A	N/A
Dividends declared per share	$ 0.06	$ –	$ –	$ –	$ –

(1) The Company completed its initial public stock offering on July 5, 2006.

	At or For the Years Ended December 31,				
	2007	2006	2005	2004	2003
Performance Ratios:					
Return on average assets (1)	3.94%	0.57%	0.83%	0.66%	1.02%
Return on average equity (1)	11.70	2.24	4.69	3.80	6.13
Interest rate spread (2)	3.13	3.65	4.27	4.36	5.07
Net interest margin (3)	4.09	4.24	4.55	4.58	5.30
Noninterest expense to average assets	3.19	3.26	3.13	3.42	3.16
Efficiency ratio (1) (4)	31.24	77.31	67.85	74.70	59.75
Average interest-earning assets to average interest-bearing liabilities	146.61	133.99	120.33	119.73	118.82
Average equity to average assets	33.67	25.57	17.65	17.45	16.66
Capital Ratios - Bank:					
Tangible capital	24.18	25.46	17.92	17.05	16.92
Core capital	24.18	25.46	17.92	17.05	16.92
Total risk-based capital	37.50	44.58	33.08	35.71	36.33
Asset Quality Ratios:					
Allowance for loan losses as a percent of total loans	0.53	0.60	0.63	0.71	0.77
Allowance for loan losses as a percent of nonperforming loans	65.48	N/M	N/M	N/M	N/M
Net charge-offs to average outstanding loans during the period	0.02	0.00	0.00	0.00	0.01
Non-performing loans as a percent of total loans	0.80	0.00	0.00	0.00	0.00
Other Data:					
Number of:					
Real estate loans outstanding	485	400	399	364	381
Deposit accounts	15,025	15,898	17,243	18,251	19,528
Offices (5)	9	8	8	7	7

(1) 2007 operations included a non-recurring gain of $18,962,000 from the gain on sale of the building in which our First Avenue branch was located. If such gain, net of income taxes at the 2007 marginal income tax rate, were removed, return on average assets, return on average equity, and efficiency ratio would be 0.43%, 1.28%, and 78.68%, respectively.

(2) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.

(3) Represents net interest income as a percent of average interest-earning assets.

(4) Represents noninterest expense divided by the sum of net interest income and noninterest income.

(5) For 2007, includes our main office, our five other full-service branch offices, our loan production office in Wellesley, Massachusetts, our investment advisory service office in Westport, Connecticut, and an office that houses our processing center.

N/M – not meaningful as non-performing loans as of these dates.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Income. Our primary source of pre-tax income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits and borrowings. Other significant sources of pre-tax income are prepayment penalties on multi-family, mixed-use and non-residential real estate loans and service charges – mostly from service charges on deposit accounts – and fees for various services.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Expenses. The noninterest expenses we incur in operating our business consist of salary and employee benefits expenses, occupancy and equipment expenses, advertising expenses, federal insurance premiums and other miscellaneous expenses.

Salary and employee benefits consist primarily of the salaries and wages paid to our employees, payroll taxes and expenses for health insurance, retirement plans and other employee benefits.

Occupancy and equipment expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of depreciation charges, ATM and data processing expenses, furniture and equipment expenses, maintenance, real estate taxes and costs of utilities. Depreciation of premises and equipment is computed using the straight-line method based on the useful lives of the related assets, which range from three to 40 years. Leasehold improvements are amortized over the shorter of the useful life of the asset or term of the lease.

Advertising expenses include expenses for print, promotions, third-party marketing services and premium items.

Federal insurance premiums are payments we make to the Federal Deposit Insurance Corporation for insurance of our deposit accounts.

Other expenses include expenses for professional services, office supplies, postage, telephone, insurance, charitable contributions, regulatory assessments and other miscellaneous operating expenses.

Critical Accounting Policies

We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies. We consider the following to be our critical accounting policies: allowance for loan losses and deferred income taxes.

Allowance for Loan Losses. The allowance for loan losses is the amount estimated by management as necessary to cover probable credit losses in the loan portfolio at the statement of financial condition date. The allowance is established through the provision for loan losses, which is charged to income. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impacted loans; value of collateral; and determination of loss factors to be applied to the various elements of the portfolio. All of these estimates are susceptible to significant change. Management reviews the level of the allowance on a quarterly basis and establishes the provision for loan losses based upon an evaluation of the portfolio, past loss experience, current economic conditions and other factors related to the collectibility of the loan portfolio. Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, the Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. The Office of Thrift Supervision could require us to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination. A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would negatively affect earnings. For additional discussion, see note 1 of the notes to the consolidated financial statements included elsewhere in this filing.

Deferred Income Taxes. We use the asset and liability method of accounting for income taxes as prescribed in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets. These judgments require us to make projections of future taxable income. The judgments and estimates we make in determining our deferred tax assets, which are inherently subjective, are reviewed on a continual basis as regulatory and business factors change. Any reduction in estimated future taxable income may require us to record a valuation allowance against our deferred tax assets. A valuation allowance would result in additional income tax expense in the period, which would negatively affect earnings.

Sale of New York City Branch Office

In June 2007, the Bank completed the sale of its branch office building located at 1353-55 First Avenue, New York, New York. The purchase price for the building was $28.0 million. The Bank received $10.0 million in cash at closing. The remaining $18.0 million will be paid in two installments of $9.0 million on each of June 30, 2008 and June 30, 2009, pursuant to a zero coupon promissory note secured by a purchase money real estate mortgage, assignment and security agreement. The zero coupon note was recorded at its present value of $16.3 million.

The sale of the branch office resulted in a pre-tax gain of $19.0 million, or a net gain of $10.8 million after providing for $8.2 million in income taxes. The sale also provided an increase in total assets of $19.0 million represented by increases of $9.1 million in cash and $16.3 million in loans receivable partially offset by decreases of $6.2 million in property and equipment and $263,000 in other assets. The sale resulted in the accrual of $8.2 million of income taxes on the sale gain.

In connection with the sale of the branch office building, the Bank entered into a 99-year lease agreement to enable the Bank to retain a branch office at 1353-55 First Avenue. This lease will be effective upon the completion of the renovation of the property (projected to be in 2010). We have temporarily relocated our First Avenue branch office to 1470 First Avenue while 1353-55 First Avenue is being renovated.

Acquisition of the Business Assets of Hayden Financial Group LLC

On November 16, 2007, the Bank acquired the operating assets of Hayden Financial Group LLC ("Hayden"), an investment advisory firm located in Connecticut, at a cost of $2.0 million. The Bank paid $1.3 million at closing, and $700,000 will be paid in four annual installments of $175,000. The acquisition of these business assets has enabled the Bank to expand the services it provides to include investment advisory and financial planning services to the then-existing Hayden customer base as well as future customers through a networking arrangement with a registered broker-dealer and investment adviser. In connection with this transaction, we acquired intangible assets related to customer relationships of $710,000 and goodwill of $1,310,000 and booked a note payable with a present value of $625,000. The intangible asset has been determined to have an 11.7-year life and, absent impairment issues, will be amortized to operations over that period using the straight-line method. Both the intangible assets and goodwill will be subject to impairment review on no less than an annual basis. The note is payable in four annual installments, one on each succeeding note anniversary date, of $175,000. The note was initially recorded at $625,000, assuming a 4.60% discount rate. The note payable balance at December 31, 2007 was $627,000 and note discount accreted during 2007 totaled $2,000. The acquired business is being operated as a division of the Bank and, during the period owned in 2007, generated total revenues of approximately $69,000 and net income of approximately $2,000.

Balance Sheet Analysis

Overview. Total assets at December 31, 2007, increased $55.5 million, or 19.2%, to $343.9 million from total assets of $288.4 million at December 31, 2006. The increase was primarily due to an increase of $81.8 million in loans receivable, net, partially offset by a decrease of $24.6 million in securities and $6.6 million in premises and equipment. Of the $81.8 million increase in loans receivable, $16.9 million was attributable to the note received in connection with the sale of our First Avenue branch office. The remaining increase in loans was funded with the aforementioned decrease in securities and an increase of $37.4 million in deposits.

Loans. Our primary lending activity is the origination of loans secured by real estate. We originate real estate loans secured by multi-family residential real estate, mixed-use real estate and non-residential real estate. To a much lesser extent, we originate commercial and consumer loans and purchase participation interests in construction loans. At December 31, 2007, loans receivable, net, totaled $283.1 million, an increase of $81.8 million, or 40.6%, from total loans receivable, net, of $201.3 million at December 31, 2006. The promissory note that the Bank received in connection with the sale of the Bank's branch office building located at 1353-55 First Avenue, which had a $16.9 million balance at December 31, 2007, is included in the non-residential segment of our real estate loan portfolio for 2007.

The largest segment of our real estate loans is multi-family residential loans. As of December 31, 2007, these loans totaled $138.8 million, or 49.0% of our total loan portfolio, compared to $110.4 million, or 54.8% of our total loan portfolio at December 31, 2006. As of December 31, 2007, mixed-use loans totaled $52.6 million, or 18.5% of our total loan portfolio, compared to $42.6 million, or 21.1% of our total loan portfolio at December 31, 2006. Non-residential real estate loans totaled $79.3 million, or 28.0% of our total loan portfolio at December 31, 2007, compared to $47.8 million, or 23.7% of our total loan portfolio at December 31, 2006. At December 31, 2007 and 2006, one- to four-family residential real estate loans totaled $304,000 and $405,000, or 0.1% and 0.2% of our total loan portfolio, respectively.

During 2007, we established a new commercial loan department. At December 31, 2007, our commercial loan portfolio totaled $5.5 million in committed loans, with $3.0 million drawn against such commitments, compared to no commercial loans at December 31, 2006. In 2007 we also purchased participation interests in construction loans secured by multi-family, mixed-use and non-residential properties. We perform our own underwriting analysis on each of our participation interests before purchasing such loans. The outstanding balance of construction loan participation interests purchased totaled $9.5 million, or 3.3% of our total loan portfolio at December 31, 2007.

In addition, we also originate several types of consumer loans secured by savings accounts or certificates of deposit (share loans) and overdraft protection for checking accounts which is linked to statement savings accounts and has the ability to transfer funds from the statement savings account to the checking account when needed to cover overdrafts. Consumer loans totaled $88,000 and represented 0.03% of total loans at December 31, 2007, compared to $419,000, or 0.21%, of total loans at December 31, 2006.

The following table sets forth the composition of our loan portfolio at the dates indicated.

	At December 31,									
	2007		2006		2005		2004		2003	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)									
Real estate:										
Residential Real Estate:										
One- to four-family	$ 304	0.11%	$ 405	0.20%	$ 587	0.31%	$ 837	0.49%	$ 985	0.63%
Multi-family (1)	138,767	48.95	110,389	54.76	100,360	52.43	99,400	58.93	86,000	55.29
Mixed-use (1)	52,559	18.54	42,576	21.12	43,919	22.94	38,287	22.70	40,457	26.01
Total residential real estate loans	191,630	67.60	153,370	76.08	144,866	75.68	138,524	82.12	127,442	81.93
Non-residential real estate (1)	79,305	27.98	47,802	23.71	46,219	24.14	29,785	17.66	27,795	17.87
Total real estate	270,935	95.58	201,172	99.79	191,085	99.82	168,309	99.78	155,237	99.80
Construction loans	9,456	3.34	—	—	—	—	—	—	—	—
Commercial loans	2,977	1.05	—	—	—	—	—	—	—	—
Consumer:										
Overdraft lines of credit	69	0.02	71	0.04	83	0.04	96	0.06	113	0.07
Passbook loans	19	0.01	348	0.17	268	0.14	270	0.16	207	0.13
Total consumer loans	88	0.03	419	0.21	351	0.18	366	0.22	320	0.20
Total loans	283,456	100.00%	201,591	100.00%	191,436	100.00%	168,675	100.00%	155,557	100.00%
Net deferred loan costs	1,166		915		660		215		189	
Allowance for losses	(1,489)		(1,200)		(1,200)		(1,200)		(1,200)	
Loans, net	$283,133		$201,306		$190,896		$167,690		$154,546	

(1) Includes equity lines of credit that we originate on properties on which we hold the first mortgage.

The following table sets forth the dollar amount of all loans at December 31, 2007 that are due after December 31, 2008 and have either fixed or adjustable interest rates.

	Fixed Rates	Adjustable Rates	Total
		(In thousands)	
Residential real estate:			
One- to four-family	$ 66	$ 238	$ 304
Multi-family	6,183	132,058	138,241
Mixed-use	4,102	48,019	52,121
Non-residential real estate	19,883	58,800	78,683
Construction loans	–	2,131	2,131
Commercial loans	615	–	615
Consumer and other loans	–	69	69
Total	$30,849	$241,315	$272,164

The following table shows loan origination, purchase and sale activity during the periods indicated.

	2007	2006	2005	2004	2003
			(In thousands)		
Total loans at beginning of period	$201,591	$191,436	$168,675	$155,557	$169,524
Loans originated:					
Residential real estate:					
One- to four-family	–	–	–	–	–
Multi-family	43,376	19,409	24,551	34,939	23,114
Mixed-use	16,098	7,304	9,794	11,801	5,945
Non-residential real estate	24,451	9,010	23,831	6,957	12,006
Construction loans	–	–	–	–	–
Commercial loans	3,012	–	–	–	–
Consumer and other loans	17	80	–	63	71
Total loans originated	86,954	35,803	58,176	53,760	41,136
Construction loan participation purchased	11,695	–	–	–	–
Loan from sale of building	16,341	–	–	–	–
Deduct:					
Loan principal repayments	32,109	25,648	35,415	40,642	52,006
Loan sales	1,505	–	–	–	3,097
Total deductions	33,614	25,648	35,415	40,642	55,103
Other increases	489	–	–	–	–
Total loans at end of period	$283,456	$201,591	$191,436	$168,675	$ 155,557

Securities. Our securities portfolio consists primarily of U.S. Treasury securities, U.S. Government agency securities, and mortgage-backed securities. Securities decreased $24.6 million, or 88.5%, from $27.8 million at December 31, 2006, to $3.2 million at December 31, 2007. The decrease was primarily due to maturities and repayments of $29.7 million that exceeded purchases of $5.0 million.

The following table sets forth the amortized cost and fair values of our securities portfolio at the dates indicated.

	At December 31,					
	2007		2006		2005	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)					
Securities available for sale:						
Fannie Mae common stock	$ 4	$ 46	$ 4	$ 72	$ 4	$ 58
Mortgage-backed securities	273	274	281	283	302	304
Total	$ 277	$ 320	$ 285	$ 355	$ 306	$ 362
Securities held to maturity:						
U.S. Government and agency securities	$ –	$ –	$22,904	$22,904	$4,999	$ 4,950
Mortgage-backed securities	2,875	2,890	4,551	4,564	7,229	7,232
Total	$2,875	$2,890	$27,455	$27,468	$12,228	$12,182

At December 31, 2007, we had no investments in a single company or entity that had an aggregate book value in excess of 10% of our equity.

The following table sets forth the stated maturities and weighted average yields of debt securities at December 31, 2007. Certain mortgage-backed securities have adjustable interest rates and will reprice annually within the various maturity ranges. These repricing schedules are not reflected in the table below. At December 31, 2007, mortgage-backed securities with adjustable rates totaled $3.1 million. Weighted average yields are on a tax-equivalent basis.

	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total	
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
					(Dollars in thousands)					
Securities available for sale:										
Fannie Mae common stock	$ 46	0.00%	$ –	–	$ –	–	$ –	–	$ 46	–
Mortgage-backed securities	4	4.80	–	–	–	–	270	6.76%	274	6.73%
Total securities available for sale	$ 50	0.38%	$ –	–	$ –	–	$ 270	6.76%	$ 320	5.76%
Securities held to maturity:										
U.S. Government and agency securities	$ –	–	$ –	–	–	–	$ –	–	$ –	–
Mortgage-backed securities	50	5.29%	46	8.25%	303	6.63%	2,476	6.08%	2,875	6.16%
Total securities held to maturity	$ 50	5.29%	$ 46	8.25%	$ 303	6.63%	$2,476	6.08%	$2,875	6.16%

Deposits. Our primary source of funds is retail deposit accounts which are comprised of savings accounts, demand deposits and certificates of deposit held primarily by individuals and businesses within our primary market area and non-broker certificates of deposit gathered through two nationwide certificate of deposit listing services. The non-broker certificates of deposits are accepted from banks, credit unions, non-profit organizations and certain corporations in amounts greater then $75,000 and less then $100,000.

Deposits increased by $37.4 million, or 19.8%, in the year ended December 31, 2007. The increase in deposits is primarily attributable to an effort by the Bank to increase deposits through the offering of competitive interest rates in two nationwide certificate of deposits listing services. As a result, the Bank had a total of $43.2 million in such certificates of deposits at December 31, 2007.

The following table sets forth the balances of our deposit products at the dates indicated.

	At December 31,					
	2007		2006		2005	
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)					
Now and money market deposit accounts	$ 21,839	9.6%	$ 21,137	11.2%	$ 22,731	11.8%
Savings accounts	57,346	25.4	60,755	32.2	73,133	37.8
Noninterest bearing demand deposits	1,745	0.8	1,439	0.8	1,499	0.8
Certificates of deposit	145,048	64.2	105,261	55.8	95,951	49.6
Total	$225,978	100.0%	$188,592	100.0%	$193,314	100.0%

The following table indicates the amount of certificates of deposit with balances of $100,000 or greater by time remaining until maturity as of December 31, 2007. We do not solicit jumbo certificates of deposit nor do we offer special rates for jumbo certificates. The minimum deposit to open a certificate of deposit ranges from $500 to $2,500.

Maturity Period	Certificates of Deposit
	(In thousands)
Three months or less	$ 7,483
Over three through six months	3,838
Over six through twelve months	7,890
Over twelve months	9,035
Total	$28,246

The following table sets forth time deposits classified by rates at the dates indicated.

	At December 31,		
	2007	2006	2005
	(In thousands)		
0.00 - 1.00%	$ 40	$ 32	$ 567
1.01 - 2.00%	1	329	10,350
2.01 - 3.00%	988	9,407	33,683
3.01 - 4.00%	16,551	26,025	28,680
4.01 - 5.00%	65,554	47,212	22,284
5.01 - 6.00%	61,914	22,249	338
Over 6.00%	–	7	49
Total	$145,048	$105,261	$95,951

The following table sets forth the amount and maturities of time deposits at December 31, 2007:

	Amount Due						
	Less Than One Year	More Than One Year to Two Years	More Than Two Years to Three Years	More Than Three Years to Four Years	More Than Four Years to Five Years	Total	Percent of Total Certificate Accounts
	(Dollars in thousands)						
0.00 – 1.00%	$ 40	$ –	$ –	$ –	$ –	$ 40	0.03%
1.01 – 2.00%	1	–	–	–	–	1	0.00
2.01 – 3.00%	942	46	–	–	–	988	0.68
3.01 – 4.00%	12,264	3,692	565	30	–	16,551	11.41
4.01 – 5.00%	44,328	9,070	8,876	1,279	2,001	65,554	45.19
5.01 – 6.00%	37,766	11,723	4,971	3,790	3,664	61,914	42.69
Over 6.00%	–	–	–	–	–	–	0.00
Total	$95,341	$24,531	$14,412	$5,099	$5,665	$145,048	100.0%

Borrowings. We may utilize borrowings from a variety of sources to supplement our supply of funds for loans and investments and to meet deposit withdrawal requirements. As of December 31, 2007, we had no FHLB advances outstanding. In conjunction with the Hayden acquisition on November 16, 2007, the Company incurred a four-year zero-coupon note payable of $700,000. The note is payable in four annual installments, one on each succeeding note anniversary date, of $175,000. The note was initially recorded at $625,000, assuming a 4.60% discount rate. The note payable balance at December 31, 2007 was S627,000 and note discount accreted during 2007 totaled $2,000. We had no borrowings as of or during the year ended December 31, 2006.

Stockholders' Equity. Stockholders' equity increased $12.1 million, or 12.5%, to $108.83 million at December 31, 2007, from $96.75 million at December 31, 2006. The increase was primarily due to net income of $12.1 million. In addition, stockholders' equity was increased by $302,000 of earned ESOP shares and reduced by $328,000 of cash dividends declared to minority stockholders. Northeast Community Bancorp, MHC, the Company's majority stockholder, received approval of the Office of Thrift Supervision to waive its right to receive its share of cash dividends declared by the Company in 2007, which totaled approximately $436,000. We anticipate that the MHC will continue to waive receipt of all dividends declared by the Company, subject to applicable regulatory approvals.

Results of Operations for the Years Ended December 31, 2007 and 2006

Overview.

	2007	2006	% Change 2007/2006
	(Dollars in thousands)		
Net income	$12,137	$1,558	679.0%
Return on average assets	3.94%	0.57%	591.2
Return on average equity	11.70	2.24	422.3
Average equity to average assets	33.67	25.57	31.7

Net income for the year ended December 31, 2007 increased by $10.6 million, or 679.0%, to $12.1 million from $1.6 million in 2006. The increase was primarily the result of the $19.0 million gain ($10.8 million net of income taxes) from the disposition in June 2007 of the Bank's branch office building located at 1353-55 First Avenue. Excluding the effect of the branch sale, net income in 2007 decreased by $232,000, or 14.9%, primarily due to a $956,000 increase in noninterest expense and a $338,000 increase in the provision for loan losses, partially offset by an increase of $829,000 in net interest income, a $186,000 increase in noninterest income (excluding effect of the branch sale), and a $47,000 decrease in income tax (excluding the effect of the branch sale).

Net Interest Income. Net interest income increased by $829,000, or 7.6%, to $11.7 million for the year ended December 31, 2007, from $10.9 million for the year ended December 31, 2006. The increase in net interest income resulted primarily from the increased average balance of net interest-earning assets of $26.0 million due primarily to increased loan originations. The effect of increased balances was partially offset by a 52 basis point decrease in our net interest rate spread to 3.13% for the year ended December 31, 2007, from 3.65% for the year ended December 31, 2006. The net interest margin decreased 15 basis points to 4.09% for the year ended December 31, 2007, from 4.24% for the year ended December 31, 2006.

The decrease in the interest rate spread and net interest margin in 2007 was due to the cost of our interest-bearing liabilities increasing to a greater degree than the increase in the yield earned on our interest-earning assets. The cost of our interest-bearing liabilities increased by 68 basis points to 3.03% for the year ended December 31, 2007, from 2.35% for the year ended December 31, 2006, whereas the yield on our interest-earning assets increased by 16 basis points to 6.16% for the year ended December 31, 2007, from 6.00% for the year ended December 31, 2006.

Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting annualized average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. For purposes of this table, average balances have been calculated using average daily balances. Average loan balances include nonaccrual loans, which were not material to any period presented. Loan fees are included in interest income on loans. Interest income on loans and investment securities has not been calculated on a tax equivalent basis because the impact would be insignificant.

	Year Ended December 31,								
	2007			2006			2005		
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
	(Dollars in Thousands)								
Assets:									
Interest-earning assets:									
Loans	$232,496	$14,894	6.41%	$200,683	$12,771	6.36%	$179,129	$11,987	6.69%
Securities	16,664	839	5.03	22,913	1,064	4.64	13,764	496	3.60
Other interest-earning assets	36,813	1,869	5.08	32,390	1,513	4.67	38,707	1,169	3.02
Total interest-earning assets	285,973	17,602	6.16	255,986	15,348	6.00	231,600	13,652	5.89
Allowance for loan losses	(1,362)			(1,200)			(1,200)		
Noninterest-earning assets	23,535			17,145			9,879		
Total assets	$308,146			$271,931			$240,279		
Liabilities and equity:									
Interest-bearing liabilities:									
Interest-bearing demand	$ 20,704	$ 117	0.57%	$ 22,363	111	0.50%	$ 22,825	62	0.27
Savings and club accounts	58,963	415	0.70	66,951	469	0.70	76,607	373	0.49
Certificates of deposit	115,032	5,365	4.66	101,732	3,913	3.85	93,039	2,675	2.88
Total interest-bearing deposits	194,699	5,897	3.03	191,046	4,493	2.35	192,471	3,110	1.62
Borrowings	352	21	5.97	–	–	0.00	–	–	0.00
Total interest-bearing liabilities	195,051	5,918	3.03	191,046	4,493	2.35	192,471	3,110	1.62
Noninterest-bearing demand	1,753			7,806			1,663		
Other liabilities	7,583			3,559			3,735		
Total liabilities	204,387			202,411			197,869		
Stockholders' equity	103,759			69,520			42,410		
Total liabilities and Stockholders' equity	$308,146			$271,931			$240,279		
Net interest income		$11,684			$10,855			$10,542	
Interest rate spread			3.13			3.65			4.27
Net interest margin			4.09			4.24			4.55
Net interest-earning assets	$ 90,922			$ 64,940			$ 39,129		
Interest-earning assets to interest-bearing liabilities	146.61%			133.99%			120.33%		

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionately based on the changes due to rate and the changes due to volume.

	2007 Compared to 2006			2006 Compared to 2005		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)					
Interest and dividend income:						
Loans receivable	$2,037	$ 86	$2,123	$1,392	$ (608)	$ 784
Investment securities	(309)	84	(225)	396	172	568
Other interest-earning assets	218	138	356	(215)	559	344
Total interest-earning assets	1,946	308	2,254	1,573	123	1,696
Interest expense:						
Interest-bearing demand deposits	(9)	15	6	(1)	50	49
Savings accounts	(56)	2	(54)	(52)	148	96
Certificates of deposit	553	900	1,453	268	970	1,238
Borrowings	–	21	21	–	–	–
Total interest-bearing liabilities	488	938	1,426	215	1,168	1,383
Net change in interest income	$1,458	$(630)	$ 828	$1,358	$(1,045)	$ 313

Provision for Loan Losses. In 2007, a $338,000 provision was made to the allowance for loan losses due primarily to the increase in mortgage loan balances outstanding. The effect of the provision for loan losses was partially offset by a charge-off of $49,000 on a mixed-use mortgage loan that was subsequently foreclosed and sold during 2007. The allowance for loan losses as of December 31, 2007 represented 0.53% of total loans, compared to 0.60% as of December 31, 2006.

There were no recoveries during the year ended December 31, 2007, and there were no recoveries, charge-offs or provisions for loan losses during the year ended December 31, 2006.

Noninterest Income. The following table shows the components of noninterest income for the years ended December 31, 2007 and 2006.

	2007	2006	% Change 2007/2006
	(Dollars in thousands)		
Service charges	$ 358	$443	(19.2)%
Net gain (loss) from premises and equipment	18,962	(5)	N/M
Earnings on bank owned life insurance	361	154	134.4
Other	86	27	218.5
Total	$19,767	$619	3,093.4

N/M Not meaningful.

Non-interest income increased $19.1 million, or 3,093.4%, to $19.8 million for the year ended December 31, 2007, from $619,000 for the year ended December 31, 2006. The increase was primarily the result of the $19.0 million gain from the June 2007 sale of the Bank's branch office building located at 1353-55 First Avenue. In addition, income from bank-owned life insurance, which was purchased in July 2006, increased by $207,000, or 134.4%, to $361,000 for the year ended December 31, 2007, from $154,000 for the year ended December 31, 2006.

The increase in other noninterest income was primarily the result of $69,000 in investment advisory income earned by our Hayden Division since its acquisition in November 2007.

Noninterest Expense. The following table shows the components of noninterest expense and the percentage changes for the years ended December 31, 2007, 2006 and 2005.

	Year Ended December 31,		
	2007	2006	% Change 2007/2006
	(Dollars in thousands)		
Salaries and employee benefits	$5,189	$4,604	12.7%
Net occupancy expense of premises	1,107	1,072	3.3
Equipment	462	480	(3.8)
Outside data processing	650	608	6.9
Advertising	84	135	(37.8)
Service contracts	205	191	7.3
Insurance	165	162	1.9
Audit and accounting	214	208	2.9
Directors compensation	219	214	2.3
Telephone	167	161	3.7
Office supplies and stationary	209	252	(17.1)
Director, officer, and employee expenses	235	158	48.7
Legal fees	277	185	49.7
Other	642	440	45.9
Total noninterest expenses	$9,826	$8,870	10.8

Noninterest expense increased $956,000, or 10.8%, to $9.8 million for the year ended December 31, 2007, from $8.9 million for the year ended December 31, 2006. The increase resulted primarily from an increase of $585,000 in salaries and employee benefits. All other elements of noninterest expense increased in the aggregate by $371,000 or 8.7%.

The increase in salaries and employee benefits was primarily due to a $161,000 mid-year goal attainment payment made to employees, a $140,000 severance payment made to a long-time officer, an increase of $25,000 in ESOP expense, and an increase in the number of full time equivalent employees to 87 at December 31, 2007 from 74 at December 31, 2006.

All other noninterest expenses increased by $371,000, or 8.7%, to $4.6 million in 2007 from $4.3 million in 2006 due largely to additional expenses (audit and accounting, directors compensation, legal fees, and other non-interest expense) associated with being a public company. The increase in director, officer, and employee expenses was due to the additional marketing efforts of the mortgage loan and commercial loan departments.

Income Taxes. Income tax expense increased by $8.1 million, or 774.8%, to $9.15 million for the year ended December 31, 2007, from $1.05 million for the year ended December 31, 2006. The increase resulted primarily from the $18.7 million increase in pre-tax income in 2007 compared to 2006. The effective tax rate was 43.0% or the year ended December 31, 2007, compared to 40.2% for 2006. The increased effective tax rate was due to the increased level of pre-tax income and the resultant reduced impact of tax-exempt income.

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and operational risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of net interest income as a result of changes in interest rates. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Other risks that we face are market risk, liquidity risk and reputation risk. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities, that are accounted for on a mark-to-market basis. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management. Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans. We underwrite each mortgage loan application on its merits, applying risk factors to insure that each transaction is considered on an equitable basis.

When a borrower fails to make a required loan payment, we take a number of steps to attempt to have the borrower cure the delinquency and restore the loan to current status. When the ten day grace period expires and the payment has not been received, a late payment notice is mailed and telephone contact is initiated. Throughout the rest of the month that payment is due, the borrower is called several times. If the payment has not been received by the end of the month, the borrower is informed that the loan will be placed in foreclosure within two weeks. On the 45th day after payment is due, the loan is forwarded to the problem loan officer who will review the file and authorize an acceleration letter. Once a foreclosure action has been instituted, a written agreement between the Bank and the debtor will be required to discontinue the foreclosure action. We may consider loan workout arrangements with certain borrowers under certain circumstances. If no satisfactory resolution to the delinquency is forthcoming, the note and mortgage may be sold prior to a foreclosure sale or the real property securing the loan would be sold at foreclosure.

Management reports to the board of directors monthly regarding the amount of loans past-due more than 30 days.

Analysis of Nonperforming and Classified Assets. We generally consider repossessed assets and loans that are 90 days or more past due to be nonperforming assets. It is generally our policy to continue to accrue interest on past-due loans and loans in foreclosure as long management determines that there is a reasonable expectation of collection. When a loan is placed on nonaccrual status, the accrual of interest ceases and the allowance for any uncollectible accrued interest is established and charged against operations. Typically, payments received on a nonaccrual loan are applied in the following order to late charges, interest, escrow and outstanding principal.

Real estate that we acquire as a result of a foreclosure action or by deed-in-lieu of foreclosure is classified as foreclosed real estate until it is sold. When property is acquired, it is initially recorded at fair market value at the date of foreclosure. Holding costs and declines in fair value after acquisition of the property result in charges against income.

The following table provides information with respect to our nonperforming assets at the dates indicated. We did not have any troubled debt restructurings at the dates presented.

	At December 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Nonaccrual loans:					
Residential real estate:					
One- to four-family	$ –	$ –	$ –	$ –	$ –
Multi-family	666	–	–	–	–
Mixed-use	–	–	–	–	–
Non-residential real estate	1,200	–	–	–	–
Construction	–	–	–	–	–
Consumer and other loans	1	–	–	–	–
Total	$1,867	$ –	$ –	$ –	$ –
Accruing loans past due 90 days or more:					
Residential real estate:					
One- to four-family	–	–	–	–	–
Multi-family	407	–	–	–	–
Mixed-use	–	–	–	–	–
Non-residential real estate	–	–	–	–	–
Consumer and other loans	–	2	–	–	–
Total	407	2	–	–	–
Total of nonaccrual and 90 days or more past due loans	2,274	2	–	–	–
Foreclosed real estate	–	–	–	–	–
Other nonperforming assets	–	–	–	–	–
Total nonperforming assets	2,274	2	–	–	–
Troubled debt restructurings	–	–	–	–	–
Troubled debt restructurings and total nonperforming assets	$2,274	$ 2	$ –	$ –	$ –
Total nonperforming loans to total loans	0.80%	0.00%	0.00%	0.00%	0.00%
Total nonperforming loans to total assets	0.66%	0.00%	0.00%	0.00%	0.00%
Total nonperforming assets and troubled debt restructurings to total assets	0.66%	0.00%	0.00%	0.00%	0.00%

At December 31, 2007, we had one nonaccrual multi-family mortgage loan and two nonaccrual non-residential mortgage loans totaling $1.9 million. The nonaccrual multi-family mortgage loan had an outstanding balance of $666,000 and is secured by three buildings containing fourteen apartments located in Hampton, New Hampshire. We are in the process of accepting a deed-in-lieu of foreclosure on this property. Based on a recent fair value analysis of the property, the Bank does not expect a loss on the disposition of the property.

One of the nonaccrual non-residential mortgage loans had an outstanding balance of $769,000 and is secured by two gasoline stations and an automobile repair facility located in Putnam and Westchester Counties, New York. The other nonaccrual non-residential mortgage loan had an outstanding balance of $431,000 and is secured by a non-residential building located in Yonkers, New York. The accruing multi-family delinquent mortgage loan had an outstanding balance of $407,000 and is secured by a six unit apartment building located in Newark, New Jersey.

Interest income that would have been recorded for the year ended December 31, 2007 had nonaccruing loans been current to their original terms amounted to approximately $153,000. During the year ended December 31, 2007, the Bank recognized interest income of approximately $21,000 on the nonaccrual loans.

Federal regulations require us to review and classify our assets on a regular basis. In addition, the Office of Thrift Supervision has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. "Substandard assets" must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful assets" have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a "special mention" category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. We recognize a loss as soon as a reasonable determination of that loss can be made. We directly charge, against earnings, that portion of the asset that is determined to be uncollectible. If an accurate determination of the loss is impossible, for any reason, we will establish an allowance in an amount sufficient to absorb the most probable loss expected. In cases where a reasonable determination of a loss cannot be made, we will adjust our allowance to reflect a potential loss until a more accurate determination can be made.

The following table shows the aggregate amounts of our classified assets at the dates indicated.

	At December 31,		
	2007	2006	2005
		(In thousands)	
Special mention assets	$ 865	$ –	$ –
Substandard assets	1,866	–	–
Doubtful and loss assets	–	–	–
Total classified assets	$2,731	$ –	$ –

Delinquencies. The following table provides information about delinquencies in our loan portfolio at the dates indicated.

	At December 31,					
	2007		2006		2005	
	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due
			(In thousands)			
Residential real estate:						
One- to four-family	$ –	$ –	$ –	$ –	$ –	$ –
Multi-family	–	458	–	–	–	–
Mixed-use	–	–	–	–	–	–
Non-residential real estate	–	–	–	–	–	–
Construction	–	–	–	–	–	–
Commercial	–	–	–	–	–	–
Consumer and other loans	4	–	–	2	1	–
Total	$ 4	$ 458	$ –	$ 2	$ 1	$ –

Analysis and Determination of the Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable credit losses in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings. The recommendations for increases or decreases to the allowance are presented by management to the board of directors.

Our methodology for assessing the appropriateness of the allowance for loan losses consists of: (1) a specific allowance on identified impaired and problem loans, if appropriate; and (2) a general valuation allowance on the remainder of the loan portfolio. Although we determine the amount of each element of the allowance separately, the entire allowance for loan losses is available for the entire portfolio.

Specific Allowance Required for Identified Impaired and Problem Loans. We establish an allowance on certain identified impaired and problem loans when the loan balance exceeds the fair market value, when collection of the full amount outstanding becomes improbable and when an accurate estimate of the loss can be documented.

General Valuation Allowance on the Remainder of the Loan Portfolio. We establish a general allowance for loans that are not delinquent to recognize the inherent losses associated with lending activities. This general valuation allowance is determined by segregating the loans by loan category and assigning percentages to each category. The percentages are adjusted for significant factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date. These significant factors may include changes in existing general economic and business conditions affecting our primary lending areas and the national economy, staff lending experience, recent loss experience in particular segments of the portfolio, collateral value, loan volumes and concentration, specific reserve and classified asset trends, delinquency trends and risk rating trends. These loss factors are subject to ongoing evaluation to ensure their relevance in the current economic environment.

We also establish a general allowance for loans identified by the internal loan review process and loans not performing according to contractual terms. These loans typically do not pose significant risk of loss, but do demonstrate a higher level of risk than the average loan in our portfolio. These could include loans 30 days or more past due, properties with vacant apartments or commercial spaces temporarily vacant due to tenant turnover or renovation, or the death of the obligator causing delinquency until a court appointed executor takes control of the property. We separate these loans by property type and assign a risk factor to each category based on its risk potential as compared to the other categories and the portfolio as a whole. Loans classified special mention or substandard would typically be candidates for treatment under this category.

We also identify loans that may need to be charged off as a loss by reviewing all delinquent loans, classified loans and other loans that management may have concerns about collectibility. For individually reviewed loans, the borrower's inability to make payments under the terms of the loan or a shortfall in collateral value would result in our allocating a portion of the allowance to the loan that was impaired or to an addition to the general valuation allowance to reflect the higher risk associated with the identified loan.

At December 31, 2007, our allowance for loan losses was $1.5 million and represented 0.53% of total gross loans. At December 31, 2006, our allowance for loan losses was $1.2 million and represented 0.60% of total gross loans. At December 31, 2005, our allowance for loan losses was $1.2 million and represented 0.63% of total gross loans. The increase in our general valuation allowance is due primarily to the increase in mortgage loan balances outstanding as of December 31, 2007.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

	At December 31,								
	2007			2006			2005		
	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
	(Dollars in thousands)								
Residential real estate:									
One- to four-family	$ –	0.0%	0.1%	$ –	0.0%	0.2%	$ –	0.0%	0.3%
Multi-family	472	31.7	49.0	395	32.9	54.8	443	36.9	52.4
Mixed-use	250	16.8	18.5	251	20.9	21.1	277	23.1	22.9
Non-residential real estate	691	46.4	28.0	554	46.2	23.7	480	40.0	24.2
Construction	50	3.4	3.3	–	0.0	0.0	–	0.0	0.0
Commercial	25	1.7	1.1	–	0.0	0.0	–	0.0	0.0
Consumer and other loans	–	0.0	0.0	–	0.0	0.2	–	0.0	0.2
Total allowance for loan losses	$ 1,489	100.0%	100.0%	$ 1,200	100.0%	100.0%	$1,200	100.0%	100.0%

	At December 31,					
	2004			2003		
	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
	(Dollars in thousands)					
Residential real estate:						
One- to four-family	$ 2	0.2%	0.5%	$ 3	0.3%	0.6%
Multi-family	520	43.3	58.9	497	41.4	55.3
Mixed-use	290	24.2	22.7	329	27.4	26.0
Non-residential real estate	388	32.3	17.7	371	30.9	17.9
Construction	–	0.0	0.0	–	0.0	0.0
Commercial	–	0.0	0.0	–	0.0	0.0
Consumer and other loans	–	0.0	0.2	–	0.0	0.2
Total allowance for loan losses	$1,200	100.0%	100.0%	$1,200	100.0%	100.0%

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and our results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with U.S. generally accepted accounting principles, there can be no assurance that the Office of Thrift Supervision, in reviewing our loan portfolio, will not request us to increase our allowance for loan losses. The Office of Thrift Supervision may require us to increase our allowance for loan losses based on judgments different from ours. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Analysis of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the periods indicated.

	Year Ended December 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Allowance at beginning of period	$1,200	$1,200	$1,200	$1,200	$1,219
Provision for loan losses	338	–	–	–	–
Charge offs:					
Residential real estate:					
One- to four-family	–	–	–	–	(19)
Multi-family	–	–	–	–	–
Mixed-use	(49)	–	–	–	–
Non-residential real estate	–	–	–	–	–
Construction					
Consumer and other loans	–	–	–	–	–
Total charge-offs	(49)	–	–	–	(19)
Recoveries:					
Residential real estate:					
One- to four-family	–	–	–	–	–
Multi-family	–	–	–	–	–
Mixed-use	–	–	–	–	–
Non-residential real estate	–	–	–	–	–
Construction	–	–	–	–	–
Consumer and other loans	–	–	–	–	–
Total recoveries	–	–	–	–	–
Net charge-offs	(49)	–	–	–	(19)
Allowance at end of period	$1,489	$1,200	$1,200	$1,200	$1,200
Allowance to nonperforming loans	65.48%	N/M	N/M	N/M	N/M
Allowance to total loans outstanding at the end of the period	0.53%	0.60%	0.63%	0.71%	0.77%
Net charge-offs (recoveries) to average loans outstanding during the period	0.02%	0.00%	0.00%	0.00%	0.01%

Interest Rate Risk Management. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread. Our strategy for managing interest rate risk emphasizes: originating mortgage real estate loans that reprice to market interest rates in three to five years; purchasing securities that typically reprice within a three year time frame to limit exposure to market fluctuations; and, where appropriate, offering higher rates on long term certificates of deposit to lengthen the repricing time frame of our liabilities. We currently do not participate in hedging programs, interest rate swaps or other activities involving the use of derivative financial instruments.

We have an Asset/Liability Committee, comprised of our chief executive officer, chief financial officer, chief mortgage officer, chief retail banking officer, and treasurer, whose function is to communicate, coordinate and control all aspects involving asset/liability management. The committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

Our goal is to manage asset and liability positions to moderate the effects of interest rate fluctuations on net interest income and net income.

Net Portfolio Value Analysis. We use a net portfolio value analysis prepared by the Office of Thrift Supervision to review our level of interest rate risk. This analysis measures interest rate risk by computing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. These analyses assess the risk of loss in market risk-sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or 100 and 200 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement.

The following table presents the change in our net portfolio value at December 31, 2007 that would occur in the event of an immediate change in interest rates based on the Office of Thrift Supervision assumptions, with no effect given to any steps that we might take to counteract that change.

	Net Portfolio Value (Dollars in thousands)			Net Portfolio Value as % of Portfolio Value of Assets	
Basis Point ("bp") Change in Rates	$ Amount	$ Change	% Change	NPV Ratio	Change
300	$82,817	$(3,604)	(4)%	25.88%	(29) bp
200	84,092	(2,329)	(3)%	26.01%	(16) bp
100	85,318	(1,103)	(1)%	26.11%	(6) bp
0	86,420	–	–	26.17%	
(100)	87,479	1,059	1%	26.21%	4 bp
(200)	88,377	1,956	2%	26.20%	3 bp

We and the Office of Thrift Supervision use various assumptions in assessing interest rate risk. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the methods of analyses presented in the foregoing tables. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table. Prepayment rates can have a significant impact on interest income. Because of the large percentage of loans we hold, rising or falling interest rates have a significant impact on the prepayment speeds of our earning assets that in turn affect the rate sensitivity position. When interest rates rise, prepayments tend to slow. When interest rates fall, prepayments tend to rise. Our asset sensitivity would be reduced if prepayments slow and vice versa. While we believe these assumptions to be reasonable, there can be no assurance that assumed prepayment rates will approximate actual future loan repayment activity.

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, maturities and sales of securities and borrowings from the Federal Home Loan Bank of New York. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of: (1) expected loan demand; (2) expected deposit flows; (3) yields available on interest-earning deposits and securities; and (4) the objectives of our asset/liability management policy.

Our most liquid assets are cash and cash equivalents. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. Cash and cash equivalents totaled $39.1 million at December 31, 2007 and consist primarily of deposits at other financial institutions (Predominantly the Federal Home Loan Bank of New York) and miscellaneous cash items. Securities classified as available-for-sale and whose market value exceeds our cost provide an additional source of liquidity. Total securities classified as available-for-sale were $320,000 at December 31, 2007 and $355,000 at December 31, 2006.

At December 31, 2007, we had $50.2 million in loan commitments outstanding. At December 31, 2007, this consisted of $36.1 million of real estate loan origination commitments, $8.0 million in commercial loan commitments, $2.9 million in unused real estate equity lines of credit, $2.5 million in unused commercial loan lines, $582,000 in construction loans in process, and $191,000 in unused consumer lines of credit. Certificates of deposit due within one year of December 31, 2007 totaled $95.3 million. This represented 65.7% of certificates of deposit at December 31, 2007. We believe the large percentage of certificates of deposit that mature within one year reflects customers' hesitancy to invest their funds for long periods in the current low interest rate environment. If these maturing deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before December 31, 2008. We believe, however, based on past experience, that a significant portion of our certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

Our primary investing activities are the origination of loans and the purchase of securities. Our primary financing activities consist of activity in deposit accounts. At December 31, 2007, we had the ability to borrow $11.2 million from the Federal Home Loan Bank of New York, which included two available overnight lines of credit of $5.6 million each. At December 31, 2007, we had no overnight advances outstanding. Subsequent to December 31, 2007, we increased our borrowing line with the Federal Home Loan Bank of New York to $72.7 million dollars. During the first quarter of 2008, we borrowed $15.0 million through advances from the FHLB, of which $15.0 million was outstanding as of March 31, 2008. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive and to maintain or increase our core deposit relationships depending on our level of real estate loan and commercial loan commitments outstanding. Occasionally, we offer promotional rates on certain deposit products to attract deposits or to lengthen repricing time frames.

The following table presents our primary investing and financing activities during the periods indicated.

	Year Ended December 31,		
	2007	2006	2005
	(In thousands)		
Investing activities:			
Loans disbursed or closed	$(86,954)	$(35,803)	$(58,176)
Purchase of loan participations	(11,695)	–	–
Loan principal repayments	32,109	25,648	35,415
Sale of loans	1,505	–	–
Proceeds from maturities and principal repayments of securities	29,676	35,682	3,107
Purchases of securities	(5,000)	(50,335)	(3,874)
Purchase of bank owned life insurance	–	(8,000)	–
Proceeds from sale of premises and equipment	9,082	–	–
Purchases of premises and equipment	(198)	(6,726)	(156)
Purchase of business	(1,384)	–	–
Financing activities:			
Increase (decrease) in deposits	37,386	(4,727)	(302)
Initial stock offering, net of ESOP shares	–	52,444	–

Capital Management. We are subject to various regulatory capital requirements administered by the Office of Thrift Supervision, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2007, we exceeded all of our regulatory capital requirements. We are considered "well capitalized" under regulatory guidelines.

The capital from our initial public offering increased our liquidity and capital resources. In addition, the sale of our First Avenue branch office building in the second quarter of 2007 further increased our capital. Over time, the initial level of liquidity will be reduced as net proceeds from the stock offering and the sale of the branch office building are used for general corporate purposes, including the funding of lending activities. Our financial condition has been enhanced by the capital from the offering, resulting in increased net interest-earning assets. However, the large increase in equity resulting from the capital raised in the offering and the branch office building sale will, initially, have an adverse impact on our return on equity. From time to time, we may consider capital management tools such as cash dividends and common stock repurchases.

Off-Balance Sheet Arrangements. In the normal course of operations, we engage in a variety of financial transactions that, in accordance with U.S. generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments and lines of credit. For information about our loan commitments and unused lines of credit, see Note 3 of the Notes to the Consolidated Financial Statements. We currently have no plans to engage in hedging activities in the future.

For the years ended December 31, 2007 and 2006, we engaged in no off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Effect of Inflation and Changing Prices

The financial statements and related financial data presented in this Form 10-K have been prepared in accordance with U.S. generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required by this item is incorporated herein by reference to Part II, Item 7, "*Management's Discussion and Analysis of Financial Condition and Results of Operations.*"

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this item is included herein beginning on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A(T). CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

The Company's management, including the Company's principal executive officer and principal financial officer, have evaluated the effectiveness of the Company's "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). Based upon their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act with the Securities and Exchange Commission (the "SEC") (1) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Internal Controls Over Financial Reporting

Management's annual report on internal control over financial reporting is incorporated herein by reference to the Company's audited Consolidated Financial Statements in this Annual Report on Form 10-K.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

(c) Changes to Internal Control Over Financial Reporting

Except as indicated herein, there were no changes in the Company's internal control over financial reporting during the three months ended December 31, 2007 that have materially affected, or are reasonable likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS OF THE REGISTRANT AND CORPORATE GOVERNANCE

The information relating to the directors and officers of Northeast Community Bancorp and information regarding compliance with Section 16(a) of the Exchange Act is incorporated herein by reference to Northeast Community Bancorp's Proxy Statement for the 2008 Annual Meeting of Stockholders (the "Proxy Statement") and to Part I, Item 1, *"Business — Executive Officers of the Registrant"* to this Annual Report on Form 10-K.

Northeast Community Bancorp has adopted a Code of Ethics and Business Conduct, a copy of which can be found in the investor relations section of the Company's website at www.necommunitybank.com.

ITEM 11. EXECUTIVE COMPENSATION

The information regarding executive compensation is incorporated herein by reference to the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDERS MATTERS

(a) Security Ownership of Certain Beneficial Owners

Information required by this item is incorporated herein by reference to the section captioned "Stock Ownership" in the Proxy Statement.

(b) Security Ownership of Management

Information required by this item is incorporated herein by reference to the section captioned "Stock Ownership" in the Proxy Statement.

(c) Changes in Control

Management of Northeast Community Bancorp knows of no arrangements, including any pledge by any person or securities of Northeast Community Bancorp, the operation of which may at a subsequent date result in a change in control of the registrant.

(d) Equity Compensation Plan Information

None.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information relating to certain relationships and related transactions is incorporated herein by reference to the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information relating to the principal accountant fees and expenses is incorporated herein by reference to the Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(1) The financial statements required in response to this item are incorporated by reference from Item 8 of this report.

(2) All financial statement schedules are omitted because they are not required or applicable, or the required information is shown in the consolidated financial statements or the notes thereto.

(3) Exhibits

3.1	Amended and Restated Charter of Northeast Community Bancorp, Inc. (1)
3.2	Amended and Restated Bylaws of Northeast Community Bancorp, Inc. (2)
4.1	Specimen Stock Certificate of Northeast Community Bancorp, Inc. (1)
10.1	Northeast Community Bank Employee Severance Compensation Plan (1)
10.2	Northeast Community Bank Supplemental Executive Retirement Plan and Participation Agreements with Kenneth A. Martinek and Salvatore Randazzo (1)*
10.3	Northeast Community Bancorp, Inc. Employment Agreement for Kenneth A. Martinek and Salvatore Randazzo (1)*
10.4	Northeast Community Bank Employment Agreement for Kenneth A. Martinek and Salvatore Randazzo (1)*
10.5	Employment Agreement between Northeast Community Bancorp, Inc., Northeast Community Bank and Susan Barile (3)*
10.6	Northeast Community Bank Directors' Retirement Plan (1)*
10.7	Northeast Community Bank Directors' Deferred Compensation Plan (1)*
10.8	Employment Agreement between Northeast Community Bancorp, Inc., Northeast Community Bank and Michael N. Gallina*(4)
21.0	List of Subsidiaries
23.0	Consent of Beard Miller Company LLP
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
32.0	Section 1350 Certification of Chief Executive Officer and Chief Financial Officer

---

* Management contract or compensatory plan, contract or arrangement.

(1) Incorporated herein by reference to the Company's Registration Statement on Form S-1, as amended, initially filed with the SEC on March 12, 2006.

(2) Incorporated herein by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the SEC on October 30, 2007.

(3) Incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

(4) Incorporated herein by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the year ended December 31, 2006.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHEAST COMMUNITY BANCORP, INC.

Date: March 31, 2008

By: /s/ Kenneth A. Martinek
Kenneth A. Martinek
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Kenneth A. Martinek Kenneth A. Martinek	President, Chief Executive Officer and Director (principal executive officer)	March 31, 2008
/s/ Salvatore Randazzo Salvatore Randazzo	Executive Vice President, Chief Financial Officer and Director (principal accounting and financial officer)	March 31, 2008
/s/ Diane B. Cavanaugh Diane B. Cavanaugh	Director	March 31, 2008
/s/ Arthur M. Levine Arthur M. Levine	Director	March 31, 2008
/s/ Charles A. Martinek Charles A. Martinek	Director	March 31, 2008
/s/ John F. McKenzie John F. McKenzie	Director	March 31, 2008
/s/ Linda M. Swan Linda M. Swan	Director	March 31, 2008
/s/ Harry (Jeff) A.S Read Harry (Jeff) A.S. Read	Director	March 31, 2008
/s/ Kenneth H. Thomas Kenneth H. Thomas	Director	March 31, 2008

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Management's Report on Internal Control Over Financial Reporting

The management of Northeast Community Bancorp, Inc. ("the Company") is responsible for establishing and maintaining adequate internal control over financial reporting. The internal control process has been designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2007, utilizing the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2007 is effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, transactions and dispositions of assets; and provide reasonable assurances that: (1) transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States; (2) receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's financial statements are prevented or timely detected.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Northeast Community Bancorp, Inc. and Subsidiary
White Plains, New York

We have audited the accompanying consolidated statements of financial condition of Northeast Community Bancorp, Inc. and Subsidiary (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Northeast Community Bancorp, Inc. and Subsidiary as of December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Beard Miller Company LLP

Beard Miller Company LLP
Pine Brook, New Jersey
March 19, 2008

Consolidated Statements of Financial Condition

	December 31,	
	2007	2006
	(In thousands, except share and per share data)	
Assets		
Cash and amounts due from depository institutions	$ 1,878	$ 2,650
Interest-bearing deposits	37,268	34,099
Cash and cash equivalents	39,146	36,749
Securities available-for-sale	320	355
Securities held-to-maturity	2,875	27,455
Loans receivable, net of allowance for loan losses $1,489 and $1,200, respectively	283,133	201,306
Premises and equipment, net	4,529	11,117
Federal Home Loan Bank of New York stock, at cost	414	399
Bank owned life insurance	8,515	8,154
Accrued interest receivable	1,340	1,101
Goodwill	1,310	–
Intangible assets	710	–
Other assets	1,603	1,781
Total Assets	$343,895	$288,417
Liabilities and Stockholders' Equity		
Liabilities:		
Deposits:		
Non-interest-bearing deposits	$ 1,745	$ 1,439
Interest-bearing deposits	224,233	187,153
Total deposits	225,978	188,592
Advance payments by borrowers for taxes and insurance	2,884	1,929
Accounts payable and accrued expenses	5,577	1,145
Note payable	627	–
Total Liabilities	235,066	191,666
Commitments and Contingencies	–	–
Stockholders' Equity:		
Preferred stock, $0.01 par value; 1,000,000 shares authorized, none issued	–	–
Common stock, $0.01 par value; 19,000,000 shares authorized; issued and outstanding: 13,225,000 shares	132	132
Additional paid-in capital	57,555	57,513
Unearned Employee Stock Ownership Plan ("ESOP") shares	(4,665)	(4,925)
Retained earnings	55,956	44,147
Accumulated comprehensive loss	(149)	(116)
Total Stockholders' Equity	108,829	96,751
Total Liabilities and Stockholders' Equity	$343,895	$288,417

See notes to consolidated financial statements

Consolidated Statements of Income

	Years Ended December 31,	
	2007	2006
	(In thousands, except share and per share data)	
Interest Income:		
Loans	$ 14,894	$ 12,771
Interest-earning deposits	1,869	1,513
Securities - taxable	839	1,064
Total Interest Income	17,602	15,348
Interest Expense:		
Deposits	5,897	4,493
Borrowings	21	–
Total Interest Expense	5,918	4,493
Net Interest Income before Provision for Loan Losses	11,684	10,855
Provision for Loan Losses	338	–
Net Interest Income after Provision for Loan Losses	11,346	10,855
Non-Interest Income:		
Other loan fees and service charges	358	443
Net gain (loss) from premises and equipment	18,962	(5)
Earnings on bank owned life insurance	361	154
Other	86	27
Total Non-Interest Income	19,767	619
Non-Interest Expenses:		
Salaries and employee benefits	5,189	4,604
Net occupancy expense	1,107	1,072
Equipment	462	480
Outside data processing	650	608
Advertising	84	135
Other	2,334	1,971
Total Non-Interest Expenses	9,826	8,870
Income before Provision for Income Taxes	21,287	2,604
Provision for Income Taxes	9,150	1,046
Net Income	$ 12,137	$ 1,558
Net Income per Common Share – Basic	$ 0.95	$ 0.06 (A)
Weighted Average Number of Common Shares Outstanding – Basic	12,745	12,726 (A)
Dividends Declared per Common Share	$ 0.06	$ –

(A) The Company completed its initial public stock offering on July 5, 2006.

See notes to consolidated financial statements

Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2007 and 2006

	Common Stock	Additional Paid- in Capital	Unearned ESOP Shares	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Equity	Comprehensive Income
				(In thousands)			
Balance - December 31, 2005	$ –	$ –	$ –	$43,089	$ 31	$ 43,120	
Comprehensive income:							
Net income	–	–	–	1,558	–	1,558	$ 1,558
Unrealized gain on securities available for sale, net of deferred income taxes of $(3)	–	–	–	–	11	11	11
ESOP shares earned	–	17	259	–	–	276	
Adjustment to initially apply SFAS 158, net of deferred income taxes of $129	–	–	–	–	(158)	(158)	
Capitalization of Mutual Holding Company	–	–	–	(500)	–	(500)	
Issuance of common stock	132	57,496	–	–	–	57,628	
Common stock acquired by ESOP	–	-	(5,184)	–	–	(5,184)	
Total Comprehensive Income							$ 1,569
Balance - December 31, 2006	132	57,513	(4,925)	44,147	(116)	96,751	
Comprehensive income:							
Net income	–	–	–	12,137	-	12,137	$ 12,137
Unrealized loss on securities available for sale, net of taxes of $(10)	–	–	–	–	(17)	(17)	(17
Prior Service Cost – DRP, net of taxes of $(13)	–	–	–	–	(16)	(16)	(16
Cash dividend declared ($0.06 per share)	–	–	–	(328)	-	(328)	
ESOP shares earned	–	42	260	–	-	302	
Total Comprehensive Income							$ 12,104
Balance - December 31, 2007	$ 132	$57,555	$(4,665)	$55,956	$(149)	$108,829	

See notes to consolidated financial statements

Consolidated Statements of Cash Flows

	Years Ended December 31,	
	2007	2006
	(In Thousands)	
Cash Flows from Operating Activities:		
Net income	$ 12,137	$ 1,558
Adjustments to reconcile net income to net cash provided by operating activities:		
Net accretion of securities premiums and (discounts)	(88)	(553)
Provision for loan losses	338	–
Provision for depreciation	589	589
Net (accretion) amortization of deferred discounts, fees and costs	(424)	76
Deferred income tax expense (benefit)	5,053	(214)
(Gain) loss from dispositions of premises and equipment	(18,962)	5
Earnings on bank owned life insurance	(361)	(154)
(Increase) in accrued interest receivable	(239)	(98)
(Increase) decrease in other assets	(1,080)	143
Increase in accrued interest payable	8	5
Increase in other liabilities	184	174
ESOP shares earned	302	276
Net Cash Provided by (Used in) Operating Activities	(2,543)	1,807
Cash Flows from Investing Activities:		
Purchase of loans	(11,695)	–
Sale of loan participation interest	1,505	–
Net increase in loans	(55,208)	(10,486)
Purchase of securities held-to-maturity	(5,000)	(50,335)
Principal repayments on securities available-for-sale	8	21
Principal repayments on securities held-to-maturity	29,668	35,661
Purchase of Federal Home Loan Bank of New York stock	(15)	(42)
Purchases of premises and equipment	(198)	(6,726)
Proceeds from sale of premises and equipment	9,082	17
Purchase of business	(1,384)	–
Purchase of bank owned life insurance	–	(8,000)
Net Cash (Used in) Investing Activities	(33,237)	(39,890)
Cash Flows from Financing Activities:		
Net increase (decrease) in deposits	37,386	(4,727)
Increase in advance payments by borrowers for taxes and insurance	955	226
Net proceeds of initial public stock offering	–	57,628
Common stock acquired by the ESOP	–	(5,184)
Cash dividends paid to minority shareholders	(164)	–
Initial capitalization of mutual holding company	–	(500)
Net Cash Provided by Financing Activities	38,177	47,443
Net Increase in Cash and Cash Equivalents	2,397	9,360
Cash and Cash Equivalents - Beginning	36,749	27,389
Cash and Cash Equivalents - Ending	$ 39,146	$ 36,749

See notes to consolidated financial statements

Consolidated Statements of Cash Flows (Continued)

	Years Ended December 31,	
	2007	2006
	(In Thousands)	
Supplementary Cash Flows Information:		
Income taxes paid	$ 4,865	$ 1,093
Interest paid	$ 5,908	$ 4,488
Supplementary Disclosure of Non-Cash Investing and Financing Activities:		
Loan receivable originated in connection with building sale	$ 16,341	$ –
Assets acquired (liabilities incurred) in connection with the acquisition of a business:		
Intangible Assets	$ 710	$ –
Goodwill	1,310	–
Note Payable	(625)	–

See notes to consolidated financial statements

Notes to Consolidated Financial Statements

Note 1 — Summary of Significant Accounting Policies

The following is a description of our business and significant accounting and reporting policies:

Nature of Business and Significant Estimates

Northeast Community Bancorp, Inc. (the "Company") is a Federally-chartered corporation that was organized to be a mid-tier holding company for Northeast Community Bank (the "Bank") in conjunction with the Bank's reorganization from a mutual savings bank to a mutual holding company structure on July 5, 2006. The Company's primary activity is the ownership and operation of the Bank.

The Bank is principally engaged in the business of attracting deposits and investing those funds into mortgage and commercial loans. When demand for loans is low, the Bank invests in debt securities. Currently the Bank conducts banking operations from its Headquarters in White Plains, New York gathering deposits nationwide and lending from Pittsburgh, Pennsylvania to southern Maine. The Bank also has a Loan Production Office in the Boston, Massachusetts area. Prior to a name change effective February 15, 2006, the Bank was known as Fourth Federal Savings Bank. The change in name had no effect on the operations of the Bank.

New England Commercial Properties LLC, a New York limited liability company and wholly owned subsidiary of the Bank, was formed in October 2007 to facilitate the purchase or lease of real property by the Bank. Northeast Commercial Properties, LLC has been inactive since inception and had no assets or employees during 2007.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank, and have been prepared in conformity with accounting principles generally accepted in the United States of America. All significant inter-company accounts and transactions have been eliminated in consolidation.

The preparation of consolidated financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect certain recorded amounts and disclosures. Accordingly, actual results could differ from those estimates.

The most significant estimate pertains to the allowance for loan losses. The borrowers ability to meet contractual obligations and collateral value are the most significant assumptions used to arrive at the estimate. The risks associated with such estimates arise when unforeseen conditions affect the borrowers ability to meet the contractual obligations of the loan and result in a decline in the value of the supporting collateral. Such unforeseen changes may have an adverse effect on the consolidated results of operations and financial position of the Company.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Additionally, we are exposed to significant changes in market interest rates. Such changes could have an adverse effect on our earning capacity and consolidated financial position, particularly in those situations in which the maturities or re-pricing of assets are different than the maturities or re-pricing of the supporting liabilities.

Note 1 — Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

Cash and cash equivalents include cash and amounts due from depository institutions and interest-bearing deposits in other banks, all with original maturities of three months or less.

Securities

Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" requires financial institutions to classify their securities among three categories: held to maturity, trading, and available for sale. Management determines the appropriate classification at the time of purchase. Held to maturity securities are those debt securities which management has the intent and the Bank has the ability to hold to maturity and are reported at amortized cost (unless value is other than temporarily impaired). Trading securities are those debt and equity securities which are bought and held principally for the purpose of selling them in the near term and are reported at fair value, with unrealized gains and losses included in earnings. Available for sale securities are those debt and equity securities which are neither held to maturity securities nor trading securities and are reported at fair value, with unrealized gains and losses, net of the related income tax effect, excluded from earnings and reported in a separate component of stockholders' equity. The Company does not have trading securities in its portfolio.

Individual securities are considered impaired when fair value is less than amortized cost. Management evaluates on a monthly basis whether any securities are other-than-temporarily impaired. In making this determination, we consider the extent and duration of the impairment, the nature and financial health of the issuer, other factors relevant to specific securities, and our ability and intent to hold securities for a period of time sufficient to allow for any anticipated recovery in market value. If a security is determined to be other-than-temporarily impaired, an impairment loss is charged to operations.

Premiums and discounts on all securities are amortized/accreted to maturity by use of the level-yield method. Gain or loss on sales of securities is based on the specific identification method.

Loans and Allowance for Loan Losses

Loans are stated at unpaid principle balances plus net deferred loan origination costs less an allowance for loan losses which is maintained at a level that represents management's best estimate of losses known and inherent in the loan portfolio that are both probable and reasonable to estimate. The allowance is decreased by loan charge-offs, increased by subsequent recoveries of loans previously charged off, and then adjusted, via either a charge or credit to operations, to an amount determined by management to be necessary. Loans or portions thereof, are charged off when, after collection efforts are exhausted, they are determined to be un-collectible. Management of the Bank, in determining the allowance for loan losses, considers the losses inherent in its loan portfolio and changes in the nature and volume inherent in its loan activities, along with the general economic and real estate market conditions. The Bank utilizes a two tier approach: (1) identification of impaired loans and establishment of specific loss allowances on such loans; and (2) establishment of general valuation allowances on the remainder of its loan portfolio. The Bank maintains a loan review system, which allows for a periodic review of its loan portfolio and the early identification of potential impaired loans. Such system takes into consideration, among other things, delinquency status, size of loans, type of collateral and financial condition of the borrowers. Specific loan loss allowances are established for identified loans based on a review of such information and/or appraisals of the underlying collateral. General loan losses are based upon a combination of factors including, but not limited to, actual loan loss experience, composition of the loan portfolio, current economic conditions and management's judgment. Although management believes that specific and general loan losses are established in accordance with management's best estimate, actual losses are dependent upon future events and, as such, further additions to the level of loan loss allowances may be necessary.

Note 1 — Summary of Significant Accounting Policies (Continued)

Loans and Allowance for Loan Losses (Continued)

A loan evaluated for impairment is deemed to be impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans identified as impaired are evaluated independently. The Bank does not aggregate such loans for evaluation purposes. Payments received on impaired loans are applied first to interest receivable, second to late charges, third to escrow, and fourth to principal.

Loan Origination Fees and Costs

Net loan origination fees and costs are deferred and amortized into income over the contractual lives of the related loans by use of the level yield method.

Loan Interest and the Allowance for Uncollected Interest

Interest on loans receivable is recorded on the accrual basis. An allowance for uncollected interest is established on loans where management has determined that the borrowers may be unable to meet contractual principal and/or interest obligations or where interest or principal is 90 days or more past due, unless the loans are well secured and there is a reasonable expectation of collection. When a loan is placed on nonaccrual, an allowance for uncollected interest is established and charged against current income. Thereafter, interest income is not recognized unless the financial condition and payment record of the borrower warrant the recognition of interest income. Interest on loans that have been restructured is accrued according to the renegotiated terms.

Concentration of Risk

The Bank's lending activity is concentrated in loans secured by multi-family and non-residential real estate located primarily in the Northeast and Mid-Atlantic regions of the United States. The Bank also had deposits in excess of the FDIC insurance limit at other financial institutions. At December 31, 2007, such deposits totaled $37.0 million, of which $36.8 million was held by the Federal Home Loan Bank of New York. Generally, deposits in excess of $100,000 are not insured by the FDIC.

Premises and Equipment

Land is stated at cost. Buildings and improvements, leasehold improvements and furnishings and equipment are stated at cost less accumulated depreciation and amortization computed on the straight-line method over the following useful lives:

	Years
Buildings	30 – 50
Building improvements	10 – 50
Leasehold improvements	1 – 15
Furnishings and equipment	3 – 50

Maintenance and repairs are charged to operations in the years incurred.

Note 1 — Summary of Significant Accounting Policies (Continued)

Bank Owned Life Insurance ("BOLI")

The Bank owns life insurance on the lives of certain of its officers. The cash surrender value is recorded as an asset and the change in cash surrender value is included in non-interest income and is exempt from federal, state and city income taxes. Our BOLI is invested in a General Account Portfolio and a Yield Portfolio account and is managed by an independent investment firm.

Federal Home Loan Bank of New York Stock

Federal law requires a member institution of the Federal Home Loan Bank ("FHLB") system to hold stock of its district FHLB according to a predetermined formula. The stock is carried at cost.

Business Combinations

Amounts paid for acquisitions are allocated to the tangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The Company then allocates the purchase price in excess of net tangible assets acquired to identifiable intangible assets. The fair value of identifiable intangible assets is based on detailed valuations that use information and assumptions provided by management. The Company allocates any excess purchase price over the fair value of the net tangible and intangible assets acquired to goodwill.

Intangible Assets

Intangible assets at December 31, 2007, totaled $710,000 and consist of the value of customer relationships acquired in the business combination completed by the Company in November 2007. The Company recorded these intangible assets at cost and will commence amortizing such assets on January 1, 2008, using the straight-line method over 11.7 years. Amortization expense will be included in other non-interest expenses. The Company plans to evaluate the remaining useful life of intangible assets on a periodic basis to determine whether events and circumstances warrant a revision to the remaining useful life. If the estimate of an intangible asset's remaining useful life is changed, the Company will amortize the remaining carrying value of the intangible asset prospectively over the revised remaining useful life. The Company plans to review intangible assets subject to amortization for impairment whenever events or circumstances indicate that the carrying value of these assets may not be recoverable. The Company will assess the recoverability of intangible assets using undiscounted cash flows. If intangible assets are found to be impaired, the amount recognized for impairment is equal to the difference between the carrying value and fair value. The fair value will be estimated based upon the present value of discounted future cash flows or other reasonable estimates of fair value.

Goodwill

Goodwill at December 31, 2007, totaled $1,310,000 and consists of goodwill acquired in the business combination completed by the Company in November 2007. The Company plans to test goodwill during the fourth quarter of each year for impairment, or more frequently if certain indicators are present or changes in circumstances suggest that impairment may exist. The Company plans to utilize a two-step approach. The first step requires a comparison of the carrying value of the reporting unit to the fair value of the unit. The Company will estimate the fair value of the reporting unit through internal analyses and external valuation, which utilizes an income approach based on the present value of future cash flows. If the carrying value of the reporting unit exceeds its fair value, the Company will perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of a reporting unit's goodwill with its carrying value. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. The Company allocates the fair value of the reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

Note 1 — Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company and the Bank file a consolidated federal income tax return. Income taxes are allocated to the Company and Bank based upon their respective income or loss included in the consolidated income tax return. The Company and the Bank file combined or separate state and city income tax returns depending on the particular requirements of each jurisdiction.

Federal, state and city income tax expense has been provided on the basis of reported income. The amounts reflected on the tax returns differ from these provisions due principally to temporary differences in the reporting of certain items for financial reporting and income tax reporting purposes. The tax effect of these temporary differences is accounted for as deferred taxes applicable to future periods. Deferred income tax expense or (benefit) is determined by recognizing deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. The realization of deferred tax assets is assessed and a valuation allowance provided, when necessary, for that portion of the asset, which is not more likely than not to be realized.

The Company recognizes income tax related penalties and interest incurred as a component of income tax expense. Such amounts have been immaterial.

Advertising Costs

Advertising costs are expensed as incurred. The direct response advertising conducted by the Bank is immaterial and has not been capitalized. Advertising costs are included in "non-interest expenses" on the Statements of Income.

Other Comprehensive Income

The Company records in accumulated other comprehensive income, net of related deferred income taxes, unrealized gains and losses on available for sale securities and the prior service cost of the Outside Directors Retirement Plan ("DRP") that has not yet been recognized in expense. Realized gains and losses, if any, are reclassified to non-interest income upon the sale of the related securities or upon the recognition of a security impairment loss. A portion of the prior service cost of the DRP is recorded in expense annually. At December 31, 2007, accumulated other comprehensive loss totaled $(149,000) and included $43,000 of net gains on available for sale securities less $(18,000) of related deferred income taxes and $(316,000) in prior service cost of the DRP less $142,000 of related deferred income taxes. At December 31, 2006, accumulated other comprehensive loss totaled $(116,000) and included $70,000 of net gains on available for sale securities less $(28,000) of related deferred income taxes and $(287,000) in prior service cost of the DRP less $129,000 of related deferred income taxes. The Company has elected to report the effects of other comprehensive income in the consolidated statements of stockholders' equity.

Net Income Per Common Share

Basic net income per common share is calculated by dividing the net income available to common stockholders by the weighted-average number of common shares outstanding during the period. Basic net income per common share for the year ended December 31, 2006, was calculated by utilizing net income for the period July 5, 2006, the date the Company completed its initial public stock offering, through December 31, 2006 ($749,000), and the weighted-average common shares outstanding during that same period. Diluted net income per common share is computed in a manner similar to basic net income per common share except that the weighted average number of common shares outstanding is increased to include the incremental common shares

Note 1 — Summary of Significant Accounting Policies (Continued)

Net Income Per Common Share (Continued)

(as computed using the treasury stock method) that would have been outstanding if all potentially dilutive common stock equivalents were issued during the period. Common stock equivalents may include restricted stock awards and stock options. The Company has not granted any restricted stock awards or stock options and had no potentially dilutive common stock equivalents. Unallocated common shares held by the Employee Stock Ownership Plan ("ESOP") are not included in the weighted-average number of common shares outstanding for purposes of calculating both basic and diluted net income per common share until they are committed to be released.

Interest Rate Risk

The Bank is principally engaged in the business of attracting deposits from the general public and using these deposits, together with other funds, to purchase securities and to make loans secured by real estate. The potential for interest-rate risk exists as a result of the generally shorter duration of interest-sensitive liabilities compared to the generally longer duration of interest-sensitive assets. In a rising rate environment, liabilities will re-price faster than assets, thereby reducing net interest income. For this reason, management regularly monitors the maturity structure of the Bank's assets and liabilities in order to measure its level of interest-rate risk and to plan for future volatility.

Off-Balance-Sheet Financial Instruments

In the ordinary course of business, we enter into off-balance-sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the consolidated statement of financial condition when funded.

Reclassification

Certain amounts for prior periods have been reclassified to conform to the current year's presentation. Such reclassifications had no effect on net income.

Note 2 – Mutual Holding Company Reorganization and Regulatory Matters

On July 5, 2006, the Company reorganized from a mutual savings bank to a mutual holding company structure. In the reorganization, the Company sold 5,951,250 shares of its common stock to the public and issued 7,273,750 shares of its common stock to Northeast Community Bancorp, MHC ("MHC"). The net proceeds received from the common stock offering were $57.6 million. Costs incurred in connection with the common stock offering were recorded as a reduction of gross proceeds from the offering and totaled approximately $1.9 million. The Company also provided a term loan to the Bank's Employee Stock Ownership Plan to enable it to purchase 518,420 shares of Company common stock at $10.00 per share as part of the reorganization.

The MHC, which owned 55.0% of the Company's common stock as of December 31, 2007, must hold at least 50.1% of the Company's stock so long as the MHC exists. In addition to owning shares of the Company's common stock, the MHC was capitalized in 2006 with $500,000 in cash from the Bank.

All depositors who had membership or liquidation rights with respect to the Bank as of the effective date of the reorganization will continue to have such rights solely with respect to the MHC as long as they continue to hold deposit accounts with the Bank. In addition, all persons who become depositors of the Bank subsequent to the date of the transaction will have such membership and liquidation rights with respect to the MHC. Borrowers of the Bank as of the date of the transaction will have the same membership rights in the MHC that they had in the Bank immediately prior to the date of the transaction as long as their existing borrowings remain outstanding.

Note 2 – Mutual Holding Company Reorganization and Regulatory Matters

Office of Thrift Supervision ("OTS") regulations impose limitations upon all capital distributions, including cash dividends, by savings institutions such as the Bank. Under these regulations, an application to and a prior approval of the OTS are required before any capital distribution if (1) the institution does not meet the criteria for "expedited treatment" of applications under OTS regulations; (2) total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years; (3) the institution would be undercapitalized following the distribution; or (4) the distribution would otherwise be contrary to statute, regulation or agreement with the OTS. If an application is not required, the Bank would still be required to provide the OTS with prior notification. The Company's ability to pay dividends, should any be declared, may depend on the ability of the Bank to pay dividends to the Company.

OTS regulations require the MHC to notify the OTS if it proposes to waive the receipt of dividends declared by the Company. The OTS reviews dividend waiver requests on a case-by-case basis and, generally, has not objected to such waivers if (1) the waiver would not be detrimental to the safe and sound operation of the institution; (2) the MHC's board of directors has determined that such waiver is consistent with such directors' fiduciary duties to MHC's members; and (3) the MHC certifies that the dividends declared (distributed and waived) for the current year plus prior two calendar quarters does not exceed cumulative net income during that period.

During 2007, the MHC filed notice with the OTS, which did not object, of its intention to waive dividends declared by the Company. Dividends declared by the Company in 2007 and waived by the MHC totaled approximately $436,000. We anticipate that the MHC will continue to waive receipt of all dividends declared by the Company.

The Bank is required to maintain certain levels of capital in accordance with the Financial Institutions Reform, Recovery and Enforcement Act (FIRREA) and OTS regulations. Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

Under the OTS regulations, the Bank must have: (1) tangible capital equal to 1.5% of tangible assets, (2) core capital equal 3% of tangible assets, and (3) total (risk-based) capital equal to 8% of risk-weighted assets. Tangible capital consists generally of stockholders' equity less most intangible assets. Core capital consists of tangible capital plus certain intangible assets such as qualifying purchased mortgage-servicing rights. Risk-based capital consists of core capital plus the general allowance for loan losses.

Under the prompt corrective action rule issued by the federal banking authorities, an institution must have a leverage ratio of 4% or greater, a tier 1 capital ratio of 4% or greater and a total risk-based capital ratio of 8% or greater in order to be considered adequately capitalized. The Bank is in compliance with these requirements at December 31, 2007.

Note 2 — Mutual Holding Company Reorganization and Regulatory Matters (Continued)

The following tables present a reconciliation of capital per generally accepted accounting principles ("GAAP") and regulatory capital and information about the Bank's capital levels at the dates presented:

	December 31, 2007	December 31, 2006
	(In Thousands)	
GAAP capital	$ 79,456	$ 67,662
Less: Goodwill and intangible assets	(2,020)	–
Unrealized gain on securities available for sale	(25)	(42)
Disallowed deferred tax assets	(1,003)	(667)
Core and Tangible Capital	76,408	66,953
Add: General valuation allowances	1,489	1,200
Total Capital	$ 77,897	$ 68,153

	Actual		For Capital Adequacy Purposes		To be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)			
As of December 31, 2007:						
Total capital (to risk-weighted assets)	$ 77,897	37.50 %	$ ≥16,617	≥8.00 %	$ 20,772	≥10.00 %
Tier 1 capital (to risk-weighted assets)	76,408	36.78	≥ –	≥ –	≥12,463	≥ 6.00
Core (Tier 1) capital (to adjusted total assets)	76,408	24.18	≥12,641	≥4.00	≥15,801	≥ 5.00
Tangible capital (to adjusted total assets)	76,408	24.18	≥4,740	≥1.50	≥ –	≥ –
As of December 31, 2006:						
Total capital (to risk-weighted assets)	$ 68,153	44.58 %	$ ≥12,229	≥8.00 %	$ ≥15,286	≥10.00 %
Tier 1 capital (to risk-weighted assets)	66,953	43.80	≥ –	≥ –	≥9,172	≥ 6.00
Core (Tier 1) capital (to adjusted total assets)	66,953	25.46	≥10,520	≥4.00	≥13,150	≥ 5.00
Tangible capital (to adjusted total assets)	66,953	25.46	≥3,945	≥1.50	≥ –	≥ –

Note 2 — Mutual Holding Company Reorganization and Regulatory Matters (Continued)

Based on the most recent notification by the OTS, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. There have been no conditions or events that have occurred since notification that management believes have changed the Bank's category.

The Bank's management believes that, with respect to regulations under FIRREA, the Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Bank, such as increased interest rates or a downturn in the economy in areas where the Bank has most of its loans, could adversely affect future earnings and, consequently, the ability of the Bank to meet its future minimum capital requirements.

Note 3 — Acquisition

On November 16, 2007, the Company acquired the operating assets of Hayden Financial Group LLC ("Hayden"), an investment advisory firm located in Connecticut, at a cost of $2,020,000, including $95,000 of expenses directly related to the transaction. The acquisition of these business assets has enabled the Bank to expand the services it provides to include investment advisory and financial planning services to the then-existing Hayden customer base as well as future customers. In connection with this transaction, the Company recorded intangible assets related to customer relationships of $710,000, goodwill of $1,310,000 and a note payable with a present value of $625,000. The acquired business is being operated as a division of the Bank and, during the period owned in 2007, generated total revenues of approximately $69,000 and net income of approximately $2,000.

Note 4 — Financial Instruments with Off-Balance Sheet Risk

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statements of financial condition.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	December 31,	
	2007	2006
	(In Thousands)	
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$ 44,071	$ 3,933
Construction loans in process	582	–
Commitments to fund unused lines of credit:		
Commercial lines	5,379	3,651
Consumer lines	191	210
	$ 50,223	$ 7,794

Note 4 — Financial Instruments with Off-Balance Sheet Risk (Continued)

At December 31, 2007, all of the financial instruments noted above carry adjustable or floating interest rates. Commitments to extend credit are legally binding agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The amount of collateral obtained, if deemed necessary by the Bank, is based on management's credit evaluation of the borrower.

Note 5 — Securities Available for Sale

	December 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
Federal National Mortgage Association common stock	$ 4	$ 42	$ –	$ 46
Mortgage-backed securities:				
Federal Home Loan Mortgage Corporation	187	1	–	188
Federal National Mortgage Association	82	–	–	82
Collateralized Mortgage Obligations	4	–	–	4
	273	1	–	274
	$ 277	$ 43	$ –	$ 320

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
Federal National Mortgage Association common stock	$ 4	$ 68	$ –	$ 72
Mortgage-backed securities:				
Federal Home Loan Mortgage Corporation	193	2	–	195
Federal National Mortgage Association	84	–	–	84
Collateralized Mortgage Obligations	4	–	–	4
	281	2	–	283
	$ 285	$ 70	$ –	$ 355

There were no sales of securities available for sale during the years ended December 31, 2007 and 2006.

Note 5 — Securities Available for Sale (Continued)

Contractual maturities of mortgage-backed securities were as follows:

	December 31,			
	2007		2006	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
Due within one year	$ 4	$ 4	$ –	$ –
Due after one but within five years	–	–	4	4
Due after ten years	269	270	277	279
	$ 273	$ 274	$ 281	$ 283

The maturities shown above are based upon contractual maturity. Actual maturities will differ from contractual maturities due to scheduled monthly repayments and due to the underlying borrowers having the right to prepay their obligations.

Note 6 — Securities Held to Maturity

	December 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
Mortgage-backed securities:				
Government National Mortgage Association	$ 1,341	$ 9	$ 2	$ 1,348
Federal Home Loan Mortgage Corporation	668	4	4	668
Federal National Mortgage Association	746	9	2	753
Collateralized Mortgage Obligations	116	1	–	117
Private Pass-through Securities	4	–	–	4
	$ 2,875	$ 23	$ 8	$ 2,890

Note 6 — Securities Held to Maturity (Continued)

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
U.S. Government (including Agencies) maturing:				
Within one year	$ 21,904	$ 11	$ 2	$ 21,913
After one but within five years	1,000	–	9	991
	22,904	11	11	22,904
Mortgage-backed securities:				
Government National Mortgage Association	2,190	6	13	2,183
Federal Home Loan Mortgage Corporation	1,135	12	3	1,144
Federal National Mortgage Association	995	12	2	1,005
Collateralized Mortgage Obligations	222	1	–	223
Private Pass-through Securities	9	–	–	9
	4,551	31	18	4,564
	$ 27,455	$ 42	$ 29	$ 27,468

There were no sales of securities held to maturity during the years ended December 31, 2007 and 2006.

Contractual maturities of mortgage-backed securities were as follows:

	December 31,			
	2007		2006	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
Due within one year	$ 50	$ 0	$ –	$ –
Due after one but within five years	46	47	258	260
Due after five but within ten years	303	303	95	95
Due after ten years	2,476	2,490	4,198	4,209
	$ 2,875	$ 2,890	$ 4,551	$ 4,564

Note 6 — Securities Held to Maturity (Continued)

The maturities shown above are based upon contractual maturity. Actual maturities will differ from contractual maturities due to scheduled monthly repayments and due to the underlying borrowers having the right to prepay their obligations.

The age of unrealized losses and the fair value of related securities held to maturity were as follows:

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In Thousands)					
December 31, 2007:						
Mortgage-backed securities	$ 74	$ 1	$ 961	$ 7	$1,035	$ 8
December 31, 2006:						
U. S. Government (including Agencies)	$ 997	$ 2	$ 991	$ 9	$1,988	$ 11
Mortgage-backed securities	–	–	2,372	18	2,372	18
	$ 997	$ 2	$3,363	$ 27	$4,360	$ 29

At December 31, 2007, 27 mortgage-backed securities had unrealized losses. As of December 31, 2007 and 2006, management concluded that the unrealized losses reflected above were temporary in nature since they were primarily related to market interest rates and not related to the underlying credit quality of the issuers of the securities. Additionally, the Bank has the ability and intent to hold these securities for the time necessary to recover the amortized cost.

Note 7 — Loans Receivable, Net

	December 31,	
	2007	2006
	(In Thousands)	
Real estate mortgage:		
One-to-four family	$ 304	$ 405
Multi-family	138,767	110,389
Mixed use	52,559	42,576
Commercial	79,305	47,802
	270,935	201,172
Construction:		
Multi-family	7,538	–
Commercial	1,918	–
	9,456	–
Commercial Business:		
Lines of Credit	2,322	–
Term	655	–
	2,977	–
Consumer:		
Line of credit	69	71
Passbook or certificate	19	348
	88	419
Total Loans	283,456	201,591
Allowance for loan losses	(1,489)	(1,200)
Deferred loan fees and costs	1,166	915
	$283,133	$201,306

Loans serviced for the benefit of others totaled approximately $4,407,000 and $3,012,000 at December 31, 2007 and 2006, respectively.

At December 31, 2007, we had three non-accrual loans which totaled approximately $1,867,000. There were no non-accrual loans at December 31, 2006. Interest income on such loans is recognized only when actually collected. During the year ended December 31, 2007, the Bank recognized interest income of approximately $21,000 on the non-accrual loans. Interest income that would have been recorded had the loans been on the accrual status would have amounted to approximately $153,000 for the year ended December 31, 2007. The Bank is not committed to lend additional funds to borrowers whose loans have been placed on the non-accrual status.

Note 7 — Loans Receivable, Net (Continued)

At December 31, 2007, impaired loans totaled $1,866,000 and were not subject to specific loan loss allowances. For the year ended December 31, 2007, the average recorded investment in impaired loans totaled approximately $1,114,000. No interest income was recognized on impaired loans during the period of impairment. At and during the year ended December 31, 2006, no loans were classified as impaired.

The following is an analysis of the allowance for loan losses:

	Years Ended December 31,	
	2007	2006
	(In Thousands)	
Balance, beginning	$ 1,200	$ 1,200
Provision charged to operations	338	–
Losses charged to allowance	(49)	–
Balance, ending	$ 1,489	$ 1,200

Note 8 - Premises and Equipment, Net

	December 31,	
	2007	2006
	(In Thousands)	
Land	$ 534	$ 587
Air rights acquired	-	6,088
Buildings and improvements	7,183	7,592
Leasehold improvements	736	725
Furnishings and equipment	4,977	4,823
	13,430	19,815
Accumulated depreciation and amortization	(8,901)	(8,698)
	$ 4,529	$ 11,117

Included in property and equipment at December 31, 2006, were $6,187,000 in assets, which were held for sale. These assets relate to a branch located in New York City and consisted of the following: land of $52,000, air rights of $6,088,000, building of $5,000 and furnishings and equipment of $42,000. The Bank closed on the sale of these assets on June 29, 2007, receiving net proceeds of $25,157,000 and recognizing a net gain of $18,962,000.

Note 9 — Accrued Interest Receivable, Net

	December 31, 2007	December 31, 2006
	(In Thousands)	
Loans	$ 1,456	$ 1,041
Securities	16	64
	1,472	1,105
Allowance for uncollected interest	(132)	(4)
	$ 1,340	$ 1,101

Note 10 — Deposits

	December 31, 2007 Amount	2007 Weighted Average Interest Rate	December 31, 2006 Amount	2006 Weighted Average Interest Rate
	(Dollars in Thousands)			
Demand deposits:				
Non-interest bearing	$ 1,745	0.00 %	$ 1,439	0.00 %
NOW and money market	21,839	0.84 %	21,137	0.49 %
	23,584	0.77 %	22,576	0.46 %
Savings accounts	57,346	0.73 %	60,755	0.70 %
Certificates of deposit maturing in:				
One year or less	95,341	4.83 %	68,033	4.40 %
After one to two years	24,531	4.76 %	13,537	4.17 %
After two to three years	14,412	4.78 %	9,630	4.28 %
After three to four years	5,099	5.27 %	9,339	4.57 %
After four to five years	5,665	5.15 %	4,722	5.27 %
	145,048	4.84 %	105,261	4.41 %
	$225,978	3.37 %	$188,592	2.74 %

As of December 31, 2007 and 2006, certificates of deposit over $100,000 totaled $26,846,000 and $24,368,000, respectively. Generally, deposits in excess of $100,000 are not insured by the FDIC.

Note 10 — Deposits (Continued)

Interest expense on deposits consists of the following:

	Years Ended December 31,	
	2007	2006
	(In Thousands)	
Demand deposits	$ 117	$ 111
Savings accounts	415	469
Certificates of deposit	5,365	3,913
	$5,897	$4,493

Note 11 — Note Payable

In conjunction with the Hayden acquisition on November 16, 2007, the Company incurred a four-year, zero-coupon note payable of $700,000. The note is payable in four annual installments, one on each succeeding note anniversary date, of $175,000. The note was initially recorded at $625,000, assuming a 4.60% discount rate. The note payable balance at December 31, 2007, was $627,000 and note discount accreted during 2007 totaled $2,000.

Note 12 — Income Taxes

The Bank qualifies as a savings institution under the provisions of the Internal Revenue Code and was, therefore, prior to January 1, 1996, permitted to deduct from taxable income an allowance for bad debts based upon eight percent of taxable income before such deduction, less certain adjustments. Retained earnings at December 31, 2006 and 2005, include approximately $4.1 million of such bad debt deductions which, in accordance with SFAS No. 109, "Accounting for Income Taxes," is considered a permanent difference between the book and income tax basis of loans receivable, and for which income taxes have not been provided. If such amount is used for purposes other than for bad debt losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

The components of income taxes are summarized as follows:

	Years Ended December 31,	
	2007	2006
	(In Thousands)	
Current tax expense	$4,097	$1,260
Deferred tax expense	5,053	(214)
Income Tax Expense	$9,150	$1,046

Note 12 — Income Taxes (Continued)

The following table presents a reconciliation between the reported income taxes and the income taxes, which would be computed by applying normal federal income tax rates to income before taxes:

	Years Ended December 31,	
	2007	2006
	(Dollars In Thousands)	
Federal income tax at statutory rates	$7,238	$ 886
State and City tax, net of federal income tax effect	1,945	202
Non-taxable income on bank owned life insurance	(123)	(52)
Other	90	10
Income Tax Expense	$9,150	$1,046
Effective Income Tax Rate	43.0%	40.2%

The tax effects of significant items comprising the net deferred tax asset are as follows:

	December 31,	
	2007	2006
	(In Thousands)	
Deferred tax assets:		
Allowance for loan losses	$ 657	$ 514
Depreciation	168	264
Benefit plans	223	63
Accumulated other comprehensive loss - DRP	142	129
Deferred loan fees and discounts	–	67
Total Deferred Tax Assets	1,190	1,037
Deferred tax liability:		
Unrealized gain on securities available for sale	18	28
Deferred loan fees and discounts	14	–
Gain on sale of building	5,179	–
Total Deferred Tax Liabilities	5,211	28
Net Deferred Tax (Liability) Asset	$(4,021)	$1,009

The net deferred tax (liability) asset is included in (accounts payable and accrued expenses) other assets in the consolidated statements of financial condition.

Note 13 — Other Non-Interest Expenses

The following is an analysis of other non-interest expenses:

	Years Ended December 31,	
	2007	2006
	(In Thousands)	
Service contracts	$ 205	$ 191
Insurance	165	162
Audit and accounting	214	208
Directors compensation	219	214
Telephone	167	161
Office supplies and stationary	209	252
Director, officer, and employee expenses	235	158
Legal fees	277	185
Other	642	440
	$2,334	$1,971

Note 14 — Benefits Plans

Outside Director Retirement Plan ("DRP")

Effective January 1, 2006, the Bank implemented the DRP. This plan is a non-contributory defined benefit pension plan covering all non-employee directors' meeting eligibility requirements as specified in the plan document. The DRP is accounted for under Statements of Financial Accounting Standards Nos. 132 and 158. The following table sets forth the funded status of the DRP and components of net periodic expense:

	Years Ended December 31,	
	2007	2006
	(Dollars In Thousands)	
Benefit Obligation – beginning	$ 358	$ –
Service cost	43	12
Interest cost	25	18
Actuarial loss	49	–
Prior service cost	1	308
Benefit Obligation – ending	$ 476	$358
Funded Status – Accrued liability included in Accounts Payable and Accrued Expenses	$ 476	$358
Discount rate	6.00%	6.00%
Salary increase rate	2.00%	2.00%
Net pension expense:		
Service cost	$ 43	$ 32
Interest cost	25	18
Amortization of unrecognized prior service liability	21	21
Total pension expense included in Other Non-Interest Expenses	$ 89	$ 71
Discount rate	6.00%	6.00%
Salary increase rate	2.00%	2.00%

Note 14 — Benefits Plans (Continued)

Outside Director Retirement Plan ("DRP") (Continued)

At December 31, 2007, prior service cost of $267,000 and actuarial losses of $49,000 have been recorded in Accumulated Other Comprehensive Loss. Approximately $21,000 and $5,000 of those amount are expected to be included in pension expense in 2008.

Benefit payments, which reflect expected future service as appropriate, are expected to be paid for the years ended December 31 as follows (in thousands):

2008	$ –
2009	–
2010	–
2011	29
2012	60
2013 – 2017	393

Supplemental Executive Retirement Plan ("SERP")

Effective January 1, 2006, the Bank implemented the SERP. This plan is a non-contributory defined benefit plan accounted for under SFAS 106. The SERP covers both the Bank's Chief Executive Officer and Chief Financial Officer. Under the SERP, each of these individuals will be entitled to receive, upon retirement at age 65, an annual benefit, paid in monthly installments, equal to 50% of his average base salary in the three-year period preceding retirement. Each individual may also retire early and receive a reduced benefit (0.25% reduction in benefit for each month by which retirement age is less than 65 years) upon the attainment of both age 60 and 20 years of service. Additional terms related to death while employed, death after retirement, disability before retirement and termination of employment are fully described within the plan document. The benefit payment term is the greater of 15 years or the executives remaining life. No benefits are expected to be paid during the next ten years.

During the years ended December 31, 2007 and 2006, expenses of $135,000 and 114,000, respectively, were recorded for this plan and are reflected in the Consolidated Statements of Income under Salaries and Employee Benefits. At December 31, 2007 and 2006, a liability for this plan of $249,000 and $114,000, respectively, is included in the Consolidated Statements of Financial Condition under Accounts Payable and Accrued Expenses.

401(k) Plan

The Bank maintains a 401(k) plan for all eligible employees. Participants are permitted to contribute from 1% to 15% of their annual compensation up to the maximum permitted under the Internal Revenue Code. The Bank through August 2006, made matching contributions equal to 100% of the employees contribution up to 5% of annual compensation. Plan expenses for the year ended December 31, 2006 were $90,000. In September 2006, the Bank ceased making matching contributions to the 401(k) plan. Employer contributions fully vest after 6 years.

Employee Stock Ownership Plan ("ESOP")

In conjunction with the Company's initial public stock offering, the Bank established an ESOP for all eligible employees (substantially all full-time employees). The ESOP borrowed $5,184,200 from the Company and used those funds to acquire 518,420 shares of Company common stock at $10.00 per share. The loan from the Company carries an interest rate of 8.25% and is repayable in twenty annual installments through 2025. Each year, the Bank intends to make discretionary contributions to the ESOP equal to the principal and interest payment required on the loan from the Company. The ESOP may further pay down the principal balance of the

Note 14 — Benefits Plans (Continued)

Employee Stock Ownership Plan ("ESOP") (Continued)

loan by using dividends paid, if any, on the shares of Company common stock it owns. The balance remaining on the ESOP loan was $4,762,000 at December 31, 2007.

Shares purchased with the loan proceeds serve as collateral for the loan and are held in a suspense account for future allocation among ESOP participants. As the loan principal is repaid, shares will be released from the suspense account and become eligible for allocation. The allocation among plan participants will be as described in the ESOP governing document.

The ESOP is accounted for in accordance with Statement of Position 93-6, "Accounting for Employee Stock Ownership Plans", which was issued by the American Institute of Certified Public Accountants. Accordingly, ESOP shares initially pledged as collateral were recorded as unearned ESOP shares in the stockholders' equity section of the consolidated statement of financial condition. Thereafter, on a monthly basis over a 240 month period, approximately 2,160 shares are committed to be released and compensation expense recorded equal to the shares committed to be released multiplied by the average closing price of the Company's stock during that month. ESOP expense during the years ended December 31, 2007 and 2006, totaled approximately $302,000 and $276,000, respectively. Dividends on unallocated shares, which totaled approximately $15,000 during 2007, are recorded as a reduction of the ESOP loan. Dividends on allocated shares, which totaled approximately $1,000 during 2007, are charged to retained earnings. ESOP shares are summarized as follows:

	December 31,	
	2007	2006
Allocated shares	25,921	–
Shares committed to be released	25,921	25,921
Unearned shares	466,578	492,499
Total ESOP Shares	518,420	518,420
Fair value of unearned shares	$5,520,000	$6,053,000

Note 15 — Commitments and Contingencies

Lease Commitments

Rentals under operating leases for certain branch offices amounted to $297,000 and $198,000 for the years ended December 31, 2007 and 2006, respectively. At December 31, 2007, the minimum rental commitments under all non-cancelable leases with initial or remaining terms of more than one year are as follows (in thousands):

Year ending December 31,	
2008	$ 294
2009	274
2010	248
2011	162
2012	64
Thereafter	1,114
	$2,156

Note 15 — Commitments and Contingencies (Continued)

Available Credit Facilities

The Bank has the ability to borrow up to $11.2 million from the Federal Home Loan Bank of New York, consisting of a $5.6 million Overnight Line of Credit and a $5.6 million Companion (DRA) Commitment, both of which expire on July 31, 2008. At December 31, 2007 and 2006, no amounts were outstanding under these credit facilities.

Other

The Company and Bank are also subject to claims and litigation that arise primarily in the ordinary course of business. Based on information presently available and advice received from legal counsel representing the Company and Bank in connection with such claims and litigation, it is the opinion of management that the disposition or ultimate determination of such claims and litigation will not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

Note 16 — Disclosures About Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate fair value:

Cash and Cash Equivalents and Accrued Interest Receivable and Payable

For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities

For both available for sale and held to maturity securities, fair values are based on quoted market prices.

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. The total loan portfolio is first divided into performing and non-performing categories. Performing loans are then segregated into adjustable and fixed rate interest terms. Fixed rate loans are segmented by type, such as construction and land development, other loans secured by real estate, commercial and industrial loans, and loans to individuals.

Certain types, such as commercial loans and loans to individuals, are further segmented by maturity and type of collateral.

For performing loans, fair value is calculated by discounting scheduled future cash flows through estimated maturity using a discount rate equivalent to the rate at which the Bank would currently make loans which are similar with regard to collateral, maturity, and the type of borrower. The discounted value of the cash flows is reduced by a credit risk adjustment based on internal loan classifications.

For non-performing loans, fair value is calculated by first reducing the carrying value by a credit risk adjustment based on internal loan classifications, and then discounting the estimated future cash flows from the remaining carrying value at the rate at which the Bank would currently make similar loans to creditworthy borrowers.

Federal Home Loan Bank of New York Stock

The carrying amount of the Federal Home Loan Bank of New York stock is equal to its fair value.

Note 16 — Disclosures About Fair Value of Financial Instruments (Continued)

Deposit Liabilities

The fair value of deposits with no stated maturity, such as non-interest-bearing demand deposits, money market accounts, interest checking accounts, and savings accounts is equal to the amount payable on demand. Time deposits are segregated by type, size, and remaining maturity. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is equivalent to the rate currently offered by the Bank for deposits of similar size, type and maturity. At December 31, 2007 and 2006, accrued interest payable of $27,000 and $19,000, respectively, is included in deposit liabilities.

Borrowed Funds

The fair value of the Bank's borrowed funds is estimated based on the discounted value of future contractual payments. The discount rate is equivalent to the estimated rate at which the Bank could currently obtain similar financing.

Off-Balance-Sheet Financial Instruments

The fair value of commitments to extend credit is estimated based on an analysis of the interest rates and fees currently charged to enter into similar transactions, considering the remaining terms of the commitments and the credit-worthiness of the potential borrowers. At December 31, 2007 and 2006, the estimated fair values of these off-balance-sheet financial instruments were immaterial.

The carrying amounts and estimated fair value of our financial instruments are as follows:

	December 31,			
	2007		2006	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In Thousands)			
Financial assets:				
Cash and cash equivalents	$ 39,146	$ 39,146	$ 36,749	$ 36,749
Securities available for sale	320	320	355	355
Securities held to maturity	2,875	2,890	27,455	27,468
Loans receivable	283,133	286,213	201,306	196,020
FHLB stock	414	414	399	399
Accrued interest receivable	1,340	1,340	1,101	1,101
Financial liabilities:				
Deposits	225,978	228,605	188,592	187,919

Note 17 — Parent Company Only Financial Information

The following are the condensed financial statements for Northeast Community Bancorp (Parent company only) as of December 31, 2007 and 2006 and for the periods then ended.

Statements of Financial Condition

	December 31,	
	2007	2006
	(In Thousands)	
Assets		
Cash and due from banks	$ 25,187	$ 9,533
Securities held to maturity	–	14,916
Investment in subsidiary	79,282	67,662
ESOP loan receivable	4,762	4,877
Other assets	–	3
Total Assets	$109,231	$96,991
Liabilities and Stockholders' Equity		
Accounts payable and accrued expense	$ 402	$240
Total Liabilities	402	240
Total Stockholders' Equity	108,829	96,751
Total Liabilities and Stockholders' Equity	$109,231	$96,991

Statements of Income

	Year Ended December 31, 2007	July 5, 2006 (Inception) to December 31, 2006
	(In Thousands)	
Interest income – securities	$ 402	$ 307
Interest income – interest- earning deposits	780	149
Interest income – ESOP loan	402	210
Operating expenses	(276)	(90)
Income before Income Tax Expense and Equity in Undistributed Earnings of Subsidiary	1,308	576
Income tax expense	522	226
Income before Equity in Undistributed Earnings of Subsidiary	786	350
Equity in undistributed earnings of subsidiary	11,351	399
Net Income	$12,137	$ 749

Note 17 — Parent Only Financial Information (Continued)

Statements of Cash Flow

	Year Ended December 31, 2007	July 5, 2006 (Inception) to December 31, 2006
	(In Thousands)	
Cash Flows from Operating Activities		
Net income	$ 12,137	$ 749
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in undistributed earnings of subsidiary	(11,351)	(399)
Amortization of securities discount	(84)	(307)
Decrease (increase) in other assets	3	(3)
(Decrease) increase in other liabilities	(2)	240
Net Cash Provided by Operating Activities	703	280
Cash Flows from Investing Activities		
Purchase of securities held to maturity	(5,000)	(29,609)
Maturities of securities held to maturity	20,000	15,000
Loan to ESOP	–	(5,184)
Repayment of ESOP loan	115	307
Purchase of Bank capital stock	–	(28,889)
Net Cash Provided by (Used in) Investing Activities	15,115	(48,375)
Cash Flows from Financing Activities		
Proceeds from issuance of common stock	–	57,628
Cash dividends paid	(164)	–
Net Cash Provided by (Used in) Financing Activities	(164)	57,628
Net Increase in Cash and Cash Equivalents	15,654	9,533
Cash and Cash Equivalents - Beginning	9,533	–
Cash and Cash Equivalents - Ending	$ 25,187	$ 9,533

Note 18 — Recent Accounting Pronouncements

FASB Statement No. 141(R)

FASB Statement No. 141 (R) "Business Combinations" was issued in December of 2007. This Statement establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The Statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective as of the beginning of a company's fiscal year beginning after December 15, 2008. This new pronouncement will impact the Company's accounting for business combinations completed beginning January 1, 2009.

FASB Statement No. 157

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements", which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. FASB Statement No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The adoption of FASB Statement No. 157 is not expected to have a material effect on our consolidated financial position, results of operations and cash flows.

In December 2007, the FASB issued proposed FASB Staff Position (FSP) 157-b, "Effective Date of FASB Statement No. 157," that would permit a one-year deferral in applying the measurement provisions of Statement No. 157 to non-financial assets and non-financial liabilities (non-financial items) that are not recognized or disclosed at fair value in an entity's financial statements on a recurring basis (at least annually). Therefore, if the change in fair value of a non-financial item is not required to be recognized or disclosed in the financial statements on an annual basis or more frequently, the effective date of application of Statement 157 to that item is deferred until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. This deferral does not apply, however, to an entity that applies Statement 157 in interim or annual financial statements before proposed FSP 157-b is finalized. The Company is currently evaluating the impact, if any, that the adoption of FSP 157-b will have on the Company's operating income or net earnings.

FASB Statement No. 158

On September 29, 2006, the FASB issued Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans", which amends Statement 87 and Statement 106 to require recognition of the over funded or under funded status of pension and other postretirement benefit plans on the balance sheet. Under Statement 158, gains and losses, prior service costs and credits, and any remaining transition amounts under Statement 87 and Statement 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. The measurement date — the date at which the benefit obligation and plan assets are measured — is required to be the company's fiscal year end. Statement 158 is effective for publicly-held companies for fiscal years ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. The implementation of the measurement date provisions of Statement 158, effective January 1, 2008, did not have a significant impact on the Company's financial condition or results of operations.

Note 18 — Recent Accounting Pronouncements (Continued)

FASB Statement No. 158 (Continued)

In February 2007, the FASB issued FASB Staff Position (FSP) FAS 158-1, "Conforming Amendments to the Illustrations in FASB Statements No. 87, No. 88, and No 106 and to the Related Staff Implementation Guides." This FSP makes conforming amendments to other FASB statements and staff implementation guides and provides technical corrections to Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." The conforming amendments in this FSP shall be applied upon adoption of Statement No. 158. The adoption of FSP FAS 158-1 did not have a material impact on our consolidated financial statements or disclosures.

FASB Statement No. 159

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115." Statement No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. Statement No. 159 is effective for our Company January 1, 2008. The Company does not expect the adoption of Statement No. 159 to have a material effect on its consolidated financial statements.

FASB Statement No. 160

FASB Statement No. 160 "Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" was issued in December of 2007. This Statement establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance will become effective as of the beginning of a company's fiscal year beginning after December 15, 2008. The Company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

Staff Accounting Bulletin (SAB) 110

Staff Accounting Bulletin No. 110 (SAB 110) amends and replaces Question 6 of Section D.2 of Topic 14, "Share-Based Payment," of the Staff Accounting Bulletin series. Question 6 of Section D.2 of Topic 14 expresses the views of the staff regarding the use of the "simplified" method in developing an estimate of expected term of "plain vanilla" share options and allows usage of the "simplified" method for share option grants prior to December 31, 2007. SAB 110 allows public companies which do not have historically sufficient experience to provide a reasonable estimate to continue use of the "simplified" method for estimating the expected term of "plain vanilla" share option grants after December 31, 2007. SAB 110 is effective January 1, 2008. As the Company does not presently have a stock option plan, SAB 110 has no present impact.

Emerging Issues Task Force (EITF) 06-4 and 06-10

In September 2006, the FASB's Emerging Issues Task Force (EITF) issued EITF Issue No. 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split Dollar Life Insurance Arrangements" ("EITF 06-4"). EITF 06-4 requires the recognition of a liability related to the postretirement benefits covered by an endorsement split-dollar life insurance arrangement. The consensus highlights that the employer (who is also the policyholder) has a liability for the benefit it is providing to its employee. As such, if the policyholder has agreed to maintain the insurance policy in force for the employee's benefit during his or her retirement, then the liability recognized during the employee's active service period should be based on the future cost of insurance to be incurred during the employee's retirement. Alternatively, if the policy holder has agreed to provide the employee with a death benefit, then the liability for the future death benefit should be recognized by following the guidance in SFAS No. 106 or Accounting Principles Board (APB) Opinion No. 12, as appropriate.

Note 18 — Recent Accounting Pronouncements (Continued)

Emerging Issues Task Force (EITF) 06-4 and 06-10 (Continued)

For transition, an entity can choose to apply the guidance using either of the following approaches: (a) a change in accounting principle through retrospective application to all periods presented or (b) a change in accounting principle through a cumulative-effect adjustment to the balance in retained earnings at the beginning of the year of adoption. This EITF is effective for fiscal years beginning after December 15, 2007, with early adoption permitted. The Company does not believe that the implementation of this guidance will have a material impact on the Company's consolidated financial statements.

In March 2007, the FASB ratified Emerging Issues Task Force Issue No. 06-10 "Accounting for Collateral Assignment Split-Dollar Life Insurance Agreements" (EITF 06-10). EITF 06-10 provides guidance for determining a liability for the postretirement benefit obligation as well as recognition and measurement of the associated asset on the basis of the terms of the collateral assignment agreement. The requirements of EITF 06-10 are essentially equivalent to EITF 06-04 and are effective for fiscal years beginning after December 15, 2007. The Company does not believe that the implementation of this guidance will have a material impact on the Company's consolidated financial statements.

Emerging Issues Task Force (EITF) 06-11

In June 2007, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" ("EITF 06-11"). EITF 06-11 states that an entity should recognize a realized tax benefit associated with dividends on non-vested equity shares, non-vested equity share units and outstanding equity share options charged to retained earnings as an increase in additional paid in capital. The amount recognized in additional paid in capital should be included in the pool of excess tax benefits available to absorb potential future tax deficiencies on share-based payment awards. EITF 06-11 should be applied prospectively to income tax benefits of dividends on equity-classified share-based payment awards that are declared in fiscal years beginning after December 15, 2007. In the absence of any existing share-based compensation plans, the implementation of this guidance will not impact on the Company's consolidated financial statements. Should share-based compensation plans be adopted in the future, this guidance will apply.

Note 19 — Quarterly Financial Data (Unaudited)

	Quarter Ended			
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
	(In Thousands, except for per share data)			
Interest Income	$ 3,969	$ 4,126	$ 4,562	$ 4,945
Interest Expense	1,284	1,332	1,504	1,798
Net Interest Income	2,685	2,794	3,058	3,147
Provision for Loan Losses	–	338	–	–
Net Interest Income after Provision for Loan Losses	2,685	2,456	3,058	3,147
Non-Interest Income	182	19,141	195	249
Non-Interest Expenses	2,259	2,739	2,362	2,466
Income before Income Taxes	608	18,858	891	930
Income Taxes	218	8,235	337	360
Net Income	$ 390	$ 10,623	$ 554	$ 570
Net Income per common share – Basic	$ 0.03	$ 0.83	$ 0.04	$ 0.04
Weighted average numbers of common shares outstanding – basic	12,736	12,742	12,749	12,758
Dividends declared per share	$ –	$ –	$ 0.03	$ 0.03

	Quarter Ended			
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
	(In Thousands, except for per share data)			
Interest Income	$3,545	$3,684	$4,111	$4,008
Interest Expense	903	1,072	1,225	1,293
Net Interest Income	2,642	2,612	2,886	2,715
Provision for Loan Losses	–	–	–	–
Net Interest Income after Provision for Loan Losses	2,642	2,612	2,886	2,715
Non-Interest Income	113	119	179	208
Non-Interest Expenses	2,035	2,110	2,354	2,371
Income before Income Taxes	720	621	711	552
Income Taxes	311	271	299	165
Net Income	$ 409	$ 350	$ 412	$ 387
Net Income per common share – Basic	N/A	N/A	$ 0.03	$ 0.03
Weighted average numbers of common shares outstanding – basic	N/A	N/A	12,723	12,729

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Board of Directors

Kenneth A. Martinek
Diane B. Cavanaugh
Arthur M. Levine
Charles A. Martinek
John F. McKenzie
Salvatore Randazzo
Harry (Jeff) A.S. Read
Linda M. Swan
Kenneth H. Thomas

Executive Officers of Northeast Community Bancorp, Inc.

Kenneth A. Martinek
Chairman of the Board, President and Chief Executive Officer

Salvatore Randazzo
Executive Vice President and Chief Financial Officer

Executive Officers of Northeast Community Bank

Kenneth A. Martinek
Chairman of the Board, President and Chief Executive Officer

Salvatore Randazzo
Executive Vice President and Chief Financial Officer

Susan Barile
Executive Vice President and Chief Mortgage Officer

END